SEC Number	PW-55
File Number

________________________________________________

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY

(Company’s Full Name)

Ramon Cojuangco Building
Makati Avenue, Makati City

(Company’s Address)

(632) 816-8556

(Telephone Number)

Not Applicable

(Fiscal Year Ending)
(month & day)

SEC Form 17-Q

Form Type

Not Applicable

Amendment Designation (if applicable)

March 31, 2012

Period Ended Date

Not Applicable

(Secondary License Type and File Number)

May 8, 2012

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Director Justina Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-Q with Management’s Discussion and Analysis and accompanying unaudited consolidated financial statements for the three (3) months ended March 31, 2012.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

  P       W       -       5       5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL-REVILLA	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-Q	0	6	Every 2nd
Tuesday
-	-	-	-		-	-
Month			Day	FORM TYPE	Month			Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,359		N/A
As of March 31, 2012
N/A

Total No. of Stockholders	Domestic	Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________

File Number	LCU

______________________________

Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17
OF THE SECURITIES REGULATION CODE (“SRC”) AND
SRC 17 (2) (b) THEREUNDER

1. For the quarterly period ended March 31, 2012

2. SEC Identification Number PW-55 3. BIR Tax Identification No. 000-488-793

4. Philippine Long Distance Telephone Company

Exact name of registrant as specified in its charter

5. Republic of the Philippines

Province, country or other jurisdiction of incorporation or organization

6.	Industry Classification Code:(SEC Use Only)
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	0721

	Address of registrant’s principal office	Postal Code

8. (632) 816-8556

Registrant’s telephone number, including area code

9. Not Applicable

Former name, former address, and former fiscal year, if changed since last report

10. Securities registered pursuant to Sections 8 of the SRC

Title of Each Class Number of Shares of Common Stock Outstanding

Common Capital Stock, Php5 par value 216,055,775 shares as at March 31, 2012

11. Are any or all of these securities listed on the Philippine Stock Exchange?

Yes [ X ] No [ ]

12. Check whether the registrant

(a)	has filed all reports required to be filed by Section 17 of the SRC during the preceding ten months (or for such shorter period that the registrant was required to file such reports):

Yes [ X ] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [ X ]No [ ]

TABLE OF CONTENTS
Page

PART I - FINANCIAL INFORMATION	1

Item 1.	Consolidated Financial Statements 1

Item 2.	Management’s Discussion and Analysis of Financial

Condition and Results of Operations	1
Financial Highlights and Key Performance Indicators	2
Overview	3
Performance Indicators	5
Management’s Financial Review	6
Results of Operations	7
Wireless	11
Revenues	11
Expenses	22
Other Income (Expenses)	24
Provision for Income Tax	25
Net Income	25
EBITDA	25
Core Income	25
Fixed Line	25
Revenues	25
Expenses	31
Other Income (Expenses)	34
Provision for Income Tax	34
Net Income	34
EBITDA	35
Core Income	35
Business Process Outsourcing	35
Revenues	35
Expenses	36
Other Income (Expenses)	37
Provision for Income Tax	38
Net Income	38
EBITDA	38
Core Income	38
Others	38
Expenses	38
Other Income	39
Net Income	39
EBITDA	39
Core Income	40
Liquidity and Capital Resources	40
Operating Activities	41
Investing Activities	41
Financing Activities	42
Off-Balance Sheet Arrangements	44
Equity Financing	44
Contractual Obligations and Commercial Commitments	45
Quantitative and Qualitative Disclosures about Market Risks	45
Impact of Inflation and Changing Prices	47
PART II – OTHER INFORMATION	47
Related Party Transactions	52
ANNEX – Aging of Accounts Receivable	A-1
SIGNATURES	S-1

PART I – FINANCIAL INFORMATION

Item 1. Consolidated Financial Statements

Our consolidated financial statements as at March 31, 2012 (unaudited) and December 31, 2011 (audited) and for the three months ended March 31, 2012 and 2011 and related notes (pages F-1 to F-126) are filed as part of this report on Form 17-Q.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 – Summary of Significant Accounting Policies to the accompanying unaudited consolidated financial statements for the list of these subsidiaries, including a description of their respective principal business activities and PLDT’s direct and/or indirect equity interest).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes. Our unaudited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, or PFRS, which is virtually converged with International Financial Reporting Standards as issued by the International Accounting Standards Board, except for some transitional differences. PFRS differs in certain significant respects from generally accepted accounting principles, or GAAP, in the U.S.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements is stated in Philippine pesos. All references to “Philippine pesos,” “Php” or “pesos” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “yen” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php42.93 to US$1.00, the volume weighted average exchange rate as at March 31, 2012 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, actual results may differ materially from any forward-looking statement made elsewhere in this report.

Financial Highlights and Key Performance Indicators

	March 31,	December 31,	Increase (Decrease)
	2012(1)	2011(1)	Amount	%

(in millions, except for net debt to equity ratio, EBITDA margin, earnings per common share, operational
data and exchange rates)	(Unaudited)	(Audited)
Consolidated Statements of Financial Position
Total assets	400,286	395,646	4,640	1
Property, plant and equipment – net	192,968	197,731	(4,763)	(2)
Cash and cash equivalents and short-term investments	47,399	46,615	784	2
Total equity attributable to equity holders of PLDT	136,775	151,833	(15,058)	(10)
Notes payable and long-term debt, including current portion	114,088	117,275	(3,187)	(3)
Net debt(2) to equity ratio	0.49x	0.47x	–	–
	Three Months Ended March 31,		Increase (Decrease)

	2012(1)	2011	Amount	%

Consolidated Income Statements
Revenues(3)	43,576	38,280	5,296	14
Expenses(3)	30,643	24,004	6,639	28
Other income	933	82	851	1,038
Income before income tax	13,866	14,358	(492)	(3)
Net income	10,070	10,726	(656)	(6)
Net income attributable to equity holders of PLDT:
Reported net income	10,079	10,734	(655)	(6)
Core income	9,308	10,556	(1,248)	(12)
EBITDA	20,467	20,954	(487)	(2)
EBITDA margin(3) and (4)	48%	56%	(8%)	(14)
Reported earnings per common share:
Basic	46.59	56.87	(10.28)	(18)
Diluted	46.59	56.78	(10.19)	(18)
Core earnings per common share(5):
Basic	43.03	55.91	(12.88)	(23)
Diluted	43.03	55.84	(12.81)	(23)
Consolidated Statements of Cash Flows
Net cash provided by operating activities	18,592	20,830	(2,238)	(11)
Net cash used in investing activities	5,610	2,699	2,911	108
Capital expenditures	2,751	3,112	(361)	(12)
Net cash provided by (used in) financing activities	(12,102)	1,224	(13,326)	(1,089)
Operational Data
Number of cellular subscribers	66,109,953	46,656,685	19,453,268	42
Number of fixed line subscribers	2,151,136	1,842,004	309,132	17
Number of broadband subscribers:	2,999,591	2,100,743	898,848	43
Fixed Line	886,678	693,524	193,154	28
Wireless	2,112,913	1,407,219	705,694	50
Number of employees:	35,405	29,463	5,942	20
Fixed Line	11,706	9,558	2,148	22
LEC	9,064	7,407	1,657	22
Others	2,642	2,151	491	23
Wireless	8,063	5,053	3,010	60
Business Process Outsourcing	15,636	14,852	784	5

		Weighted average rates
Exchange Rates – per US$	Month-end rates	during the period
March 31, 2012	Php42.93	Php43.03
December 31, 2011	43.92	43.31
March 31, 2011	43.41	43.78
December 31, 2010	43.81	45.12

(1) Includes the Digitel Group’s financial information and operational data as at March 31, 2012 and December 31, 2011, and for the first quarter of 2012.

(2) Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion and notes payable).

(3) The 2011 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed below, and the implementation of the reorganization of our business segments, as discussed in the “Overview” section.

(4) EBITDA margin is measured as EBITDA divided by service revenues for the period.

(5) Core earnings per common share, or core EPS, is measured as core income attributable to common equity holders of PLDT divided by the weighted average number of common shares for the period.

As discussed in Other Information and Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel to the accompanying unaudited consolidated financial statements, the acquisition of Digitel was completed on October 26, 2011. Incremental impact of the Digitel Group on our consolidated financial highlights and results of operations as at and for the three months ended March 31, 2012, as set forth in the table below:

			Incremental Impact
		Intercompany	of the Digitel
(in millions, except for EBITDA margin and operational data)	Digitel Group	Transactions	Group on PLDT Group
Income Statements
Revenues	5,867	(172)	5,695
Expenses	5,716	(151)	5,565
Other income	2,698	(1,978)	720
Income before income tax	2,849	(1,999)	850
Net income for the period	2,689	(1,999)	690
Net income attributable to equity holders:
Reported net loss	2,690	(1,999)	691
Core income	108	131	239
EBITDA	1,653	(21)	1,632
EBITDA margin(1)	29%	–	29%
Statements of Cash Flows
Net cash provided by operating activities	1,778	–	1,778
Net cash used in investing activities	29	–	29
Capital expenditures	33	–	33
Net cash used in financing activities	1,278	–	1,278
Operational Data
Number of cellular subscribers	15,579,457	–	15,579,457
Number of fixed line subscribers	292,504	–	292,504
Number of broadband subscribers	601,786	–	601,786
Fixed Line	107,232	–	107,232
Wireless	494,554	–	494,554

(1) EBITDA margin is measured as EBITDA divided by service revenues for the period.

Change in the Presentation of our Outbound Revenues

In December 2011, we changed the presentation of our outbound revenues to gross amounts before charges billed to us, where applicable, by other carriers. In doing so, interconnection costs are then presented as a separate line item in the expense section of our consolidated income statements. Prior to December 2011, we presented outbound revenues net of the share of other carriers. We made this change to present outbound revenue on a gross basis to more correctly present and align our consolidated income statement presentation with the predominant global practice in the telecommunications industry.

Overview

We are the largest and most diversified telecommunications company in the Philippines. Based on the recent reorganization, as discussed below, we have organized our business into business units based on our products and services and have four reportable operating segments which serve as bases for management’s decision to allocate resources and evaluate operating performance:

•	Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, Connectivity Unlimited Resource Enterprise, or CURE, and Digital Mobile Philippines, Inc., or DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digital Telecommunications Inc., or Digitel (PLDT acquired a controlling interest in Digitel on October 26, 2011 and through a series of transactions holds approximately 99.5% of the outstanding common stock of Digitel as at March 31, 2012), our cellular service providers; Smart Broadband, Inc., or SBI, and Primeworld Digital Systems, Inc., or PDSI, our wireless broadband service providers; Wolfpac Mobile, Inc., or Wolfpac, and Chikka Holdings Limited, or Chikka, and its subsidiaries, or Chikka Group, our wireless content operators; and ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, our satellite operator;

•	Fixed Line — fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Philcom, Inc. or Philcom, and its subsidiaries, or Philcom Group, PLDT-Maratel, Inc., SBI, PDSI, Bonifacio Communications Corporation, PLDT Global Corporation, or PLDT Global, and Digitel, all of which together account for approximately 17% of our consolidated fixed line subscribers; and information and communications infrastructure and services for internet applications, internet protocol, or IP-based solutions and multimedia content delivery provided by ePLDT, Inc., or ePLDT, and ABM Global Solutions, Inc. (formerly known as BayanTrade, Inc.), or AGS, and its subsidiaries, or AGS Group; netGames, Inc.; and bills printing and other value-added services, or VAS, -related services provided by ePDS, Inc., or ePDS (ePLDT increased its equity interest in ePDS from 50% to 67% on August 24, 2011). ePLDT disposed of its 75% interest in Digital Paradise, a provider of internet access services, on April 1, 2011 and its 57.51% interest in Level Up!, a publisher of online games, on July 11, 2011;

•	Business Process Outsourcing, or BPO –– knowledge processing solutions provided by SPi Technologies, Inc., or SPi, and its subsidiaries, or SPi Group; customer relationship management provided by SPi CRM Inc., or SPi CRM; and Infocom (ePLDT transferred the internet business of Infocom to PLDT on July 1, 2011); and

•	Others –– PCEV, a holding/investment company.

See Note 2 – Summary of Significant Accounting Policies and Note 13 – Business Combinations and Acquisition of Noncontrolling Interests to the accompanying unaudited consolidated financial statements.

The primary effects of the acquisition of the Digitel Group on our operating segments is the addition of DMPI to our wireless business and the addition of Digitel to our fixed line business. We have agreed with the NTC that we will continue to operate Sun Cellular as a separate brand. For further information on the effect of the Digitel acquisition on PLDT and its businesses, see “–– Part II –– Other Information –– PLDT’s Acquisition of Digitel”.

On July 7, 2010, our Board of Directors approved the reorganization of the ePLDT Group into two business groups: (i) the information and communications technology, or ICT, business group, which provides data center services, internet and online gaming services and business solutions and applications, and which was subsequently incorporated into our fixed line business; and (ii) the BPO business group, which covers customer relationship management or call center operations under SPi CRM; and content solutions, medical billing and coding and medical transcription services under SPi.

With our objective to grow the BPO business segment, and for ePLDT to focus on its core business of IT infrastructure and services, our Board of Directors approved on July 5, 2011 to spin off SPi and SPi CRM from ePLDT and transfer the ownership of SPi Global to PLDT, and to place both SPi and SPi CRM under SPi Global.  The reorganization was completed on December 6, 2011.

PCEV transferred its cellular business to Smart in August 2009 and acquired 223 million common shares, or about 20% equity interest, in Manila Electric Company, or Meralco, in March 2010. PCEV subsequently transferred to Beacon Electric Asset Holdings, Inc., or Beacon, in which PCEV acquired 50% equity interest effective March 31, 2010, 154.2 million and 68.8 million Meralco common shares to Beacon on May 12, 2010 and October 25, 2011, respectively.  As a result, PCEV became an investment/holding company and reclassified PCEV from Wireless to Others business segment.

Our chief operating decision maker now views our business activities in four business units: Wireless, Fixed Line, BPO and Others, compared to three business units in 2010: Wireless, Fixed Line and ICT. The remaining ICT businesses, which do not form part of our BPO, were reclassified into our fixed line segment. We have retroactively implemented the above changes in our segment reporting and restated our comparative operating segment information accordingly.

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

EBITDA

EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income. EBITDA is monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. EBITDA is presented also as a supplemental disclosure because our management believes that it is widely used by investors in their analysis of the performance of PLDT and to assist them in their comparison of PLDT’s performance with that of other companies in the technology, media and telecommunications sector. We also present EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the technology, media and telecommunications sector have historically reported EBITDA as a supplement to financial measures in accordance with PFRS. EBITDA should not be considered as an alternative to net income as an indicator of our performance, as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with PFRS. Unlike net income, EBITDA does not include depreciation and amortization or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using EBITDA as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax, net income, cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in EBITDA. Our calculation of EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Core Income

Core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. The core income results are monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Also, core income is used by the management as a basis of determining the level of dividend payouts to shareholders and basis of granting incentives to employees. Core income should not be considered as an alternative to income before income tax or net income determined in accordance with PFRS as an indicator of our performance. Unlike income before income tax, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and other non-recurring gains and losses. We compensate for these limitations by using core income as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Management’s Financial Review

We use EBITDA and core income to assess our operating performance. The reconciliation of our consolidated EBITDA and our consolidated core income to our consolidated net income for the three months ended March 31, 2012 and 2011 are set forth below.

The following table shows the reconciliation of our consolidated EBITDA to our consolidated net income for the three months ended March 31, 2012 and 2011:

	2012	2011
	(in millions)
Consolidated EBITDA	20,467	20,954
Foreign exchange gains – net	1,236	320
Interest income	357	321
Equity share in net earnings of associates and joint ventures	274	192
Amortization of intangible assets	(64)	(75)
Gains (losses) on derivative financial instruments – net	(95)	422
Financing costs – net	(1,681)	(1,530)
Depreciation and amortization	(7,470)	(6,603)
Other income	842	357

Consolidated income before income tax	13,866	14,358
Provision for income tax	(3,796)	(3,632)

Consolidated net income	10,070	10,726

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the three months ended March 31, 2012 and 2011:

	2012	2011
	(in millions)
Consolidated core income	9,308	10,556
Foreign exchange gains – net	1,236	311
Gains (losses) on derivative financial instruments – net, excluding hedge cost	(7)	511
Core income adjustment on equity share in net earnings of associates and joint ventures	(89)	(312)
Others	–	(85)
Net tax effect of aforementioned adjustments	(369)	(247)
Net income attributable to equity holders of PLDT	10,079	10,734
Net income (loss) attributable to noncontrolling interests	(9)	(8)

Consolidated net income	10,070	10,726

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expenses), income before income tax, provision for income tax, net income, EBITDA, EBITDA margin and core income for the three months ended March 31, 2012 and 2011. In each of the three months ended March 31, 2012 and 2011, we generated a majority of our revenues from our operations within the Philippines.

										Inter-segment
	Wireless		Fixed Line		BPO		Others			Transactions			Consolidated
					(in millions)
For the three months ended
March 31, 2012
Revenues	29,531		15,791		2,415			–		(4,161)		43,576
Expenses	19,650		13,172		2,069			5		(4,253)		30,643
Other income (expenses)	924		(373)		36			438		(92)		933
Income before income tax	10,805		2,246		382			433		–		13,866
Provision for income tax	3,224		477		90			5		–		3,796
Net income/Segment profit	7,581		1,769		292			428		–		10,070
EBITDA	14,019		5,858		503			(5)		92		20,467
EBITDA margin(1)	48%		38%		21%			–		–		48%
Core income	6,925		1,598		268			517		–		9,308
For the three months ended
March 31, 2011
Revenues	25,402		14,647		2,010			–		(3,779)		38,280
Expenses	14,250		11,743		1,843			4		(3,836)		24,004
Other income (expenses)	(212)		130		(1)			222		(57)		82
Income before income tax	10,940		3,034		166			218		–		14,358
Provision for income tax	2,772		846		9			5		–		3,632
Net income/Segment profit	8,168		2,188		157			213		–		10,726
EBITDA	14,553		6,043		305			(4)		57		20,954
EBITDA margin(1)	58%		42%		15%			–		–		56%
Core income	8,136		1,734		161			525		–		10,556
Increase (Decrease)	Amount	%	Amount	%	Amount	%		Amount	%	Amount %		Amount	%

Revenues	4,129	16	1,144	8	405		20	–	–	(382)	10	5,296	14
Expenses	5,400	38	1,429	12	226		12	1	25	(417)	11	6,639	28
Other income (expenses)	1,136	536	(503)	(387)	37		3,700	216	97	(35)	61	851	1,038
Income before income tax	(135)	(1)	(788)	(26)	216		130	215	99	–	–	(492)	(3)
Provision for income tax	452	16	(369)	(44)	81		900	–	–	–	–	164	5
Net income /Segment profit (loss)	(587)	(7)	(419)	(19)	135		86	215	101	–	–	(656)	(6)
EBITDA	(534)	(4)	(185)	(3)	198		65	(1)	25	35	61	(487)	(2)
Core income	(1,211)	(15)	(136)	(8)	107		66	(8)	(2)	–	–	(1,248)	(12)

(1) EBITDA margin is measured as EBITDA divided by service revenues for the period.

The table below shows the contribution by business segment of the results of the Digitel Group to our consolidated revenues, expenses, other income (expenses), income before income tax, provision for income tax, net income, EBITDA, EBITDA margin and core income for the first quarter of 2012.

				Intercompany	Incremental Effect
	Wireless	Fixed Line	Consolidated	Transactions	on PLDT Group
			(in millions)
Revenues	4,821	1,046	5,867	(172)	5,695
Expenses	4,919	797	5,716	(151)	5,565
Other income	711	1,987	2,698	(1,978)	720
Income before income tax	613	2,236	2,849	(1,999)	850
Provision for income tax	155	5	160	–	160
Net income /Segment profit	458	2,231	2,689	(1,999)	690
EBITDA	1,271	382	1,653	(21)	1,632
EBITDA margin(1)	27%	37%	29%	–	29%
Core income	17	91	108	131	239

(1) EBITDA margin is measured as EBITDA divided by service revenues for the period.

On a Consolidated Basis

We reported consolidated revenues of Php43,576 million, which includes revenue contribution from the Digitel Group of Php5,695 million, in the first quarter of 2012, an increase of Php5,296 million, or 14%, as compared with Php38,280 million in the same period in 2011, primarily due to an increase in our service revenues by Php5,073 million as a result of higher cellular and broadband revenues from our wireless business, higher revenues from data and other network, local exchange and international long distance services of our fixed line business, as well as higher service revenues from our BPO business, partially offset by lower revenues from national long distance service of our fixed line business.

The following table shows the breakdown of our consolidated revenues by business segment for the three months ended March 31, 2012 and 2011:

					Change
	2012(1)		% 2011(2)	% Amount		%
			(in millions)
Wireless	29,531	68	25,402	67	4,129	16
Fixed line	15,791	36	14,647	38	1,144	8
BPO	2,415	6	2,010	5	405	20
Inter-segment transactions	(4,161)	(10)	(3,779)	(10)	(382)	10

Consolidated	43,576	100	38,280	100	5,296	14

(1) Includes the Digitel Group’s results of operations for the first quarter of 2012.

(2) The 2011 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section and the implementation of the reorganization of our business segments, as discussed in the “Overview” section.

Consolidated expenses increased by Php6,639 million, or 28%, to Php30,643 million in the first quarter of 2012, which includes expenses from the Digitel Group of Php5,565 million, from Php24,004 million in the same period in 2011, largely as a result of higher cost of sales, repairs and maintenance, depreciation and amortization, compensation and employee benefits, selling and promotions, rent, asset impairment, professional and other contracted services, and taxes and licenses, partly offset by decreases in amortization of intangible assets and other operating expenses.

The following table shows the breakdown of our consolidated expenses by business segment for the three months ended March 31, 2012 and 2011:

					Change
	2012(1)		% 2011(2)	% Amount		%
			(in millions)
Wireless	19,650	64	14,250	59	5,400	38
Fixed line	13,172	43	11,743	49	1,429	12
BPO	2,069	7	1,843	8	226	12
Others	5	–	4	–	1	25
Inter-segment transactions	(4,253)	(14)	(3,836)	(16)	(417)	11

Consolidated	30,643	100	24,004	100	6,639	28

(1) Includes the Digitel Group’s results of operations for the first quarter of 2012.

(2) The 2011 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section and the implementation of the reorganization of our business segments, as discussed in the “Overview” section.

Consolidated other income in the first quarter of 2012, which includes other income from the Digitel Group of Php720 million, amounted to Php933 million, an increase of Php851 million from Php82 million in the same period in 2011, primarily due to the combined effects of the following:

(i) higher net foreign exchange gains by Php916 million due to the revaluation of foreign-currency denominated assets and liabilities as a result of the effect of a higher level of appreciation of the Philippine peso to the U.S. dollar; (ii) an increase in other income by Php485 million mainly due to the effect of the inclusion of Digitel’s other income, higher net gain on fixed assets disposal and the reversal of prior year’s provisions, partially offset by lower pension benefit income recognized by PLDT;

(iii) net increase in equity share in net earnings of associates and joint ventures by Php82 million;

(iv) higher interest income by Php36 million due to a higher average level of investments, higher average interest rates, partly offset by the effect of higher appreciation of the Philippine peso relative to the U.S. dollar and shorter average tenor of placements; (v) an increase in net financing costs by Php151 million mainly due to higher interest on loans and other related items on account of higher average interest rate, partially offset by our wireless business’ higher capitalized interest in the first quarter of 2011; and (vi) net losses on derivative financial instruments of Php95 million in the first quarter of 2012 as against net gains on derivative financial instruments of Php422 million in the same period in 2011 mainly due to the effect of a narrower U.S. dollar and peso interest rate differentials and higher level of appreciation of the Philippine peso to the U.S. dollar in the first quarter of 2012, partially offset by lower hedge costs.

The following table shows the breakdown of our consolidated other income by business segment for the three months ended March 31, 2012 and 2011:

					Change
	2012(1)	% 2011(2)		% Amount		%
			(in millions)
Wireless	924	99	(212)	(259)	1,136	(536)
Fixed line	(373)	(40)	130	159	(503)	(387)
BPO	36	4	(1)	(1)	37	3,700
Others	438	47	222	271	216	97
Inter-segment transactions	(92)	(10)	(57)	(70)	(35)	61

Consolidated	933	100	82	100	851	1,038

(1) Includes the Digitel Group’s results of operations for the first quarter of 2012.

(2) The 2011 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in the “Overview” section.

Consolidated net income decreased by Php656 million, or 6%, to Php10,070 million, which includes net income contribution from the Digitel Group of Php690 million, in the first quarter of 2012, from Php10,726 million in the same period in 2011. The decrease was mainly due to the combined effects of the following: (i) an increase in consolidated expenses by Php6,639 million; (ii) an increase in consolidated provision for income tax by Php164 million, which was mainly due to higher taxable income from our wireless and BPO businesses, partially offset by lower taxable income of our fixed line business; (iii) an increase in consolidated revenues by Php5,296 million; and (iv) an increase in consolidated other income by Php851 million. Our consolidated basic and diluted EPS decreased to Php46.59 in the first quarter of 2012 from consolidated basic and diluted EPS of Php56.87 and Php56.78, respectively, in the same period in 2011. Our weighted average number of outstanding common shares was approximately 216.1 million and 186.8 million in the three months ended March 31, 2012 and 2011, respectively.

The following table shows the breakdown of our consolidated net income by business segment for the three months ended March 31, 2012 and 2011:

					Change
	2012(1)	% 2011(2)		% Amount		%
		(in millions)
Wireless	7,581	75	8,168	76	(587)	(7)
Fixed line	1,769	18	2,188	20	(419)	(19)
BPO	292	3	157	2	135	86
Others	428	4	213	2	215	101
Consolidated	10,070	100	10,726	100	(656)	(6)

(1) Includes the Digitel Group’s results of operations for the first quarter of 2012.

(2) The 2011 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in the “Overview” section.

EBITDA

Our consolidated EBITDA in the first quarter of 2012, which includes an EBITDA contribution from the Digitel Group of Php1,632 million, amounted to Php20,467 million, a decrease of Php487 million, or 2%, as compared with Php20,954 million in the same period in 2011, primarily due to higher operating expenses driven by higher cost of sales, repairs and maintenance, compensation and employee benefits, selling and promotions expenses, rent, professional and other contracted services, and taxes and licenses, as well as higher provision for uncollectible receivables.

The following table shows the breakdown of our consolidated EBITDA by business segment for the three months ended March 31, 2012 and 2011:

					Change
	2012(1)	% 2011(2)		% Amount		%
		(in millions)
Wireless	14,019	68	14,553	69	(534)	(4)
Fixed line	5,858	29	6,043	29	(185)	(3)
BPO	503	3	305	2	198	65
Others	(5)	–	(4)	–	(1)	25
Inter-segment transactions	92	–	57	–	35	61
Consolidated	20,467	100	20,954	100	(487)	(2)

(1) Includes the Digitel Group’s results of operations for the first quarter of 2012.

(2) The 2011 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section and the implementation of the reorganization of our business segments, as discussed in the “Overview” section.

Core Income

Our consolidated core income in the first quarter of 2012, which includes core income from the Digitel Group of Php239 million, amounted to Php9,308 million, a decrease of Php1,248 million, or 12%, as compared with Php10,556 million in the same period in 2011, primarily due to increases in consolidated expenses and consolidated provision for income tax, partially offset by an increase in consolidated revenues and an increase in consolidated other income. Our consolidated basic and diluted core EPS also decreased to Php43.03 in the first quarter of 2012 from Php55.91 and Php55.84, respectively, in the same period in 2011.

The following table shows the breakdown of our consolidated core income by business segment for the three months ended March 31, 2012 and 2011:

					Increase (Decrease)
	2012(1)	% 2011(2)		% Amount		%
			(in millions)
Wireless	6,925	74	8,136	77	(1,211)	(15)
Fixed line	1,598	17	1,734	16	(136)	(8)
BPO	268	3	161	2	107	66
Others	517	6	525	5	(8)	(2)
Consolidated	9,308	100	10,556	100	(1,248)	(12)

(1) Includes the Digitel Group’s results of operations for the first quarter of 2012.

(2) The 2011 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section and the implementation of the reorganization of our business segments, as discussed in the “Overview” section.

On a Business Segment Basis

Wireless

Revenues

We generated revenues from our wireless business of Php29,531 million, including a contribution from DMPI of Php4,821 million, in the first quarter of 2012, an increase of Php4,129 million, or 16%, from Php25,402 million in the same period in 2011.

The following table summarizes our total revenues from our wireless business for the three months ended March 31, 2012 and 2011 by service segment:

					Increase (Decrease)
	2012(1)	% 2011(2)		% Amount		%
			(in millions)
Service Revenues:
Cellular	26,353	89	23,101	91	3,252	14
Wireless broadband, satellite and others
Wireless broadband	2,164	7	1,583	6	581	37
Satellite and others	396	2	448	2	(52)	(12)

	28,913	98	25,132	99	3,781	15
Non-Service Revenues:
Sale of cellular handsets, cellular subscriber identification module, or SIM,-packs and broadband data modems	618	2	270	1	348	129
Total Wireless Revenues	29,531	100	25,402	100	4,129	16

(1) Includes DMPI’s revenues for the first quarter of 2012.

(2) The 2011 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section.

The following table summarizes the revenue contribution of DMPI for the three months ended March 31, 2012 by service segment:

	Amount	%
	(in millions)
Service Revenues:
Cellular	4,204	87
Wireless broadband	487	10
	4,691	97
Non-Service Revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems	130	3
Total Wireless Revenues	4,821	100

Service Revenues

Our wireless service revenues in the first quarter of 2012, which includes service revenues from DMPI of Php4,691 million, increased by Php3,781 million, or 15%, to Php28,913 million as compared with Php25,132 million in the same period in 2011, mainly as a result of higher revenues from our cellular and wireless broadband services. The increase in our cellular revenues was mainly due to the inclusion of DMPI’s revenues for the first quarter of 2012, partially offset by the decline in Smart’s revenues from domestic and international calls, as well as domestic outbound and inbound text messaging services as a result of increased utilization of unlimited offers, increasing patronage of social networking sites, and the NTC-mandated decrease in interconnection charges. Our dollar-linked revenues were negatively affected by the appreciation of the Philippine peso relative to the U.S. dollar, which decreased to a weighted average exchange rate of Php43.03 for the three months ended March 31, 2012 from Php43.78 for the three months ended March 31, 2011. With subscriber growth being driven more by multiple SIM card ownership, especially in the lower income segment of the Philippine wireless market, monthly cellular average revenue per unit/s, or ARPUs, for the first quarter of 2012 were lower as compared with the same period in 2011. As a percentage of our total wireless revenues, service revenues amounted to 98% and 99% in the first quarter of 2012 and 2011, respectively.

Cellular Service

Our cellular service revenues in the first quarter of 2012, which includes revenues from DMPI of Php4,204 million, amounted to Php26,353 million, an increase of Php3,252 million, or 14%, from Php23,101 million in the same period in 2011. Cellular service revenues accounted for 91% and 92% of our wireless service revenues in the first quarter of 2012 and 2011, respectively.

We have focused on segmenting the market by offering sector-specific, value-driven packages for our subscribers. These include load buckets which provide a fixed number of messages with prescribed validity periods and call packages which allow a fixed number of calls of preset duration. Starting out as purely on-net packages, buckets now also offer voice, text and hybrid bundles available to all networks. Smart and Sun Cellular also provide packages with unlimited voice, text, data, and combinations thereof, whose denominations depend on the duration and nature of the unlimited packages.

The following table shows the breakdown of our cellular service revenues for the three months ended March 31, 2012 and 2011:

			Increase
	2012(1)	2011(2)	Amount %
		(in millions)
Cellular service revenues	26,353	23,101	3,252	14
By service type	25,659	22,436	3,223	14
Prepaid	21,706	20,446	1,260	6
Postpaid	3,953	1,990	1,963	99
By component	25,659	22,436	3,223	14
Voice	12,567	10,943	1,624	15
Data	13,092	11,493	1,599	14
Others(3)	694	665	29	4

(1)	Includes DMPI’s revenues for the first quarter of 2012.

(2)	The 2011 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section.

(3)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, share in revenues from PLDT’s WeRoam and PLDT Landline Plus, or PLP, services, a small number of leased line contracts, and revenues from Chikka and other Smart subsidiaries.

The following table shows the breakdown of DMPI’s cellular service revenues for the three months ended March 31, 2012:

Cellular service revenues (in millions)	4,204
By service type	4,132
Prepaid	2,428
Postpaid	1,704
By component	4,132
Voice	2,494
Data	1,638
Others	72

The following table shows our other key measures of our cellular business as at and for the three months ended March 31, 2012 and 2011:

			Increase (Decrease)
	2012	2011	Amount	%
Cellular subscriber base	66,109,953	46,656,685	19,453,268	42
Prepaid	64,072,883	46,226,125	17,846,758	39
Smart Prepaid	26,853,620	25,735,090	1,118,530	4
Talk ’N Text	22,159,902	19,400,538	2,759,364	14
Red Mobile	899,749	1,090,497	(190,748)	(17)
Sun Cellular(1)	14,159,612	–	14,159,612	100
Postpaid	2,037,070	430,560	1,606,510	373
Smart	617,058	430,410	186,648	43
Red Mobile(2)	167	150	17	11
Sun Cellular(1)	1,419,845	–	1,419,845	100
Systemwide traffic volumes (in millions)
Calls (in minutes)(3)	11,934	8,668	3,266	38
Domestic	11,071	7,911	3,160	40
Inbound	379	352	27	8
Outbound	10,692	7,559	3,133	41
International	863	757	106	14
Inbound	699	707	(8)	(1)
Outbound	164	50	114	228
SMS/Data count (in hits)(4)	128,314	80,550	47,764	59
Text messages	126,546	80,133	46,413	58
Domestic	126,342	79,990	46,352	58
Bucket-Priced/Unlimited	115,987	73,402	42,585	58
Standard	10,355	6,588	3,767	57
International	204	143	61	43
Value-Added Services	1,756	409	1,347	329
Financial Services	12	8	4	50

(1) Sun Cellular brand and its subscribers were acquired by PLDT when PLDT acquired a controlling interest in Digitel on October 26, 2011. Sun Cellular operates through DMPI, a wholly-owned subsidiary of the Digitel Group.

(2) Red Mobile postpaid was launched on March 17, 2011.
(3) Includes DMPI’s minutes for the first quarter of 2012.
(4) Includes DMPI’s SMS counts (except financial services) for the first quarter of 2012.

Revenues generated from our prepaid cellular services amounted to Php21,706 million in the first quarter of 2012, an increase of Php1,260 million, or 6%, as compared with Php20,446 million in the same period in 2011. Prepaid cellular service revenues accounted for 85% and 91% of cellular voice and data revenues in the first quarter of 2012 and 2011, respectively. Revenues generated from postpaid cellular service amounted to Php3,953 million in the first quarter of 2012, an increase of Php1,963 million, or 99%, as compared with Php1,990 million earned in the same period in 2011, and which accounted for 15% and 9% of cellular voice and data revenues in the first quarter of 2012 and 2011, respectively. The increase in revenues from our prepaid cellular services was primarily due to the inclusion of DMPI’s revenues for the first quarter of 2012 and Smart’s higher revenues from domestic bucket-priced/unlimited SMS, internet-based VAS and international inbound SMS, partially offset by a decline in Smart’s revenues from domestic and international calls, and domestic standard SMS.

Revenues attributable to DMPI’s prepaid and postpaid cellular services for the first quarter of 2012 amounted to Php2,428 million and Php1,704 million, and accounted for 59% and 41% of DMPI’s cellular voice and data revenues, respectively.

Voice Services

Cellular revenues from our voice services, which include all voice traffic and voice VAS, such as voice mail and outbound international roaming, increased by Php1,624 million, or 15%, to Php12,567 million in the first quarter of 2012 from Php10,943 million in the same period in 2011, primarily due to the inclusion of DMPI’s revenues of Php2,494 million for the first quarter of 2012, partially offset by a decrease in Smart’s domestic and international call revenues. Cellular voice services accounted for 48% and 47% of our cellular service revenues in the first quarter of 2012 and 2011, respectively.

The following table shows the breakdown of our cellular voice revenues for the three months ended March 31, 2012 and 2011:

			Increase (Decrease)
	2012(1)	2011(2)	Amount %
		(in millions)
Voice services:
Domestic
Inbound	1,438	1,293	145	11
Outbound	7,056	5,504	1,552	28

	8,494	6,797	1,697	25

International
Inbound	3,345	3,501	(156)	(4)
Outbound	728	645	83	13
	4,073	4,146	(73)	(2)

Total	12,567	10,943	1,624	15

(1) Includes DMPI’s revenues for the first quarter of 2012.

(2) The 2011 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section.

The following table shows the breakdown of DMPI’s cellular voice revenues for the three months ended March 31, 2012:

(in millions)
Voice services:
Domestic	2,293
Inbound	323
Outbound	1,970
International	201
Inbound	11
Outbound	190

Total	2,494

Domestic voice service revenues increased by Php1,697 million, or 25%, to Php8,494 million in the first quarter of 2012 from Php6,797 million in the same period in 2011, primarily due to an increase in domestic outbound and inbound voice service revenues of Php1,552 million and Php145 million, respectively.

Revenues from domestic outbound voice service increased by Php1,552 million, or 28%, to Php7,056 million in the first quarter of 2012 from Php5,504 million in the same period in 2011 mainly due to the inclusion of DMPI’s domestic outbound voice service revenues of Php1,970 million for the first quarter of 2012, partially offset by Smart’s lower yield on standard calls and lower traffic volume of bucket calls. Domestic outbound call volume of 10,692 million minutes, which includes DMPI’s domestic outbound call volume of 3,176 million minutes, in the first quarter of 2012, increased by 3,133 million minutes, or 41%, from 7,559 million minutes in the same period in 2011.

Revenues from our domestic inbound voice service increased by Php145 million, or 11%, to Php1,438 million in the first quarter of 2012 from Php1,293 million in the same period in 2011 as a result of the inclusion of DMPI’s domestic inbound voice service revenues of Php323 million for the first quarter of 2012, partially offset by the decrease in Smart’s domestic inbound voice revenues due to lower traffic from domestic fixed line and other mobile carriers. Domestic inbound call volumes of 379 million minutes, which includes DMPI’s domestic inbound call volumes of 81 million minutes, in the first quarter of 2012, increased by 27 million minutes, or 8%, from 352 million minutes in the same period in 2011.

International voice service revenues decreased by Php73 million, or 2%, to Php4,073 million in the first quarter of 2012 from Php4,146 million in the same period in 2011, with a decline in international inbound voice service revenues by Php156 million, or 4%, to Php3,345 million in the first quarter of 2012 from Php3,501 million in the first quarter of 2011, partially offset by an increase in international outbound voice service revenues by Php83 million, or 13%, to Php728 million in the first quarter of 2012 from Php645 million in the same period in 2011. The decrease in international voice service revenues was primarily due to the unfavorable effect on Smart’s dollar-linked revenues of the appreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php43.03 for the three months ended March 31, 2012 from Php43.78 for the three months ended March 31, 2011, Smart’s lower international inbound voice traffic and inbound termination rates, partially offset by the inclusion of DMPI’s revenues of Php201 million for the first quarter of 2012. International inbound and outbound calls totaled 863 million minutes, which includes DMPI’s international inbound and outbound call volume aggregating 124 million minutes, in the first quarter of 2012, an increase of 106 million minutes, or 14%, from 757 million minutes in the same period in 2011.

Data Services

Cellular revenues from our data services, which include all text messaging-related services, as well as VAS, increased by Php1,599 million, or 14% to Php13,092 million in the first quarter of 2012 from Php11,493 million in the same period in 2011, primarily due to the inclusion of Digitel’s revenues of Php1,638 million for the first quarter of 2012, partially offset by a decrease in Smart’s text messaging revenues. Cellular data services accounted for 50% of our cellular service revenues in each of the first quarter of 2012 and 2011, respectively.

The following table shows the breakdown of our cellular data service revenues for the three months ended March 31, 2012 and 2011:

			Increase (Decrease)
	2012(1)	2011(2)	Amount %
		(in millions)
Text messaging
Domestic	10,958	9,825	1,133	12
Bucket-Priced/Unlimited	6,853	5,595	1,258	22
Standard	4,105	4,230	(125)	(3)
International	959	895	64	7

	11,917	10,720	1,197	11

Value-added services
Internet-based(3)	688	336	352	105
Pasa Load/Give-a-load(4)	171	164	7	4
SMS-based(5)	184	149	35	23
MMS-based(6)	118	114	4	4
	1,161	763	398	52
Financial services	14	10	4	40
Total	13,092	11,493	1,599	14

(1) Includes DMPI’s revenues for the first quarter of 2012.

(2) The 2011 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section.

(3) Includes revenues from web-based services such as mobile internet browsing, video streaming and Uzzap, net of allocated discounts and content provider costs.

(4) Includes revenues from Pasa Load and Dial*SOS, net of allocated discounts. Pasa Load/Give-a-load is a service which allows prepaid and postpaid subscribers to transfer small denominations of air time credits to other prepaid subscribers. Dial*SOS allows Smart prepaid subscribers to borrow Php4 of load (Php3 on-net SMS plus Php1 air time) from Smart which will be deducted upon their next top-up.

(5) Includes revenues from info-on-demand and voice text services, net of allocated discounts and content provider costs.

(6) Includes revenues from point-to-point multimedia messaging system, or MMS, and content download services, such as ringtone, logo or music downloads, net of allocated discounts and content provider costs.

The following table shows the breakdown of DMPI’s cellular data service revenues for the three months ended March 31, 2012:

(in millions)
Text messaging
Domestic	1,393
Bucket-Priced/Unlimited	911
Standard	482
International	76

1,469

Value-added services
Internet-based	115
SMS-based	51
MMS-based	1
Give-a-load	2
169

Total	1,638

Text messaging-related services contributed revenues of Php11,917 million in the first quarter of 2012, an increase of Php1,197 million, or 11%, as compared with Php10,720 million in the same period in 2011, and accounted for 91% and 93% of our total cellular data service revenues in the first quarter of 2012 and 2011, respectively. The increase in revenues from text messaging-related services resulted mainly from the inclusion of DMPI’s revenues of Php1,469 million in the first quarter of 2012, partially offset by lower text messaging revenues from Smart due to declining SMS yields. Text messaging revenues from the various bucket-priced/unlimited SMS offers totaled Php6,853 million in the first quarter of 2012, an increase of Php1,258 million, or 22%, as compared with Php5,595 million in the same period in 2011, primarily due to the inclusion of revenues from DMPI’s bucket-priced/unlimited plans of Php911 million and an increase in Smart’s revenues from bucket-priced/unlimited SMS offers. Bucket-priced/unlimited text messages of 115,987 million, which includes DMPI’s bucket-priced/unlimited text messages of 10,721 million, in the first quarter of 2012, increased by 42,585 million, or 58%, from 73,402 million in the same period in 2011.

Standard text messaging revenues, which includes outbound standard SMS and domestic inbound SMS revenues, decreased by Php125 million, or 3%, to Php4,105 million in the first quarter of 2012 from Php4,230 million in the same period in 2011, primarily due to Smart’s lower standard text messaging revenues on the back of increased usage of unlimited SMS, as well as the lower domestic inbound SMS revenues due to the NTC-mandated reduction in SMS interconnect charge, partially offset by the inclusion of DMPI’s standard text messaging revenues of Php482 million in the first quarter of 2012. Standard text messages of 10,355 million, which includes DMPI’s standard text messages of 2,498 million, in the first quarter of 2012, increased by 3,767 million, or 57%, from 6,588 million in the same period in 2011.

International text messaging revenues amounted to Php959 million in the first quarter of 2012, an increase of Php64 million, or 7%, from Php895 million in the same period in 2011 mainly due to the inclusion of DMPI’s revenues and the growth in Smart’s international inbound SMS traffic, partially offset by the unfavorable effect of the appreciation of the peso relative to the U.S. dollar on international inbound text messaging revenues and a lower international outbound SMS traffic.

VAS contributed revenues of Php1,161 million in the first quarter of 2012, an increase of Php398 million, or 52%, as compared with Php763 million in the same period in 2011, primarily due to an increase in revenues from Smart’s internet-based VAS and the inclusion of DMPI’s VAS revenues of Php169 million.

Subscriber Base, ARPU and Churn Rates

As at March 31, 2012, our cellular subscribers, totaled 66,109,953, an increase of 19,453,268, or 42%, over the cellular subscriber base of 46,656,685 as at March 31, 2011. Our cellular prepaid subscriber base grew by 17,846,758, or 39%, to 64,072,883 as at March 31, 2012 from 46,226,125 as at March 31, 2011, and our cellular postpaid subscriber base increased by 1,606,510, or 373%, to 2,037,070 as at March 31, 2012 from 430,560 as at March 31, 2011. The significant increase in subscriber base was primarily due to the inclusion of DMPI’s prepaid and postpaid subscribers of 14,159,612 and 1,419,845, respectively, as at March 31, 2012, and the increase in Smart and Talk ‘N Text subscribers. Prepaid subscribers accounted for 97% and 99% of our total subscriber base as at March 31, 2012 and 2011, respectively.

Our net subscriber activations for the three months ended March 31, 2012 and 2011 were as follows:

			Increase (Decrease)
	2012	2011	Amount	%
Prepaid	2,280,091	1,011,692	1,268,399	125
Smart Prepaid	280,483	441,647	(161,164)	(36)
Talk ’N Text	1,692,727	433,157	1,259,570	291
Red Mobile	(538,635)	136,888	(675,523)	(493)
Sun Cellular(1)	845,516	–	845,516	100
Postpaid	133,233	8,985	124,248	1,383
Smart	66,573	8,835	57,738	654
Red Mobile(2)	(96)	150	(246)	(164)
Sun Cellular(1)	66,756	–	66,756	100
Total	2,413,324	1,020,677	1,392,647	136

(1) Sun Cellular brand and its subscribers were acquired by PLDT when PLDT acquired a controlling interest in Digitel on October 26, 2011. Sun Cellular operates through DMPI, a wholly-owned subsidiary of the Digitel Group.

(2) Red Mobile postpaid was launched on March 17, 2011.

Prepaid and postpaid subscribers reflected net activations of 2,280,091 and 133,233 subscribers, respectively, in the first quarter of 2012 as compared with net activations of 1,011,692 and 8,985 in the same period in 2011, respectively.

The following table summarizes our average monthly churn rates for the three months ended March 31, 2012 and 2011:

	2012	2011
	(in %)
Prepaid
Smart Prepaid	5.8	4.7
Talk ’N Text	5.2	5.2
Red Mobile	21.5	19.5
Sun Cellular(1)	9.3	–
Postpaid
Smart	2.8	1.8
Red Mobile(2)	14.9	–
Sun Cellular(1)	0.9	–

(1) Sun Cellular brand and its subscribers were acquired by PLDT when PLDT acquired a controlling interest in Digitel on October 26, 2011. Sun Cellular operates through DMPI, a wholly-owned subsidiary of the Digitel Group.

(2) Red Mobile postpaid was launched on March 17, 2011.

For Smart Prepaid subscribers, the average monthly churn rate in the first quarter of 2012 and 2011 were 5.8% and 4.7%, respectively, while the average monthly churn rate for Talk ’N Text subscribers were 5.2% in the first quarter of 2012 and 2011. The average monthly churn rate for Red Mobile prepaid subscribers were 21.5% and 19.5% in the first quarter of 2012 and 2011, respectively. The average monthly churn rate for Sun Cellular prepaid subscribers was 9.3% in the first quarter of 2012.

The average monthly churn rate for Smart’s postpaid subscribers were 2.8% and 1.8% for the first quarter of 2012 and 2011, respectively. The average monthly churn rate for Red Mobile’s and Sun Cellular’s postpaid subscribers were 14.9% and 0.9%, respectively, for the first quarter of 2012.

The following table summarizes our average monthly cellular ARPUs for the three months ended March 31, 2012 and 2011:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2012	2011	Amount	%	2012	2011	Amount	%
Prepaid
Smart Prepaid	178	205	(27)	(13)	155	180	(25)	(14)
Talk ’N Text	118	129	(11)	(9)	104	113	(9)	(8)
Red Mobile	46	32	14	44	40	28	12	43
Sun Cellular(3)	75	–	75	100	64	–	64	100
Postpaid
Smart Postpaid	1,302	1,610	(308)	(19)	1,279	1,557	(278)	(18)
Red Mobile(4)	339	133	206	155	339	133	206	155
Sun Cellular(3)	414	–	414	100	411	–	411	100

(1) Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, gross of discounts, allocated content provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2) Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts and content provider costs, by the average number of subscribers in the month. Net monthly ARPUs in 2011 have been restated to reflect the change in the presentation of our outbound revenues.

(3) Sun Cellular brand and its subscribers were acquired by PLDT when PLDT acquired a controlling interest in Digitel on October 26, 2011. Sun Cellular operates through DMPI, a wholly-owned subsidiary of the Digitel Group.

(4) Red Mobile postpaid was launched on March 17, 2011.

Our average monthly prepaid and postpaid ARPUs per quarter in 2012 and 2011 were as follows:

					Prepaid				Postpaid
	Smart Prepaid		Talk ’N Text		Red Mobile		Sun Cellular(1)		Smart		Red Mobile(2)		Sun Cellular

	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)

2012
First Quarter	178	155	118	104	46	40	75	64	1,302	1,279	339	339	414	411
2011
First Quarter	205	180	129	113	32	28	–	–	1,610	1,557	133	133	–	–
Second Quarter	203	179	126	111	43	38	–	–	1,638	1,576	413	413	–	–
Third Quarter	188	166	117	103	39	33	–	–	1,494	1,430	431	431	–	–
Fourth Quarter	194	166	124	109	39	34	–	–	1,452	1,480	355	355	–	–

(1) Sun Cellular brand and its subscribers were acquired by PLDT when PLDT acquired a controlling interest in Digitel on October 26, 2011. Sun Cellular operates through DMPI, a wholly-owned subsidiary of the Digitel Group.

(2) Red Mobile postpaid was launched on March 17, 2011.

(2) Gross monthly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.

(3) Net monthly ARPU is calculated based on the average of the net monthly ARPUs for the quarter. Net monthly ARPUs in 2011 have been restated to reflect the change in the presentation of our outbound revenues, as discussed in Note 2 – Summary of Significant Accounting Policies to the accompanying unaudited consolidated financial statements.

Wireless Broadband, Satellite and Other Services

Our revenues from wireless broadband, satellite and other services consist mainly of wireless broadband service revenues from SBI and DMPI, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by the mobile virtual network operations of PLDT Global’s subsidiary.

Wireless Broadband

Revenues from our wireless broadband services increased by Php581 million, or 37%, to Php2,164 million in the first quarter of 2012 from Php1,583 million in the same period in 2011, primarily due to the 50% growth in broadband subscriber base and as a result of the inclusion of DMPI’s revenues for the first quarter of 2012 of Php487 million, partially offset by a decline in ARPU.

SBI and Sun Broadband Wireless, DMPI’s broadband service, offer a number of wireless broadband services and had a total of 2,112,913 subscribers as at March 31, 2012, an increase of 705,694 subscribers, or 50%, as compared with 1,407,219 subscribers as at March 31, 2011, primarily due to the inclusion of DMPI’s prepaid and postpaid broadband subscribers of 220,738 and 273,816, respectively, as at March 31, 2012, and increase in SmartBro subscribers. Our prepaid wireless broadband subscriber base increased by 415,934 subscribers, or 43%, to 1,389,123 subscribers as at March 31, 2012 from 973,189 subscribers as at March 31, 2011, while our postpaid wireless broadband subscriber base increased by 289,760 subscribers, or 67%, to 723,790 subscribers as at March 31, 2012 from 434,030 subscribers as at March 31, 2011.

SmartBro, SBI’s wireless broadband service linked to Smart’s wireless broadband-enabled base stations, allows subscribers to connect to the internet using an outdoor aerial antenna installed in a subscriber’s home.

SBI also offers mobile internet access through SmartBro Plug-It, a wireless modem and SmartBro Pocket Wifi, a portable wireless router which can be shared by up to five users at a time. Both provide instant connectivity in places where there is Smart network coverage. SmartBro Plug-It and SmartBro Pocket Wifi are available in both postpaid and prepaid variants, with prepaid offering 30-minute internet access for every Php10 worth of load. SBI also offers unlimited internet surfing with Unli Surf200, Unli Surf100 and Unli Surf50 for SmartBro Plug-It and Pocket Wifi Prepaid subscribers with specific internet usage needs. We also have an additional array of load packages that offer per minute-based charging and longer validity periods, as well as Always On packages, which offers volume over time-based buckets catering to subscribers with varying data surfing requirements.

SmartBro WiMAX service is available in Metro Manila and selected key cities in Visayas and Mindanao. WiMAX, which stands for Worldwide Interoperability for Microwave Access, is a wide area network technology that allows for a more efficient radio-band usage, improved interference avoidance and higher data rates over a longer distance. WiMAX unlimited broadband usage is available under Plan 799 and Plan 999 with burst speeds of 512 kbps up to 1 Mbps, respectively.

DMPI’s Sun Broadband Wireless service offers internet users an affordable high-speed broadband wireless service utilizing advanced 3.5G HSPA technology on an all-IP network. Sun Broadband Wireless has plans and offerings ranging from Php350 to Php1,495 with speeds of up to 2 Mbps.

Satellite and Other Services

Revenues from our satellite and other services decreased by Php52 million, or 12%, to Php396 million in the first quarter of 2012 from Php448 million in the same period in 2011, primarily due to the termination of wired and wireless leased line clients, a decrease in the number of ACeS subscribers and the effect of the appreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php43.03 for the three months ended March 31, 2012 from Php43.78 for the three months ended March 31, 2011 on our U.S. dollar and U.S. dollar-linked satellite and other service revenues.

Non-Service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems. Our wireless non-service revenues increased by Php348 million, or 129%, to Php618 million in the first quarter of 2012 as compared with Php270 million in the same period in 2011, primarily due to the increase in the average retail price and quantity of Smart’s cellular handsets/SIM-packs issued for activation, as well as the effect of the inclusion of DMPI’s non-service revenues of Php130 million for the first quarter of 2012.

Expenses

Expenses associated with our wireless business amounted to Php19,650 million, which includes DMPI’s expenses of Php4,919 million, in the first quarter of 2012, an increase of Php5,400 million, or 38%, from Php14,250 million in the same period in 2011. A significant portion of this increase was attributable to higher expenses related to cost of sales, depreciation and amortization, repairs and maintenance, interconnection costs, selling and promotions, rent, compensation and employee benefits, and taxes and licenses, partially offset by lower other operating expenses. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 67% and 56% in the first quarter of 2012 and 2011, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the three months ended March 31, 2012 and 2011 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2012(1)	% 2011(2)		% Amount		%
			(in millions)
Depreciation and amortization	4,111	21	3,374	24	737	22
Interconnection costs	2,917	15	2,364	17	553	23
Rent	2,419	12	1,984	14	435	22
Cost of sales	2,268	12	862	6	1,406	163
Repairs and maintenance	1,998	10	1,283	9	715	56
Compensation and employee benefits	1,894	10	1,499	10	395	26
Selling and promotions	1,387	7	895	6	492	55
Professional and other contracted services	882	4	707	5	175	25
Taxes and licenses	641	3	409	3	232	57
Asset impairment	356	2	167	1	189	113
Communication, training and travel	318	2	221	2	97	44
Insurance and security services	224	1	204	1	20	10
Amortization of intangible assets	27	–	27	–	–	–
Other expenses	208	1	254	2	(46)	(18)
Total	19,650	100	14,250	100	5,400	38

(1)	Includes DMPI’s expenses for the first quarter of 2012.

(2)	The 2011 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section and the transfer of PCEV from Wireless to Others’ business segment, as discussed in the “Overview” section.

The following table summarizes the breakdown of DMPI’s wireless-related expenses for the three months ended March 31, 2012 and the percentage of each expense item in relation to the total:

	Amount	%
	(in millions)
Depreciation and amortization	1,369	28
Repairs and maintenance	677	14
Cost of sales	659	13
Interconnection costs	641	13
Rent	403	8
Selling and promotions	378	8
Compensation and employee benefits	361	7
Taxes and licenses	149	3
Communication, training and travel	92	2
Professional and other contracted services	85	2
Asset impairment	55	1
Insurance and security services	14	–
Other expenses	36	1
Total	4,919	100

Depreciation and amortization charges increased by Php737 million, or 22%, to Php4,111 million primarily due to the inclusion of DMPI’s depreciation and amortization expenses of Php1,369 million for the first quarter of 2012, partially offset by lower depreciation charges on cellular and broadband network facilities of Smart.

Interconnection costs increased by Php553 million, or 23%, to Php2,917 million primarily due to the inclusion of DMPI’s interconnection costs of Php641 million for the first quarter of 2012, partially offset by a decrease in interconnection charges on domestic calls and international SMS and an increase in inter-operator rebates.

Rent expenses increased by Php435 million, or 22%, to Php2,419 million primarily due to the inclusion of DMPI’s rent expenses of Php403 million for the first quarter of 2012, increase in cell site, domestic fiber optic network, or DFON, and office rental charges, partially offset by a decrease in satellite and circuit rental charges. In the three months ended March 31, 2012, we had 10,495 cell sites, 12,756 cellular/mobile broadband base stations and 2,797 fixed wireless broadband-enabled base stations, which includes DMPI’s 4,420 cell sites and 2,213 cellular/mobile broadband base stations, as compared with 6,037 cell sites, 10,376 cellular/mobile broadband base stations and 2,519 fixed wireless broadband-enabled base stations in the same period in 2011.

Cost of sales increased by Php1,406 million, or 163%, to Php2,268 million primarily due to the inclusion of DMPI’s cost of sales of Php659 million for the first quarter of 2012 and higher cellular activation costs, partly offset by lower broadband retention costs, as well as lower quantity and average cost of broadband modems sold.

Repairs and maintenance expenses increased by Php715 million, or 56%, to Php1,998 million mainly due to the inclusion of DMPI’s repairs and maintenance expense of Php677 million for the first quarter of 2012, higher electricity and fuel costs for power generation, as well as higher expenses related to computer hardware and software maintenance, partly offset by lower maintenance charges for cellular and broadband network facilities.

Compensation and employee benefits expenses increased by Php395 million, or 26%, to Php1,894 million primarily due to the inclusion of DMPI’s compensation and employee benefit expenses of Php361 million for the first quarter of 2012, higher salaries and employee benefits, and LTIP costs, partially offset by lower MRP costs and provision for pension benefits of Smart. Employee headcount increased to 8,063 as at March 31, 2012 as compared with 5,053 as at March 31, 2011, primarily due to the inclusion of DMPI’s headcount of 2,871 as at March 31, 2012.

Selling and promotion expenses increased by Php492 million, or 55%, to Php1,387 million primarily due to the inclusion of DMPI’s selling and promotions expense of Php378 million for the first quarter of 2012 and higher spending on commissions, advertising and promotional campaigns.

Professional and other contracted service fees increased by Php175 million, or 25%, to Php882 million primarily due to the increase in consultancy, management, market research, customer relationship management service, outsourced service, contracted service and corporate membership fees, and the inclusion of DMPI’s professional and other contracted service fees of Php85 million for the first quarter of 2012, partly offset by lower technical, legal and other professional service fees.

Taxes and licenses increased by Php232 million, or 57%, to Php641 million primarily due to higher business-related taxes and license fees and the inclusion of DMPI’s taxes and licenses of Php149 million for the first quarter of 2012.

Asset impairment increased by Php189 million, or 113%, to Php356 million primarily due to higher provision for inventory obsolescence and the inclusion of DMPI’s provision for uncollectible receivables of Php55 million for the first quarter of 2012.

Communication, training and travel expenses increased by Php97 million, or 44%, to Php318 million primarily due to the inclusion of DMPI’s communication, training and travel expenses of Php92 million for the first quarter of 2012 and higher training, freight and hauling, and fuel consumption for vehicles, partially offset by lower courier and travel expenses.

Insurance and security services increased by Php20 million, or 10%, to Php224 million primarily due to the inclusion of DMPI’s insurance and security expenses of Php14 million for the first quarter of 2012, and Smart’s higher site security and insurance expenses.

Other expenses decreased by Php46 million, or 18%, to Php208 million primarily due to lower various business and operational-related expenses, partly offset by the inclusion of DMPI’s other operational expenses of Php36 million for the first quarter of 2012.

Other Income (Expenses)

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the three months ended March 31, 2012 and 2011:

			Change
	2012	2011(1)	Amount	%
Other Income (Expenses):		(in millions)
Foreign exchange gains – net	963	199	764	384
Interest income	195	179	16	9
Equity share in net losses of associates	(2)	(8)	6	(75)
Loss on derivative financial instruments – net	(23)	–	(23)	(100)
Financing costs – net	(701)	(667)	(34)	5
Others	492	85	407	479

Total	924	(212)	1,136	536

(1) The 2011 other income and expenses have been restated to reflect the transfer of PCEV from Wireless to Others’ business segment, as discussed in the “Overview” section.

Our wireless business’ other income amounted to Php924 million, which includes other income from DMPI amounting to Php711 million, in the first quarter of 2012, an increase of Php1,136 million as against other expenses of Php212 million in the same period in 2011, primarily due to the combined effects of the following: (i) higher net foreign exchange gains of Php764 million in the first quarter of 2012 on account of revaluation of foreign currency-denominated assets and liabilities due to the appreciation of the Philippine peso to the U.S. dollar and the inclusion of gains on revaluation of dollar-denominated net liabilities of DMPI for the first quarter of 2012; (ii) an increase in other income by Php407 million mainly due to higher outsourcing income and recovery of prior year’s provision, partially offset by lower rental, consultancy and other miscellaneous income; (iii) an increase in interest income by Php16 million mainly due to a higher average level of peso and dollar short-term investments and a higher average interest rate in the first quarter of 2012; (iv) decrease in equity share in net losses of associates by Php6 million; (v) net loss on derivative financial instruments – net of Php23 million in the first quarter of 2012; and (vi) higher net financing costs by Php34 million primarily due to the inclusion of DMPI’s financing costs for the first quarter of 2012, higher accretion on financial liabilities and financing charges, partly offset by the increase in capitalized interest, lower interest on loans and other related items by Smart and lower foreign exchange rates.

Provision for Income Tax

Provision for income tax increased by Php452 million, or 16%, to Php3,224 million in the first quarter of 2012 from Php2,772 million in the same period in 2011 primarily due to higher taxable income. The effective tax rate for our wireless business was 30% and 25% in the first quarter of 2012 and 2011, respectively.

Net Income

As a result of the foregoing, our wireless business’ net income decreased by Php587 million, or 7%, to Php7,581 million, including a net income from DMPI of Php458 million, in the first quarter of 2012, from Php8,168 million recorded in the same period in 2011.

EBITDA

As a result of the foregoing, our wireless business’ EBITDA decreased by Php534 million, or 4%, to Php14,019 million in the first quarter of 2012, which includes EBITDA from DMPI of Php1,271 million, from Php14,553 million in the same period in 2011.

Core Income

Our wireless business’ core income decreased by Php1,211 million, or 15%, to Php6,925 million in the first quarter of 2012, which includes core income from DMPI amounting to Php17 million for the first quarter of 2012, from Php8,136 million in the same period in 2011 on account of an increase in wireless-related expenses and higher provision for income tax, partially offset by higher wireless revenues and a decrease in other expenses.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php15,791 million, including revenues from Digitel of Php1,046 million, in the first quarter of 2012, an increase of Php1,144 million, or 8%, from Php14,647 million in the same period in 2011.

The following table summarizes our total revenues from our fixed line business for the three months ended March 31, 2012 and 2011 by service segment:

						Increase (Decrease)
	2012(1)	% 2011(2)%			Amount	%
			(in millions)
Fixed Line Services:
Service Revenues:
Local exchange	4,008	25	3,732	26	276	7
International long distance	2,991	19	2,734	19	257	9
National long distance	1,354	9	1,440	10	(86)	(6)
Data and other network	6,620	42	5,631	38	989	18
Miscellaneous	639	4	789	5	(150)	(19)

	15,612	99	14,326	98	1,286	9
Non-Service Revenues:
Sale of computers, phone units and SIM cards	179	1	321	2	(142)	(44)
Total Fixed Line Revenues	15,791	100	14,647	100	1,144	8

(1) Includes Digitel’s revenues for the first quarter of 2012.

(2) The 2011 revenues have been restated to reflect the change in the presentation of our outbound revenues and the inclusion of the ICT business group in our fixed line business, as discussed in the “Overview” section.

The following table summarizes the revenue contribution of Digitel to our fixed line business for the three months ended March 31, 2012 by service segment:

	Amount	%
	(in millions)
Fixed Line Services:
Service Revenues:
Local exchange	262	25
International long distance	353	34
National long distance	98	9
Data and other network	333	32
Total Fixed Line Revenues	1,046	100

Service Revenues

Our fixed line business provides local exchange service, national and international long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues increased by Php1,286 million, or 9%, to Php15,612 million in the first quarter of 2012, which includes service revenues from Digitel amounting to Php1,046 million for the first quarter of 2012, from Php14,326 million in the same period in 2011 due to an increase in the revenue of our data and other network, local exchange, and international long distance services, partially offset by a decrease in national long distance and miscellaneous services.

Local Exchange Service

The following table summarizes the key measures of our local exchange service business as at and for the three months ended March 31, 2012 and 2011:

			Increase (Decrease)
	2012(1)	2011(2)	Amount %
Total local exchange service revenues (in millions)	4,008	3,732	276	7
Number of fixed line subscribers	2,151,136	1,842,004	309,132	17
Postpaid	2,025,093	1,730,410	294,683	17
Prepaid	126,043	111,594	14,449	13
Number of fixed line employees	9,064	7,407	1,657	22
Number of fixed line subscribers per employee	237	249	(12)	(5)

(1) Includes Digitel’s revenues, subscriber base and employee headcount as at and for the first quarter of 2012.

(2) The 2011 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section.

The following table summarizes the key measures of Digitel’s local exchange service business as at March 31, 2012 and for the first quarter of 2012:

Total local exchange service revenues (in millions)	262
Number of fixed line subscribers	292,504
Postpaid	244,953
Prepaid	47,551
Number of fixed line employees	1,549
Number of fixed line subscribers per employee	189

Revenues from our local exchange service increased by Php276 million, or 7%, to Php4,008 million in the first quarter of 2012 from Php3,732 million in the same period in 2011, primarily due to the inclusion of Digitel’s revenues for the first quarter of 2012 and the increase in postpaid wired and PLP lines, partially offset by a decrease in ARPU on account of lower fixed charges due to the increase in demand for bundled voice and data services and a decrease in installation charges. The percentage contribution of local exchange revenues to our total fixed line service revenues accounted for 26% in each of the first quarter of 2012 and 2011.

PLP wireless service allows subscribers to bring the telephone set anywhere within the home zone area and is available on postpaid and prepaid variants. Similar to our PLP wireless service, Digitel’s SunTel wireless landline offers unlimited landline to landline calls with the convenience of limited mobility.

International Long Distance Service

The following table shows our international long distance service revenues and call volumes for the three months ended March 31, 2012 and 2011:

			Increase (Decrease)
	2012(1)	2011(2)	Amount %
Total international long distance service revenues (in millions)	2,991	2,734	257	9
Inbound	2,739	2,479	260	10
Outbound	252	255	(3)	(1)
International call volumes (in million minutes, except call ratio)	538	454	84	19
Inbound	494	411	83	20
Outbound	44	43	1	2
Inbound-outbound call ratio	11.2:1	9.6:1	–	–

(1) Includes Digitel’s revenues and call volumes for the first quarter of 2012.

(2) The 2011 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section.

The following table summarizes the key measures of Digitel’s international long distance service business as at March 31, 2012 and for the first quarter of 2012:

Total international long distance service revenues (in millions)	353
Inbound	341
Outbound	12
International call volumes (in million minutes, except call ratio)	87
Inbound	84
Outbound	3
Inbound-outbound call ratio	28:1

Our total international long distance service revenues increased by Php257 million, or 9%, to Php2,991 million in the first quarter of 2012, which includes revenues from Digitel amounting to Php353 million, from Php2,734 million in the same period in 2011, primarily due to the inclusion of Digitel’s international long distance service revenues in the first quarter of 2012, partially offset by the decrease in the average settlement and collection rate and the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php43.03 for the three months ended March 31, 2012 from Php43.78 for the three months ended March 31, 2011. The percentage contribution of international long distance service revenues to our total fixed line service revenues accounted for 19% in each of the first quarter of 2012 and 2011.

Our revenues from inbound international long distance service increased by Php260 million, or 10%, to Php2,739 million in the first quarter of 2012 from Php2,479 million in the same period in 2011 due to an increase in inbound call volumes, as well as the inclusion of Digitel’s inbound international long distance service revenues of Php341 million for the first quarter of 2012, partially offset by the decrease in the average settlement rate and the unfavorable effect on our inbound revenues of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar.

Our revenues from outbound international long distance service decreased by Php3 million, or 1%, to Php252 million in the first quarter of 2012 from Php255 million in the same period in 2011, primarily due to the decline in average collection rate in dollar terms and the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php43.03 for the three months ended March 31, 2012 from Php43.78 for the three months ended March 31, 2011, resulting in a decrease in the average billing rates to Php43.31 in the first quarter of 2012 from Php43.94 in the same period in 2011, partially offset by the inclusion of Digitel’s revenues from outbound international long distance service of Php12 million.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the three months ended March 31, 2012 and 2011:

			Decrease
	2012(1)	2011(2)	Amount %
Total national long distance service revenues (in millions)	1,354	1,440	(Php86)	(6)
National long distance call volumes (in million minutes)	248	283	(35)	(12)

(1) Includes Digitel’s revenues of Php98 million and call volumes of 12 million minutes for the first quarter of 2012.

(2) The 2011 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section.

Our national long distance service revenues decreased by Php86 million, or 6%, to Php1,354 million in the first quarter of 2012 from Php1,440 million in the same period in 2011, primarily due to a decrease in call volumes, partially offset by the inclusion of Digitel’s national long distance service revenues for the first quarter of 2012 and an increase in the average revenue per minute of our national long distance services due to the cessation of certain promotions on our national long distance calling rates. The percentage contribution of national long distance revenues to our fixed line service revenues accounted for 9% and 10% in the first quarter of 2012 and 2011, respectively.

Data and Other Network Services

The following table shows information of our data and other network service revenues for the three months ended March 31, 2012 and 2011:

			Increase (Decrease)
	2012(1)	2011(2)	Amount %
Data and other network service revenues (in millions)	6,620	5,631	989	18
Domestic	4,675	3,994	681	17
Broadband	2,870	2,329	541	23
DSL	2,814	2,264	550	24
WeRoam	56	65	(9)	(14)
Leased Lines and Others	1,805	1,665	140	8
International
Leased Lines and Others	1,658	1,377	281	20
VitroTM Data Center	287	260	27	10
Subscriber base
Broadband	886,678	693,524	193,154	28
DSL	869,567	671,588	197,979	29
WeRoam	17,111	21,936	(4,825)	(22)
SWUP	20,742	16,743	3,999	24

(1) Includes Digitel’s revenues and subscriber base as at and for the three months ended March 31, 2012.

(2) The 2011 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section and the inclusion of the ICT business group in our fixed line business, as discussed in the “Overview” section.

The following table shows Digitel’s contribution to our data and other network service revenues and subscriber base as at and for the three months ended March 31, 2012:

Data and other network service revenues (in millions)	333
Domestic	326
Broadband – Sun DSL	203
Leased Lines and Others	123
International
Leased Lines and Others	7
DSL Subscriber base	107,232

Our data and other network services posted revenues of Php6,620 million, which includes revenues from Digitel of Php333 million, in the first quarter of 2012, an increase of Php989 million, or 18%, from Php5,631 million in the same period in 2011, primarily due to higher revenues from PLDT DSL, an increase in international data revenues primarily due to higher revenues from i-Gate, ISDN and Fibernet, and the inclusion of Digitel’s data and other network service revenues for the first quarter of 2012, and an increase in domestic leased line revenues resulting from the higher revenue contribution of internet protocol-virtual private network, or IP-VPN, and Metro Ethernet. The percentage contribution of this service segment to our fixed line service revenues accounted for 42% and 39% in the first quarter of 2012 and 2011, respectively.

Domestic

Domestic data services contributed Php4,675 million in the first quarter of 2012, an increase of Php681 million, or 17%, as compared with Php3,994 million in the same period in 2011 mainly due to higher DSL revenues and the inclusion of Digitel’s revenues of Php326 million for the first quarter of 2012, higher IP-VPN and Shops.Work Unplugged, or SWUP, subscribers as customer locations and bandwidth requirements continued to expand and demand for offshoring, outsourcing services increased, partially offset by lower Diginet revenues. The percentage contribution of domestic data service revenues to total data and other network services accounted for 71% in each of the first quarter of 2012 and 2011.

Broadband

Broadband data services include PLDT DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporations with multiple branches, and PLDT WeRoam, our mobile broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE, 3G/HSDPA/HSPA/HSPA+ and WiFi technologies).

Broadband data revenues amounted to Php2,870 million, including Digitel’s broadband data revenues of Php203 million, in the first quarter of 2012, an increase of Php541 million, or 23%, from Php2,329 million in the same period in 2011, primarily due to the higher revenue contribution of DSL which contributed revenues of Php2,814 million in the first quarter of 2012 from Php2,264 million in the same period in 2011 as a result of the increase in the number of subscribers by 29% to 869,567 subscribers, including Digitel’s DSL subscriber base of 107,232, as at March 31, 2012, from 671,588 subscribers in the same period in 2011. DSL revenues accounted for 43% and 40% of total data and other network service revenues in the first quarter of 2012 and 2011, respectively.

WeRoam revenues amounted to Php56 million in the first quarter of 2012, a decrease of Php9 million, or 14%, from Php65 million in the same period in 2011 as a result of a decrease in subscriber base by 22% to 17,111 subscribers in the first quarter of 2012 from 21,936 subscribers in the same period in 2011.

Leased Lines and Others

Leased lines and other data services include: (1) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (2) IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources; (3) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers;

(4) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office; and (5) SWUP, our wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas. As at March 31, 2012, SWUP has a total subscriber base of 20,742 up by 24% from 16,743 subscribers in the same period in 2011. Leased lines and other data revenues amounted to Php1,805 million in the first quarter of 2012, an increase of Php140 million, or 8%, from Php1,665 million in the same period in 2011, primarily due to the inclusion of Digitel’s leased line data revenues of Php123 million for the first quarter of 2012, and higher revenues from IP-VPN, Metro Ethernet and SWUP, partially offset by lower Diginet revenues. The percentage contribution of leased lines and other data service revenues to the total data and other network services accounted for 27% and 30% in the first quarter of 2012 and 2011, respectively.

International

Leased Lines and Others

International leased lines and other data services consist mainly of: (1) i-Gate, our premium dedicated internet access service that provides high speed, reliable and managed connectivity to the global internet, and is intended for enterprises and VAS providers; (2) Fibernet, which provides cost-effective and reliable bilateral point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (3) other international managed data services in partnership with other global service providers, such as AT&T, BT-Infonet, NTT Arcstar, Orange Business, SingTel, Tata, Telstra, Verizon Business, among others, which provide data networking services to multinational companies. International data service revenues increased by Php281 million, or 20%, to Php1,658 million in the first quarter of 2012 from Php1,377 million in the same period in 2011, primarily resulting from the growth in international managed data services, higher i-Gate, ISDN and Fibernet revenues, and the effect of the inclusion of Digitel’s international leased line data revenues of Php7 million for the first quarter of 2012, partially offset by a decrease in revenues from various global service providers, and the unfavorable effect of the appreciation of the Philippine peso relative to the U.S. dollar. The percentage contribution of international data service revenues to total data and other network service revenues accounted for 25% and 24% in the first quarter of 2012 and 2011, respectively.

VitroTM Data Center

VitroTM data center provides co-location or rental services, server hosting, disaster recovery and business continuity services, intrusion detection, security services, such as firewalls and managed firewalls. Revenues from this service increased by Php27 million, or 10%, to Php287 million in the first quarter of 2012 from Php260 million in the same period in 2011 mainly due to higher co-location and managed services.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rental and facilities management fees, internet and online gaming, and directory advertising. These service revenues decreased by Php150 million, or 19%, to Php639 million in the first quarter of 2012 from Php789 million in the same period in 2011 mainly due to a decrease in internet and online gaming revenues as a result of the disposal of ePLDT’s 75% interest in Digital Paradise on April 1, 2011 and 57.51% interest in Level Up! on July 11, 2011, as well as lower rental fees, partially offset by the effect of the inclusion in the consolidation of the financial results of ePDS (ePLDT increased its equity interest in ePDS from 50% to 67% effective August 24, 2011), higher facilities management fees and directory advertising, and the revenue contribution of PGNL, the exclusive distributor and licensee of the programs, shows, films and channels of TV5 abroad, and distributes these media content via syndication and via its international linear channels. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 4% and 6% in the first quarter of 2012 and 2011, respectively.

Non-service Revenues

Non-service revenues decreased by Php142 million, or 44%, to Php179 million in the first quarter of 2012 from Php321 million in the same period in 2011, primarily due to the lower sale of several managed PABX and OnCall solution, PLP units, as well as lower computer-bundled sales, partially offset by the sale of Telpad units.

Expenses

Expenses related to our fixed line business totaled Php13,172 million, which includes expenses from Digitel amounting to Php797 million, in the first quarter of 2012, an increase of Php1,429 million, or 12%, as compared with Php11,743 million in the same period in 2011. The increase was primarily due to higher expenses related to professional and other contracted services, asset impairment, compensation and employee benefits, repairs and maintenance, taxes and licenses, depreciation and amortization, and rent, partly offset by lower expenses related to cost of sales, amortization of intangible assets and interconnection costs. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 83% and 80% in the first quarter of 2012 and 2011, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the three months ended March 31, 2012 and 2011 and the percentage of each expense item to the total:

					Increase (Decrease)
	2012(1)%		2011(2)	% Amount		%
			(in millions)
Depreciation and amortization	3,239	25	3,128	27	111	4
Compensation and employee benefits	2,827	21	2,606	22	221	8
Interconnection costs	2,102	16	2,106	18	(4)	–
Repairs and maintenance	1,316	10	1,123	10	193	17
Professional and other contracted services	1,152	9	843	7	309	37
Rent	777	6	684	6	93	14
Cost of sales	340	3	367	3	(27)	(7)
Taxes and licenses	330	2	207	2	123	59
Selling and promotions	272	2	252	2	20	8
Asset impairment	265	2	13	–	252	1,938
Communication, training and travel	222	2	152	1	70	46
Insurance and security services	170	1	114	1	56	49
Amortization of intangible assets	–	–	11	–	(11)	(100)
Other expenses	160	1	137	1	23	17
Total	13,172	100	11,743	100	1,429	12

(1)	Includes Digitel’s expenses for the first quarter of 2012.

(2)	The 2011 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section and the inclusion of the ICT business group in our fixed line business, as discussed in the “Overview” section.

The following table summarizes the breakdown of Digitel’s fixed line-related expenses for the three months ended March 31, 2012 and the percentage of each expense item to the total:

	Amount	%
	(in millions)
Repairs and maintenance	150	19
Depreciation and amortization	133	17
Compensation and employee benefits	112	14
Interconnection costs	99	12
Rent	64	8
Cost of Sales	63	8
Professional and other contracted services	49	6
Selling and promotions	31	4
Taxes and licenses	28	4
Communication, training and travel	26	3
Asset impairment	16	2
Insurance and security services	14	2
Other expenses	12	1
Total	797	100

Depreciation and amortization charges increased by Php111 million, or 4%, to Php3,239 million due to the inclusion of Digitel’s depreciation and amortization expenses of Php133 million for the first quarter of 2012, partially offset by a lower depreciable asset base.

Compensation and employee benefits expenses increased by Php221 million, or 8%, to Php2,827 million primarily due to higher salaries and employee benefits, LTIP cost and provision for pension costs and the effect of the inclusion of Digitel’s compensation and employee benefits expenses of Php112 million for the first quarter of 2012, partially offset by lower MRP costs. Employee headcount increased to 11,706 in the first quarter of 2012 as compared with 9,558 in the same period in 2011 mainly due to inclusion of Digitel’s headcount of 1,549 and increase in the number of employee headcount by iPlus.

Interconnection costs decreased by Php4 million to Php2,102 million primarily due to lower settlement costs for data and other network services, particularly Fibernet and Infonet, and lower interconnection costs for domestic sent paid calls that terminated to other domestic carriers, partially offset by the inclusion of Digitel’s interconnection costs of Php99 million.

Repairs and maintenance expenses increased by Php193 million, or 17%, to Php1,316 million primarily due to the inclusion of Digitel’s repairs and maintenance expenses of Php150 million for the first quarter of 2012, higher maintenance costs of buildings, IT hardware and software, central office/telecom equipment, and site fuel consumption cost, partially offset by lower office electricity charges.

Professional and other contracted service expenses increased by Php309 million, or 37%, to Php1,152 million primarily due to higher consultancy and contracted services, customer relationship management service fees, and the effect of the inclusion of Digitel’s professional and other contracted fees of Php49 million for the first quarter of 2012, partially offset by lower legal fees and outsource cost.

Rent expenses increased by Php93 million, or 14%, to Php777 million due to the effect of the inclusion of Digitel’s rent expenses of Php64 million for the first quarter of 2012, as well as higher international leased circuits, site and pole rental charges, partially offset by a decrease in domestic leased circuits and office building rental charges.

Cost of sales decreased by Php27 million, or 7%, to Php340 million primarily due to lower sales of several managed PABX and OnCall solutions, PLP units, as well as lower computer-bundled sales in relation to our DSL promotions, partially offset by the inclusion of Digitel’s cost of sales of Php63 million.

Taxes and licenses increased by Php123 million, or 59%, to Php330 million as a result of higher business-related taxes and the effect of the inclusion of Digitel’s taxes and licenses of Php28 million for the first quarter of 2012.

Selling and promotion expenses increased by Php20 million, or 8%, to Php272 million primarily due to the effect of the inclusion of Digitel’s selling and promotions expenses of Php31 million for the first quarter of 2012, partially offset by lower spending on advertising and promotions, and commission expenses.

Asset impairment increased by Php252 million to Php265 million mainly due to higher provision for uncollectible receivables and the effect of the inclusion of Digitel’s provision for uncollectible receivables of Php16 million for the first quarter of 2012.

Communication, training and travel expenses increased by Php70 million, or 46%, to Php222 million mainly due to higher fuel consumption, local travel expenses, and mailing and courier charges, and the effect of the inclusion of Digitel’s communication, training and travel expenses of Php26 million for the first quarter of 2012, partially offset by the decrease in foreign training and travel expenses.

Insurance and security services increased by Php56 million, or 49%, to Php170 million primarily due to higher insurance and bond premiums, security services and the effect of the inclusion of Digitel’s insurance and security expenses of Php14 million for the first quarter of 2012.

Amortization of intangible assets amounted to Php11 million in the first quarter of 2011 relating to the amortization of intangible assets related to PLDT’s acquisition of the customer list of PDSI in 2011.

Other expenses increased by Php23 million, or 17%, to Php160 million primarily due to higher various business and operational-related expenses and the inclusion of Digitel’s other expenses of Php12 million.

Other Income (Expenses)

The following table summarizes the breakdown of our total fixed line-related other income (expenses) for the three months ended March 31, 2012 and 2011:

			Change
	2012	2011	Amount	%
Other Income (Expenses):	(in millions)
Interest income	306	118	188	159
Foreign exchange gains – net	277	127	150	118
Equity share in net earnings of associates	63	61	2	3
Gains (losses) on derivative financial instruments – net	(111)	422	(533)	(126)
Financing costs – net	(1,128)	(847)	(281)	33
Others	220	249	(29)	(12)

Total	(373)	130	(503)	(387)

Our fixed line business’ other expenses amounted to Php373 million in the first quarter of 2012, a change of Php503 million, or 387%, as against other income of Php130 million in the same period in 2011. The decrease was due to the combined effects of the following: (i) net losses on derivative financial instruments of Php111 million in the first quarter of 2012 as against net gains on derivative financial instruments of Php422 million in the same period in 2011 due to the effect of narrower dollar and peso interest rate differentials and higher level of appreciation of the Philippine peso to the U.S. dollar, partially offset a decrease in hedge costs; (ii) an increase in net financing costs by Php281 million due to higher interest expense on loans and related items and the effect of the inclusion of Digitel’s financing costs in the first quarter of 2012; (iii) a decrease in other income by Php29 million mainly due to lower pension benefit income recognized by PLDT, partially offset by the gain on disposal of fixed assets; (iv) increase in equity share in net earnings of associates and joint ventures by Php2 million mainly due to the share in net earnings of Philweb Corporation, or Philweb; (v) increase in net foreign exchange gains by Php150 million on account of foreign exchange revaluation of foreign currency-denominated assets and liabilities due to the effect of the higher appreciation of the Philippine peso to the U.S. dollar; and (vi) an increase in interest income by Php188 million due to a higher average level of investments and higher average interest rates, partially offset by the impact of the appreciation of the Philippine peso on dollar placements and shorter average tenor of placements.

Provision for Income Tax

Provision for income tax, which includes Digitel’s provision of Php5 million, amounted to Php477 million in the first quarter of 2012, a decrease of Php369 million, or 44%, as compared with Php846 million in the same period in 2011, primarily due to lower taxable income. The effective tax rate of our fixed line business were 21% and 28% in the first quarter of 2012 and 2011, respectively.

Net Income

As a result of the foregoing, our fixed line business contributed a net income of Php1,769 million in the first quarter of 2012, including net income from Digitel amounting to Php2,231 million decreased by Php419 million, or 19%, as compared with Php2,188 million in the same period in 2011.

EBITDA

As a result of the foregoing, our fixed line business’ EBITDA decreased by Php185 million, or 3%, to Php5,858 million in the first quarter of 2012, which includes EBITDA from Digitel of Php382 million, from Php6,043 million in the same period in 2011.

Core Income

Our fixed line business’ core income decreased by Php136 million, or 8%, to Php1,598 million in the first quarter of 2012, which includes core income from Digitel of Php91 million, from Php1,734 million in the same period in 2011, primarily as a result of an increase in fixed line expenses and an increase in other expenses, partially offset by an increase in fixed line revenues and a lower provision for income tax.

Business Process Outsourcing

Revenues

Our BPO business provides knowledge processing solutions and customer relationship management.

Our BPO business generated revenues of Php2,415 million in the first quarter of 2012, an increase of Php405 million, or 20%, as compared with Php2,010 million in the same period in 2011. This increase was primarily due to higher revenue contributions from our knowledge processing solutions and customer relationship management businesses.

The following table summarizes our total revenues from our BPO business for the three months ended March 31, 2012 and 2011 by service segment:

					Increase
	2012	%	2011(1)%	Amount		%
			(in millions)
Service Revenues:
Knowledge processing solutions	1,638	68	1,340	67	298		22
Customer relationship management	777	32	670	33	107		16
Total BPO Revenues	2,415	100	2,010	100	405		20

(1) The 2011 results have been restated to reflect the implementation of the reorganization of ePLDT Group in our business segments, as discussed in the “Overview” section.

Service Revenues

Service revenues generated by our BPO business amounted to Php2,415 million in the first quarter of 2012, an increase of Php405 million, or 20%, as compared with Php2,010 million in the same period in 2011, primarily as a result of the continued growth in our knowledge processing solutions, and customer relationship management businesses.

Knowledge Processing Solutions

We provide our knowledge processing solutions business primarily through the SPi Group. Our knowledge processing solutions business contributed revenues of Php1,638 million in first quarter of 2012, an increase of Php298 million, or 22%, from Php1,340 million in the same period in 2011. Dollar-denominated revenues increased by 11% mainly due to a higher content services, inclusion of Laserwords Private Ltd., or Laserwords, in the consolidation effective November 1, 2011, partially offset by the sale of our medical transcription business on September 26, 2011, lower medical billings and the appreciation of the Philippine peso to the U.S. dollar by approximately 1%. Knowledge processing solutions business revenues accounted for 68% and 67% of total revenues of our BPO business in the first quarter of 2012 and 2011, respectively.

Customer Relationship Management

We provide our customer relationship management business primarily through SPi CRM. In the first quarter of 2012, SPi CRM changed its functional currency from Philippine Peso to U.S. dollar. Revenues relating to our customer relationship management business increased by Php107 million, or 16%, to Php777 million in first quarter of 2012 from Php670 million in the same period in 2011, primarily due to higher domestic sales by 10%, partially offset by the effect of the appreciation of the Philippine peso to the U.S. dollar and lower revenues from Infocom due to transfer of part of its services to PLDT. In total, we own and operate 5,956 seats with an average of 3,320 customer service representatives, or CSRs, in first quarter of 2012, as compared with 5,945 seats with an average of 3,409 CSRs in the same period in 2011. SPi CRM has six customer relationship management sites as at March 31, 2012 and 2011. Customer relationship management business revenues accounted for 32% and 33% of total revenues of our BPO business in first quarter of 2012 and 2011, respectively.

Expenses

Expenses associated with our BPO business totaled Php2,069 million in the first quarter of 2012, an increase of Php226 million, or 12%, as compared with Php1,843 million in the same period in 2011, primarily due to higher expenses related to compensation and employee benefits, professional and other contracted services, depreciation and amortization and taxes and licenses, partially offset by lower expenses related to asset impairment and rent. As a percentage of our total BPO revenues, expenses related to our BPO business accounted for 86% and 92% in the first quarter of 2012 and 2011, respectively.

The following table shows the breakdown of our total BPO-related expenses for the three months ended March 31, 2012 and 2011 and the percentage of each expense item to the total:

					Increase (Decrease)
	2012	%	2011(1)	% Amount		%
				(in millions)
Compensation and employee benefits	1,372	66	1,241	67	131	11
Professional and other contracted services	139	7	108	6	31	29
Depreciation and amortization	120	6	101	5	19	19
Rent	110	5	113	6	(3)	(3)
Repairs and maintenance	100	5	90	5	10	11
Communication, training and travel	89	4	83	5	6	7
Amortization of intangible assets	37	2	37	2	–	–
Taxes and licenses	30	1	11	1	19	173
Selling and promotions	20	1	8	–	12	150
Insurance and security services	15	1	15	1	–	–
Asset impairment	–	–	1	–	(1)	(100)
Other expenses	37	2	35	2	2	6

Total	2,069	100	1,843	100	226	12

(1)	The 2011 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in the “Overview” section.

Compensation and employee benefits increased by Php131 million, or 11%, to Php1,372 million mainly due to higher salaries and benefits, LTIP and provision for pension costs, partially offset by a decline in MRP costs. BPO employee headcount increased by 784, or 5%, to 15,636 in the first quarter of 2012 as compared with 14,852 in the same period in 2011.

Professional and other contracted services increased by Php31 million, or 29%, to Php139 million primarily due to higher contracted service and consultancy fees, as well as professional fees for services rendered on the purchase of Laserwords.

Depreciation and amortization increased by Php19 million, or 19%, to Php120 million primarily due to higher depreciable asset base.

Rent expenses decreased by Php3 million, or 3%, to Php110 million primarily due to lower office building and domestic leased circuit rental charges.

Repairs and maintenance expenses increased by Php10 million, or 11%, to Php100 million primarily due to higher IT software and hardware repairs and maintenance costs, partially offset by decrease in repairs and maintenance costs of site facilities and buildings particularly from our customer relationship management business, as well as a decrease in site electricity charges.

Communication, training and travel expenses increased by Php6 million, or 7%, to Php89 million primarily due to higher travel expenses, communication, and mailing and courier charges, partially offset by lower local training expenses and fuel consumption costs.

Taxes and licenses increased by Php19 million, or 173% to Php30 million due to higher business-related taxes in the first quarter of 2012.

Selling and promotions expenses increased by Php12 million, or 150%, to Php20 million primarily due to higher spending on advertising and promotions.

Asset impairment of Php1 million in 2011 pertains to knowledge processing solutions’ asset impairment of unutilized business tax benefits.

Other expenses increased by Php2 million, or 6%, to Php37 million mainly due to higher various business operational-related costs.

Other Income (Expenses)

The following table summarizes the breakdown of our total BPO-related other income for the three months ended March 31, 2012 and 2011:

			Change
	2012	2011(1)	Amount	%
Other Income (Expenses):		(in millions)
Gains (losses) on derivative financial instruments – net	39	–	39	100
Interest income	3	4	(1)	(25)
Foreign exchange losses – net	(4)	(6)	2	(33)
Financing costs	(6)	(16)	10	(63)
Others	4	17	(13)	(76)

Total	36	(1)	37	3,700

(1) The 2011 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in the “Overview” section.

Our BPO business’ other income amounted to Php36 million in the first quarter of 2012, an increase of Php37 million as against other expense of Php1 million in the same period in 2011, primarily due to the combined effects of the following: (i) net gains on derivative financial instruments of Php39 million in the first quarter of 2012 due to mark-to-market gain from forward foreign exchange contracts; (ii) a decrease in financing costs by Php10 million due to lower accretion on contingent liabilities from our knowledge processing solutions business; (iii) decrease in net foreign exchange losses by Php2 million due to the revaluation of net foreign currency-denominated assets as a result of the effect of the higher appreciation of the Philippine peso to the U.S. dollar in the first quarter of 2012; (iv) a decrease in interest income by Php1 million due to lower interest earned; and (v) a decrease in other income by Php13 million mainly due to lower de-recognition of liabilities, partially offset by a gain on sale of SPi’s medical transcription business.

Provision for Income Tax

Provision for income tax amounted to Php90 million, an increase of Php81 million, in the first quarter of 2012 from Php9 million in the same period in 2011, primarily due to higher taxable income in the first quarter of 2012, expiration of income tax holiday of a subsidiary of SPi and the inclusion of provision for income tax of Laserwords for the first quarter of 2012.

Net Income

As a result of the foregoing, our BPO business registered a net income of Php292 million, an increase of Php135 million, or 86%, in the first quarter of 2012 from Php157 million in the same period in 2011.

EBITDA

As a result of the foregoing, our BPO business’ EBITDA increased by Php198 million, or 65%, to Php503 million in the first quarter of 2012 from Php305 million in the same period in 2011.

Core Income

Our BPO business’ core income amounted to Php268 million in the first quarter of 2012, an increase of Php107 million, or 66%, as compared with Php161 million in the same period in 2011 mainly as a result of increases in BPO revenues, partially offset by an increase in BPO-related expenses and provision for income tax.

Others

Expenses

Expenses associated with our other business totaled Php5 million in the first quarter of 2012, an increase of Php1 million, or 25%, as compared with Php4 million in the same period in 2011, primarily due to PCEV’s higher other operating expenses.

Other Income

The following table summarizes the breakdown of other income for other services for the three months ended March 31, 2012 and 2011:

			Change
	2012	2011(1)	Amount	%
Other Income (Expenses):		(in millions)
Equity share in net earnings of associates	213	139	74	53
Interest income	7	20	(13)	(65)
Others	218	63	155	246

Total	438	222	216	97

(1) The 2011 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in the “Overview” section.

Other income increased by Php216 million, or 97%, to Php438 million in the first quarter of 2012 from Php222 million in the same period in 2011 primarily due to the combined effects of the following: (i) an increase in other income by Php155 million due to preferred dividends from Beacon; (ii) an increase in equity share in net earnings of associates by Php74 million mainly due to the increase in PCEV’s indirect share in the net earnings of Meralco, partly offset by PCEV’s share in expenses of Beacon and fair value adjustment related to the acquisition of Meralco; and (iii) a decrease in interest income by Php13 million as a result of lower average level of temporary cash investments by our PCEV business.

For the three months ended March 31, 2012, Meralco’s reported and core income amounted to Php3,373 million and Php3,418 million, respectively, as compared with Php2,132 million and Php3,252 million, respectively, in the same period in 2011. These results were due primarily to increases in billed customers and electricity sales volume, as well as higher generation charges, partially offset by lower distribution rates in the first quarter of 2012 as compared with the same period in 2011. PCEV’s share in the reported and core income of Meralco, including its share in Beacon’s results of operations and amortization of fair value adjustment related to the acquisition of Meralco, amounted to Php213 million and Php303 million, respectively, in the first quarter of 2012 and Php140 million and Php452 million, respectively, in the same period in 2011. PCEV acquired 223 million Meralco shares on July 14, 2009, of which 154.2 million shares and 68.8 million shares were transferred on May 12, 2010 and October 25, 2011, respectively, to Beacon, where PCEV acquired a 50% equity interest effective March 31, 2010.

Net Income

As a result of the foregoing, other services registered a net income of Php428 million, an increase of Php215 million, or 101%, in the first quarter of 2012 from Php213 million in the same period in 2011.

EBITDA

As a result of the foregoing, EBITDA from other services decreased by Php1 million, or 25%, to negative Php5 million in the first quarter of 2012 from negative Php4 million in the same period in 2011.

Core Income

Other services’ core income amounted to Php517 million in the first quarter of 2012, a decrease of Php8 million, or 2%, as compared with Php525 million in the same period in 2011 mainly as a result of an increase in expenses, partially offset by higher other income.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the three months ended March 31, 2012 and 2011, as well as our consolidated capitalization and other consolidated selected financial data as at March 31, 2012 and December 31, 2011:

	Three Months ended March 31,
	2012	2011
	(in millions)
Cash Flows
Net cash provided by operating activities	18,592	20,830
Net cash used in investing activities	5,610	2,699
Capital expenditures	2,751	3,112
Net cash provided by ( used in) financing activities	(12,102)	1,224
Net increase in cash and cash equivalents	735	19,291
	March 31,	December 31,

	2012	2011

	(Unaudited)	(Audited)
	(in millions)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	92,755	91,273
Obligations under finance lease	6	7
	92,761	91,280

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	19,275	22,893
Notes payable	2,058	3,109
Obligations under finance lease maturing within one year	7	7
	21,340	26,009

Total interest-bearing financial liabilities	114,101	117,289
Total equity attributable to equity holders of PLDT	136,775	151,833

	250,876	269,122

Other Selected Financial Data
Total assets	400,286	395,646
Property, plant and equipment	192,968	197,731
Cash and cash equivalents	46,792	46,057
Short-term investments	607	558

Our consolidated cash and cash equivalents and short-term investments totaled Php47,399 million as at March 31, 2012. Principal sources of consolidated cash and cash equivalents in the first quarter of 2012 were cash flows from operating activities amounting to Php18,592 million, proceeds from availment of long-term debt and notes payable of Php10,136 million, interest received of Php358 million, dividends received of Php224 million. These funds were used principally for: (1) debt principal and interest payments of Php12,228 million and Php1,404 million, respectively; (2) Trust Fund for redemption of shares of Php5,708 million; (3) capital outlays of Php2,751 million; (4) payment for purchase of investment in an associate and purchase of shares of noncontrolling shareholders of Php3,427 million; (5) payment of capital expenditures under long-term financing of Php2,545 million; and (6) settlements of derivative financial instruments of Php141 million.

As at March 31, 2011, our consolidated cash and cash equivalents and short-term investments totaled Php56,613 million. Principal sources of consolidated cash and cash equivalents in the first quarter of 2011 were cash flows from operating activities amounting to Php20,830 million, net proceeds from availment of long-term debt of Php9,750 million, interest received of Php288 million and dividends received of Php182 million. These funds were used principally for: (1) total debt principal and interest payments of Php5,451 million and Php1,230 million, respectively; (2) capital outlays of Php3,112 million; (3) settlements of derivative financial instruments of Php165 million; and

(4) dividend payments of Php53 million.

Operating Activities

Our consolidated net cash flows from operating activities decreased by Php2,238 million, or 11%, to Php18,592 million in the first quarter of 2012, including Digitel Group’s cash flows from operating activities for the first quarter of 2012 of Php1,778 million, from Php20,830 million in the same period in the first quarter of 2012, primarily due to higher settlement of various payables and lower collection of receivables.

Cash flows provided by operating activities of our fixed line business increased by Php1,657 million, or 24%, to Php8,514 million in the first quarter of 2012 from Php6,857 million in the same period in 2011, primarily due to lower level of settlement of accounts payable and other liabilities, partially offset by lower collection of receivables. Cash flows from operating activities of our wireless business decreased by Php4,141 million, or 30%, to Php9,515 million in the first quarter of 2012 from Php13,656 million in the same period in 2011, primarily due to lower operating income, higher level of settlement of accounts payable and other current liabilities, and lower level of collection of outstanding receivables. Cash flows provided by operating activities of our BPO business in the first quarter of 2012 amounted to Php601 million, an increase of Php158 million, or 36%, from Php443 million in the same period in 2011, primarily due to higher operating income and a higher level of collection of outstanding receivables, partially offset by a higher level of settlement of accounts payable and other liabilities.

Investing Activities

Consolidated net cash used in investing activities amounted to Php5,610 million in the first quarter of 2012, including the Digitel Group’s cash flows used in investing activities of Php29 million, an increase of Php2,911 million, or 108%, from Php2,699 million in the same period in 2011, primarily due to the combined effects of the following: (1) the payment for purchase of investments in associates and purchase of shares of noncontrolling shareholders by Php3,427 million; (2) the decrease in capital expenditures by Php361 million; (3) the payment for purchase of short-term investments by Php30 million; (4) the higher interest received by Php70 million; (5) higher dividends received by Php42 million; and (6) the higher proceeds from disposal of property, plant and equipment of Php23 million.

Our consolidated capital expenditures in first quarter of 2012 totaled Php2,751 million, a decrease of Php361 million, or 12%, as compared with Php3,112 million in the same period in 2011, primarily due to a decrease in PLDT’s and Smart’s capital spending, partially offset by the inclusion of the Digitel Group’s capital spending of Php33 million for the first quarter of 2012. PLDT’s capital spending of Php1,366 million in first quarter of 2012 was principally used to finance the expansion and upgrade of its submarine cable facilities, DFON facilities, NGN roll-out, fixed line data and IP-based network services and outside plant rehabilitation. Smart’s capital spending of Php1,207 million in first quarter of 2012 was used primarily to modernize and expand its 2G/3G cellular and mobile broadband networks, as well as to purchase additional customer premises equipment for the fixed wireless broadband business. SPi and its subsidiaries’ capital spending of Php66 million in first quarter of 2012 was primarily used to fund the continued expansion of its customer relationship management and knowledge processing solutions facilities. Digitel’s capital spending of Php33 million for the first quarter of 2012 was intended principally to finance the expansion of fixed mobile convergence and continued upgrade of its core and transmission network to increase penetration, particularly in provincial areas. The balance of Php79 million represented other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Dividends received in the first quarter of 2012 amounted to Php224 million, an increase of Php42 million, or 23%, as compared with Php182 million in the same period in 2011. The dividends received in the first quarter of 2012 and 2011 were from Beacon, Meralco and Philweb.

Financing Activities

On a consolidated basis, net cash used in financing activities amounted to Php12,102 million in 2011, including the Digitel Group’s net cash used in financing activities for the first quarter of 2012 of Php1,278 million, a decrease of Php13,326 million as against net cash from financing activities of Php1,224 million in the same period in 2011, resulting largely from the combined effects of the following: (1) net increase in repayments of long-term debt and notes payable by Php6,777 million;

(2) set up of Trust Fund for the redemption of shares of Php5,708 million; (3) higher net availment of capital expenditures under long-term financing by Php944 million; (4) higher proceeds from the issuance of long-term debt and notes payable by Php386 million; (5) higher interest payments by Php174 million; (6) lower settlements of derivative financial instruments by Php24 million; and

(7) lower cash dividend payments by Php20 million.

Debt Financing

Proceeds from availment of long-term debt and notes payable for the three months ended March 31, 2012 were Php10,071 million and Php65 million, respectively, mainly from Smart’s and SPi’s drawings related to the financing of our capital expenditure requirements maturing loan obligations. Payments of principal and interest on our total debt amounted to Php12,228 million and Php1,404 million, respectively, in the first quarter of 2012, including the Digitel Group’s payments of principal and interest of Php729 million and Php81 million, respectively.

Our consolidated long-term debt decreased by Php2,136 million to Php112,030 million as at March 31, 2012 from Php114,166 million as at December 31, 2011, largely due to debt amortizations and prepayments and the appreciation of the Philippine peso relative to the U.S. dollar to Php42.93 as at March 31, 2012 from Php43.92 as at December 31, 2011, partially offset by drawings from our term loan facilities. The long-term debt levels of PLDT decreased by 3% to Php54,293 million, and Smart’s decreased by 1% to Php36,684 million as at March 31, 2012 as compared with December 31, 2011.

On March 7, 2012, PLDT signed a US$150 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the facility agent. Proceeds from the facility will be used to finance capital expenditures and/or to refinance PLDT’s existing obligations which were also used to finance capital expenditures for network expansion and improvement programs. The facility is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the facility agreement. A notice of borrowing has been made to the lenders for the initial drawdown of US$100 million on May 10, 2012.

On March 16, 2012, PLDT signed a US$25 million term loan facility agreement with Citibank, N.A. Manila to refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. This loan is payable over five years in 17 equal quarterly installments commencing 12 months from initial drawdown date. No drawdown has been made to-date under this agreement.

On March 20, 2012, PLDT signed a Php2,000 million term loan facility agreement with RCBC to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over ten years with an annual amortization rate of 1% on the fifth year up to the ninth year from initial drawdown date and the balance payable upon maturity. The amount of Php2,000 million was fully drawn on April 12, 2012.

On March 26, 2012, SPi signed a loan agreement amounting to US$15 million with Security Banking Corporation. The loan will mature on March 26, 2017 and is payable in 19 quarterly installments commencing on September 24, 2012. The amount of US$15 million, or Php644 million, remained outstanding as at March 31, 2012.

On April 27, 2012, PLDT signed a Php3,000 million term loan facility agreement with Land Bank of the Philippines to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity. No drawdown has been made to-date under this agreement.

As a result of the acquisition of Digitel, as discussed in Other Information, PLDT assumed the obligations of JG Summit Holdings, Inc., or JGSHI, as guarantor under the Digitel and DMPI loan agreements covered by guarantees from JGSHI. These loans and guarantees contained certain representations and covenants applicable to JGSHI including that on the ownership of JGSHI in Digitel. Digitel and DMPI obtained the required consents of the lenders and export credit agencies for the replacement of JGSHI by PLDT as guarantor under these loans. As at March 31, 2012, the outstanding balance of DMPI loans covered by PLDT guarantees is Php17,731 million. There are no outstanding Digitel loans covered by PLDT guarantees as at March 31, 2012.

Approximately Php64,708 million principal amount of our consolidated outstanding long-term debt as at March 31, 2012 is scheduled to mature over the period from 2012 to 2015. Of this amount, Php25,770 million is attributable to Smart, Php26,531 million to PLDT, Php11,909 million to Digitel, Php474 million is attributable to SPi and the remainder to ePLDT’s subsidiaries.

For a complete discussion of our long-term debt, see Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying unaudited consolidated financial statements.

Debt Covenants

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. Furthermore, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT, while certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

As at March 31, 2012, we were in compliance with all of our debt covenants.

See Note 20 – Interest-bearing Financial Liabilities – Debt Covenants to the accompanying unaudited consolidated financial statements for a detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

Consolidated cash dividend payments in the first quarter of 2012 amounted to Php33 million as compared with Php53 million paid to shareholders in the same period in 2011.

The following table shows the dividends declared to common and preferred shareholders from the earnings for the three months ended March 31, 2012 and 2011:

		Date				Amount
Earnings		Approved		Record		Payable		Per share	Total Declared
							(in millions, except per share
							amount)
2011
Common
Regular Dividend		March 6, 2012		March 20, 2012		April 20, 2012		63.00	13,611
Special Dividend		March 6, 2012		March 20, 2012		April 20, 2012		48.00	10,371

								189.00	23,982

Preferred
Series IV Cumulative Non-convertible
Redeemable Preferred Stock(1)
		Various		Various		Various		–	12

									12

									23,994

2012
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)		May 8, 2012		May 28, 2012		June 15, 2012		–	12

	Various		Various		Various		–		Php12

(1) Dividends are declared based on total amount paid up.

See Note 19 – Equity to the accompanying unaudited consolidated financial statements for further details.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

As part of our goal to maximize returns to our shareholders, in 2008, we obtained Board of Directors’ approval for a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock. Under the share buyback program, we acquired a total of approximately 2.72 million shares of PLDT’s common stock for a total consideration of Php6,505 million representing approximately 1% of PLDT’s outstanding shares of common stock, at a weighted average price of Php2,388 per share as at March 31, 2012. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for the first quarter of 2012 and 2011. See to Note 8 – Earnings Per Common Share, Note 19 – Equity and Note 27 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements for further details.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a discussion of our consolidated contractual undiscounted obligations as at March 31, 2012 and 2011, see Note 27 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php271 million and Php913 million as at March 31, 2012 and December 31, 2011, respectively. These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign currency exchange risk, interest rate risk, credit risk and capital management risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations, equity issues and sales of certain assets.

For further discussions of these risks, see Note 27 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

The following table sets forth the estimated consolidated fair values of our financial assets and liabilities recognized as at March 31, 2012 and December 31, 2011:

	Fair Values
	March 31,	December 31,
	2012	2011
	(Unaudited)	(Audited)
	(in millions)
Noncurrent Financial Assets
Available-for-sale financial assets
Listed equity securities	76	81
Unlisted equity securities	7,101	7,100
Investments in debt securities	155	158
Advances and refundable deposits – net of current portion	852	1,061

Total noncurrent financial assets	8,184	8,400

Current Financial Assets
Cash and cash equivalents	46,792	46,057
Short-term investments	607	558
Trade and other receivables – net	16,014	16,245
Derivative financial assets	438	366
Current portion of investment in debt securities	363	358
Current portion of advances and refundable deposits	8,050	18

Total current financial assets	72,264	63,602

Total Financial Assets	80,448	72,002

Noncurrent Financial Liabilities
Interest-bearing financial liabilities	98,538	95,059
Derivative financial liabilities	2,236	2,235
Customers’ deposits	1,722	1,772
Deferred credits and other noncurrent liabilities	16,640	19,420

Total noncurrent financial liabilities	119,136	118,486

Current Financial Liabilities
Accounts payable	23,815	27,982
Accrued expenses and other current liabilities	44,971	40,459
Interest-bearing financial liabilities	21,340	26,009
Derivative financial liabilities	985	924
Dividends payable	24,723	2,583

Total current financial liabilities	115,834	97,957

Total Financial Liabilities	234,970	216,443

The following table sets forth the amount of consolidated gains (losses) recognized for the financial assets and liabilities for the three months ended March 31, 2012 and for the year ended December 31, 2011:

	March 31,	December 31,
	2012	2011
	(in millions)
Profit and Loss
Interest income	357	1,372
Gains (losses) on derivative financial instruments – net	(95)	197
Accretion on financial liabilities	(288)	(1,062)
Interest on loans and other related items	(1,591)	(5,960)
Other Comprehensive Income
Net fair value gains on cash flow hedges	32	14
Net gains on available-for-sale financial assets – net of tax	1	3
	(1,584)	(5,436)

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines in the first quarter of 2012 and 2011 was 3.1% and 3.9%, respectively. Moving forward, we currently expect inflation to increase, which may have an impact on our operations.

PART II – OTHER INFORMATION

PLDT’s Acquisition of Digitel

On March 29, 2011, the Board of Directors of PLDT and JGSHI approved the acquisition by PLDT of JGSHI’s and certain other seller-parties’ ownership interest in Digitel, comprising of: (i) 3.28 billion common shares representing approximately 51.6% of the issued common stock of Digitel; (ii) zero-coupon convertible bonds issued by Digitel and its subsidiary to JGSHI and its subsidiary, which are convertible into approximately 18.6 billion common shares of Digitel assuming a conversion date of June 30, 2011 and an exchange rate of Php43.405 per U.S. dollar; and (iii) intercompany advances made by JGSHI to Digitel in the total principal amount plus accrued interest of Php34.1 billion as at December 31, 2010, or the Enterprise Assets.  Digitel operates a fixed line business in certain parts of the country and is the 100% owner of DMPI, which is engaged in the mobile telecommunications business and owns the brand Sun Cellular.

PLDT agreed to pay JGSHI and certain other seller-parties Php69.2 billion, which will be settled by the issuance of one new PLDT common share for every Php2,500 (equivalent to 27.7 million new PLDT common shares) consideration payable for the Enterprise Assets.  In order to aid the board of PLDT in discharging their fiduciary duties, PLDT engaged an independent financial advisor to review the transaction and render a fairness opinion on the transaction and the consideration payable by PLDT. The independent financial advisor completed its review and concluded that the acquisition of the Enterprise Assets is fair and reasonable and in the interest of PLDT shareholders as a whole.

The completion of the acquisition was subject to the procurement of certain regulatory and other approvals, including: (i) the approval by the NTC of the sale or transfer of JGSHI and the other seller-parties’ Digitel shares representing more than 40% of Digitel’s issued and outstanding common stock; (ii) the confirmation by the Philippine SEC of the valuation of the Enterprise Assets; (iii) the approval by the PSE of the block sale of the Digitel shares; (iv) the confirmation by the Philippine SEC that the issuance of the PLDT common shares to JGSHI and the other seller-parties is exempt from the registration requirement of the Securities Regulation Code, or SRC; and (v) all other necessary approvals under applicable laws and regulations; and the approval by the common stockholders of PLDT for the issuance of the PLDT common shares as payment for the purchase price of the Enterprise Assets and the Digitel shares which shall have been tendered pursuant to the mandatory tender offer.

In addition, the sale of the Digitel shares owned by the seller-parties was subject to the consent of certain creditors of Digitel and DMPI. Digitel and DMPI have outstanding long-term debts that had been guaranteed by JGSHI. The loans and guarantees contained representations and covenants applicable to JGSHI including that on the ownership of JGSHI in Digitel. Digitel and DMPI obtained the required consents of the lenders and export credit agencies both for the transfer of ownership of Digitel and the replacement of JGSHI by PLDT as guarantor for these loans.

The acquisition was completed on October 26, 2011 following the issuance by the Philippine SEC on July 29, 2011 of the confirmations referred to in clauses (ii) and (iv) above, or the Decision, by the NTC on October 26, 2011 of the approval referred to in clause (i) above, and by the PSE on October 26, 2011 of the approval referred to in clause (iii) above. PLDT’s common shareholders had earlier approved the issuance of PLDT common shares as payment for the Enterprise Assets during the PLDT stockholders’ meeting held on June 14, 2011.

As part of the Decision, the NTC also approved the divestment plan presented by PLDT, which covers the following commitments:

•	CURE will sell its Red Mobile business to Smart consisting of its subscriber base, brand and fixed assets;

•	Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 MHz of 3G frequency in the 2100 band, or the Affected Frequency, and related permits, or the Divestment Sale; and

•	PLDT will have a period of nine months reckoned from the date of promulgation of the Decision, or the Transition Period, to effect the orderly migration of CURE’s customers and an orderly transfer of CURE’s assets to Smart with the least disruption and degradation of service to CURE’s existing customers.

The Divestment Sale will be made under the supervision and control of the NTC and will be effected through a competitive bidding among duly enfranchised and qualified public telecommunication entities. A minimum price will be prescribed to allow Smart to recover its investment in acquiring, developing and operating CURE, or the Cost Recovery Amount. In the event that the actual proceeds from the Divestment Sale exceed the Cost Recovery Amount, PLDT will pay the NTC, as fee for supervising the Divestment Sale, at least 50% of such excess less government fees and taxes payable as a consequence of the Divestment Sale.

The Divestment Sale will be conducted within six months after the Transition Period, provided the Decision shall have become final and executory. However, in the event that there will be a delay in the implementation of the Divestment Sale by reason of appeal or any legal challenge against the Decision, CURE will continue to pay spectrum user’s fee and other related fees which will form part of the Cost Recovery Amount. While the Divestment Sale is pending, the PLDT Group will not use the Affected Frequency.

In a letter dated April 23, 2012, Smart updated the NTC on the status of the migration of CURE’s Red Mobile subscribers to Smart’s network. Smart informed the NTC that it is in the process of conducting a survey of these subscribers to enable Smart to offer migration plans that are affordable and yet will address the various needs of said subscribers. In addition, Smart is also in the process of identifying the assets of CURE that need to be transferred to Smart, pursuant to the conditions mandated by the NTC.

As payment for the Enterprise Assets, PLDT issued approximately 27.7 million common shares with a total issue value of around Php69 billion to the seller-parties. Said shares are subject to a lock-up period of one (1) year during which JGSHI and the other sellers may not transfer or encumber such PLDT shares without the consent of PLDT. PLDT granted consents to the sale by JGSHI of 5.81 million and 4.56 million PLDT shares under separate option agreements that JGSHI had entered into with a Philippine associate of First Pacific Company Limited and NTT DOCOMO, Inc., or NTT DOCOMO, respectively. Following the sale of those shares in November 2011, the JG Summit Group, First Pacific Group and its Philippine affiliates, and NTT Group (NTT DOCOMO and NTT Communications) owned approximately 8%, 26% and 21% of PLDT’s common shares, respectively, as at March 31, 2012.

On December 8, 2011, PLDT exercised the conversion option for 4 billion Digitel common shares with stated value of Php4 billion comprising 25% of the total amount of increase in Digitel’s authorized capital stock, which was paid through the assignment by PLDT to Digitel of: (i) 2013 Convertible Bonds, issued by Digitel with redemption value of US$25 million or Php1,087 million as of the conversion date of December 8, 2011; and (ii) 15.6% of its 2014 Exchangeable Bonds issued by Digitel Capital Philippines, Ltd., or DCPL, with redemption value of US$66 million, or Php2,913 million, as of the exchange date of December 8, 2011. As a result of this partial conversion and exchange by PLDT of bonds into 4 billion Digitel common shares, PLDT’s equity interest increased from 51.6% to 70.2% of the outstanding common stock of Digitel as at December 31, 2011.

Under the SRC, PLDT is required to conduct a mandatory tender offer for the approximately 48.4% of the issued common stock of Digitel held by the remaining noncontrolling shareholders of Digitel in connection with PLDT’s acquisition of 51.6% interest in Digitel from the seller-parties.  On December 5, 2011, PLDT filed its tender offer report on Philippine SEC Form 19.1 setting forth the terms of the mandatory tender offer to purchase the remaining Digitel shares at the price of Php1.6033 per Digitel share, payable in the form of either PLDT shares issued at Php2,500 per share, or one PLDT common share for every 1,559.28 Digitel shares, or cash, at the option of Digitel shareholders, except for tendering shareholders residing outside the Philippines who will only be paid in cash.  The tender offer period commenced on December 7, 2011 and ended on January 16, 2012. A total of 2,888 million shares were tendered by Digitel minority shareholders, representing approximately 94% of the shares held by the public. Of the shares tendered, 13% or 374 million Digitel shares were paid in cash for an aggregate amount of Php600 million, and 87% or 2,514 million Digitel shares were paid in PLDT common shares for a total of approximately 1.61 million PLDT common shares, which were issued on January 27, 2012.

On January 25, 2012, Digitel filed for voluntary delisting of its shares with the PSE, since its public ownership level has fallen below the minimum 10% required by the PSE. On February 22, 2012, the PSE granted the petition for voluntary delisting and accordingly ordered the delisting of the shares of Digitel from the Official Registry of the PSE effective March 26, 2012, subject to the payment of the required voluntary delisting fee. Digitel complied with the said condition and the Digitel shares ceased to be tradable on the PSE effective March 26, 2012.

On February 7, 2012, PLDT’s Board of Directors authorized the exchange of 78.4% of the 2014 Exchangeable Bonds issued by DCPL with redemption value of US$340 million, or Php14,641 million, in exchange for 14,641 million Digitel common shares. As at March 26, 2012, PLDT purchased a total of 72.3 million common shares of Digitel from the open market. As a result of the tender offer, open market acquisitions, and the exchange described above, PLDT holds 99.5% of the outstanding capital of Digitel as at March 31, 2012. On May 8, 2012, PLDT’s Board of Directors authorized the exchange of the remaining 2014 Exchangeable Bonds with redemption value of US$27 million, or Php1,143 million, in exchange for 1,143 million Digitel common shares. The exchange is subject to the approval of the Philippine SEC of the increase in the Authorized Capital Stock of Digitel. As a result of this additional exchange, PLDT will maintain 99.5% of the enlarged outstanding capital of Digitel.

PLDT’s Listing of Additional Common Shares

On November 9, 2011, the PSE approved the listing of the additional 27.7 million common shares of PLDT, which were issued on October 26, 2011 at the issue price of Php2,500 per share, as consideration for the acquisition by PLDT of the Enterprise Assets of Digitel, see Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel to the accompanying unaudited consolidated financial statements.

On January 27, 2012, a total of 1.61 million PLDT common shares were issued for settlement of the purchase price of 2,518 million common shares of Digitel tendered by the noncontrolling Digitel stockholders under the mandatory tender offer conducted by PLDT, and which opted to receive payment of the purchase price in the form of PLDT common shares.

PLDT’s Creation of Voting Preferred Shares

On July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments. The shares of voting preferred stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines. The holders of voting preferred stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of voting preferred stock.

The Special Meeting of Stockholders scheduled on September 20, 2011 for purposes of presenting and obtaining stockholders’ approval of the Amendments, or the Special Meeting, was cancelled by the Board of Directors due to an anticipated lack of quorum.

In the Special Meeting of Stockholders which was held on March 22, 2012, the Amendments of the Articles were approved by the holders of more than two-thirds of the outstanding capital stock (common and preferred) of PLDT. The Amended Articles of Incorporation have been filed with the Philippines SEC and PLDT expects to obtain the Philippine SEC’s approval in due time.

After the approval of the Amendments by the stockholders and the Philippine SEC, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, may determine the specific terms, features and limitations of the Voting Preferred Stock and, as it deems necessary to protect the interest of PLDT and its stakeholders, authorize the issuance of shares of Voting Preferred Stock to Qualified Owners.  It is contemplated that the shares of Voting Preferred Stock will have the following other features:  (a) entitled to dividends at such rate to be determined by the Board of Directors, payable before any dividends are paid to the holders of Common Stock; (b) not convertible to Common Stock or to any shares of stock of PLDT of any class;

(c) redeemable at the option of PLDT; (d) holders will have no pre-emptive right to subscribe or purchase any shares of stock of any class, or convertible debt, securities or warrants issued, sold or disposed by PLDT; and (e) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to holders of shares of Common Stock.

Redemption of Preferred Shares

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s 10% Cumulative Convertible Preferred Stock Series A to FF, or the SIP Preferred Shares, and all such shares were redeemed and retired effective January 19, 2012, or the Redemption Date.

The record date for the determination of the holders of outstanding SIP Preferred Shares subject to Redemption, or the Holders of SIP Preferred Shares, was fixed on October 10, 2011, or the Record Date. In accordance with the terms and conditions of the SIP Preferred Shares, the holders of SIP Preferred Shares as of the Record Date are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to the Redemption Date, or the Redemption Price.

PLDT set aside Php5.8 billion, in addition to the Php2.3 billion funds from unclaimed dividends on SIP Preferred Shares, or the total amount of Php8.1 billion, to fund the redemption price for the SIP Preferred Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of Rizal Commercial Banking Corporation, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold in trust the Redemption Trust Fund, for the benefit of those Holders of SIP Preferred Shares entitled to payment of the Redemption Price for their SIP Preferred Shares, for a period of ten years from the Redemption Date, or until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time to, PLDT.

As at January 19, 2012, notwithstanding that any stock certificate representing the SIP Preferred Shares has not been surrendered for cancellation, the SIP Preferred Shares shall no longer be deemed outstanding and the right of the holders of such shares to receive dividends thereon shall cease to accrue and all rights with respect to such SIP Preferred Shares shall forthwith cease and terminate, except only the right to receive the Redemption Price for such SIP Preferred Shares, but without interest thereon.

All SIP Preferred Shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock had been redeemed and retired effective January 19, 2012. A total amount of Php142 million was withdrawn from the Trust Account, representing total payments in redemption as at March 31, 2012. The balance of the Trust Account of Php8.031 billion was presented as part of current portion of advances and other noncurrent assets and the related redemption liability of the same amount was presented as part of accrued expenses and other current liabilities in our statement of financial position as at March 31, 2012.

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s 10% Cumulative Convertible Preferred Stock Series GG effective August 30, 2012.

PLDT expects to similarly redeem the outstanding shares of 10% Cumulative Convertible Preferred Stock Series HH to II as and when they become eligible for redemption.

See Note 19 – Equity to the accompanying unaudited consolidated financial statements for further details.

Beacon’s Acquisition of Additional Meralco Shares

In January 2012, Beacon acquired 30 million Meralco common shares from First Pacific Utilities Corporation, or FPUC, representing approximately 2.7% beneficial ownership in Meralco at nominal value of Php295 per share, or a total of Php8,850 million. FPUC will retain Rockwell common shares that may be declared by Meralco as property dividends.

PCEV’s Voluntary Delisting

On November 2, 2011, the Board of Directors of PCEV authorized PCEV’s management to take such steps necessary for the voluntary delisting of PCEV from the Philippine Stock Exchange in accordance with the PSE Rules on Voluntary Delisting. On December 2, 2011, PCEV’s Board of Directors also created a special committee to review and evaluate any tender offer to purchase the shares owned by the remaining minority shareholders representing 0.49% of the outstanding common stock of PCEV. Smart filed a Tender Offer Report with the Philippine SEC on March 15, 2012. The Tender Offer commenced on March 19, 2012 and ended on April 18, 2012, with approximately 25.1 million shares or 43.4% of PCEV’s noncontrolling shares tendered, thereby increasing Smart’s ownership to approximately 99.7% of the outstanding common stock of PCEV. On the other hand, PCEV filed with the PSE its petition for voluntary delisting on March 19, 2012. On April 25, 2012, the PSE approved PCEV’s petition for voluntary delisting, which will take effect on May 18, 2012.

Investment in PDRs of MediaQuest

On May 8, 2012, the PLDT Board of Directors approved a Php6.0 billion investment by ePLDT, in Philippine Depositary Receipts, or PDRs, to be issued by MediaQuest Holdings, Inc., or MediaQuest, a wholly-owned entity of the PLDT Beneficial Trust Fund. MediaQuest will invest the proceeds of the PDRs in TV5 and Cignal TV.  TV5 operates free-to-air TV and radio stations while Cignal TV operates a DTH satellite TV business.

Since 2007, TV5 has grown its market share from 2.3% to 18%  at the end of 2011 for Metro Manila and from 2.7% to 15.6% nationwide. Cignal TV is now the largest DTH Pay-TV operator in the Philippines, with over 250,000 subscribers. This investment will provide MediaQuest with the additional funding it requires in order to sustain the growth momentum of TV5 and Cignal TV.

The PLDT Group’s financial investment in media is consistent with its overall strategy of evolving itself from a traditional telco into a multi-media service company. It mirrors as well similar investments in media assets by other leading telecommunications companies worldwide. MediaQuest will serve as the anchor for the PLDT Group’s media offerings through the creation of content, generation of new revenue streams, and providing of direct access to overseas Filipino workers worldwide.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 24 – Related Party Transactions to the accompanying unaudited consolidated financial statements.

ANNEX – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at March 31, 2012:

			31-60	61-90	Over 91
Type of Accounts Receivable	Total	Current	Days	Days	Days
			(in millions)
Retail subscribers.	Php11,553	Php2,377	Php668	Php258	Php8,250
Corporate subscribers.	9,201	1,803	1,181	441	5,776
Foreign administrations.	4,917	1,599	1,444	604	1,270
Domestic carriers.	1,584	221	97	98	1,168
Dealers, agents and others.	3,995	2,944	115	229	707
Total.	Php31,250	Php8,944	Php3,505	Php1,630	Php17,171

Less: Allowance for doubtful accounts.	15,236
Total Receivables — net.	Php16,014

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the first quarter of 2012 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Signature and Title: ___________/s/ Napoleon L. Nazareno_____________

Napoleon L. Nazareno President and Chief Executive Officer Signature and Title: /s/ Anabelle Lim-Chua

Anabelle Lim-Chua

Senior Vice President and Treasurer

(Principal Financial Officer)

Signature and Title: _____________/s/ June Cheryl A. Cabal-Revilla___________

June Cheryl A. Cabal-Revilla
First Vice President and Controller
(Principal Accounting Officer)

Date: May 8, 2012

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011 (AUDITED)
AND FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at March 31, 2012 and December 31, 2011
(in million pesos, except par value per share amounts and number of shares)

	2012	2011
	(Unaudited)	(Audited)
ASSETS

Noncurrent Assets
Property, plant and equipment (Notes 3, 5, 9, 12, 20 and 27)	192,968	197,731
Investments in associates and joint ventures (Notes 3, 4, 5, 10, 24 and 27)	20,808	17,865
Available-for-sale financial assets (Notes 6, 10 and 27)	7,177	7,181
Investment in debt securities – net of current portion (Notes 11 and 27)	150	150
Investment properties (Notes 3, 6, 9, 12 and 27)	1,115	1,115
Goodwill and intangible assets (Notes 3, 4, 5, 14, 21 and 27)	79,480	80,656
Deferred income tax assets – net (Notes 3, 4, 7 and 27)	5,105	5,975
Prepayments – net of current portion (Notes 3, 5, 18, 24, 25 and 27)	8,942	8,869
Advances and other noncurrent assets – net of current portion (Note 27)	1,356	1,340

Total Noncurrent Assets	317,101	320,882

Current Assets
Cash and cash equivalents (Notes 15 and 27)	46,792	46,057
Short-term investments (Note 27)	607	558
Trade and other receivables (Notes 3, 5, 16, 18, 24 and 27)	16,014	16,245
Inventories and supplies (Notes 3, 4, 5, 17 and 27)	2,834	3,827
Derivative financial assets (Note 27)	438	366
Current portion of investment in debt securities (Notes 11 and 27)	363	358
Current portion of prepayments (Notes 18 and 27)	7,947	7,227
Current portion of advances and other noncurrent assets (Notes 19, 27 and 28)	8,190	126

Total Current Assets	83,185	74,764

TOTAL ASSETS	400,286	395,646

EQUITY AND LIABILITIES

Equity
Preferred stock, Php10 par value per share, authorized - 822,500,000 shares; issued and outstanding – 36,026,550 shares as at March 31, 2012 and 441,912,370 shares as at December 31, 2011 (Notes 8, 19 and 27)	360	4,419
Common stock, Php5 par value per share, authorized - 234,000,000 shares; issued - 218,779,886 shares and outstanding - 216,055,775 shares as at March 31, 2012; and issued - 217,160,444 shares and outstanding - 214,436,333 shares as at December 31, 2011 (Notes 8, 19, 27 and 28)	1,094	1,085
Treasury stock - 2,724,111 shares as at March 31, 2012 and December 31, 2011 (Notes 8, 19 and 27)	(6,505)	(6,505)
Capital in excess of par value	130,673	127,246
Retained earnings (Note 19)	12,317	26,232
Other comprehensive income (Note 6)	(1,164)	(644)

Total Equity Attributable to Equity Holders of PLDT	136,775	151,833
Noncontrolling interests (Note 6)	255	386

TOTAL EQUITY	137,030	152,219

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
As at March 31, 2012 and December 31, 2011
(in million pesos, except par value per share amounts and number of shares)

	2012	2011
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 3, 4, 5, 9, 20, 23 and 27)	92,761	91,280
Deferred income tax liabilities – net (Notes 3, 4, 7 and 27)	3,048	2,902
Derivative financial liabilities (Note 27)	2,236	2,235
Pension and other employee benefits (Notes 3, 5, 23, 25 and 27)	898	609
Customers’ deposits (Note 27)	2,263	2,272
Deferred credits and other noncurrent liabilities (Notes 3, 5, 9, 21, 23, 27 and 28)	20,064	22,642

Total Noncurrent Liabilities	121,270	121,940

Current Liabilities
Accounts payable (Notes 22, 24, 26 and 27)	25,341	29,554
Accrued expenses and other current liabilities (Notes 3, 10, 14, 19, 20, 21, 23, 24, 25, 26, 27 and 28)	63,218	58,271
Derivative financial liabilities (Note 27)	985	924
Provision for claims and assessments (Notes 3, 26 and 27)	1,555	1,555
Current portion of interest-bearing financial liabilities (Notes 3, 4, 5, 9, 20, 23 and 27)	21,340	26,009
Dividends payable (Notes 19 and 27)	24,723	2,583
Income tax payable (Notes 7 and 27)	4,824	2,591

Total Current Liabilities	141,986	121,487

TOTAL LIABILITIES	263,256	243,427

TOTAL EQUITY AND LIABILITIES	400,286	395,646

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Three Months Ended March 31, 2012 and 2011
(in million pesos, except earnings per common share amounts)

	2012	2011
		(As Restated – Note
		2)
	(Unaudited)
REVENUES
Service revenues (Notes 2, 3 and 4)	42,780	37,707
Non-service revenues (Notes 3, 4 and 5)	796	573

	43,576	38,280

EXPENSES
Depreciation and amortization (Notes 3, 4 and 9)	7,470	6,603
Compensation and employee benefits (Notes 3, 5 and 25)	6,090	5,341
Interconnection costs (Note 2)	3,395	3,136
Repairs and maintenance (Notes 12, 17 and 24)	3,280	2,307
Cost of sales (Notes 5, 17 and 24)	2,608	1,229
Selling and promotions	1,679	1,155
Professional and other contracted services (Note 24)	1,574	1,190
Rent (Notes 3 and 27)	1,493	1,014
Taxes and licenses (Note 26)	1,001	629
Asset impairment (Notes 3, 4, 5, 9, 10, 16, 17 and 27)	621	181
Communication, training and travel	582	413
Insurance and security services (Note 24)	385	309
Amortization of intangible assets (Notes 3, 4 and 14)	64	75
Other expenses (Note 24)	401	422

	30,643	24,004

	12,933	14,276

OTHER INCOME (EXPENSES)
Foreign exchange gains – net (Notes 4, 9 and 27)	1,236	320
Interest income (Notes 4, 5, 11 and 15)	357	321
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	274	192
Gains (losses) on derivative financial instruments – net (Notes 4 and 27)	(95)	422
Financing costs – net (Notes 4, 5, 9, 20 and 27)	(1,681)	(1,530)
Other income (Notes 4 and 18)	842	357

	933	82

INCOME BEFORE INCOME TAX (Note 4)	13,866	14,358
PROVISION FOR INCOME TAX (Notes 3, 4 and 7)	3,796	3,632

NET INCOME (Note 4)	10,070	10,726

ATTRIBUTABLE TO:
Equity holders of PLDT (Notes 4 and 8)	10,079	10,734
Noncontrolling interests (Notes 4 and 8)	(9)	(8)

	10,070	10,726

Earnings Per Share Attributable to Common Equity Holders of PLDT (Note 8)
Basic	46.59	56.87
Diluted	46.59	56.78

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Three Months Ended March 31, 2012 and 2011
(in million pesos)

	2012	2011
	(Unaudited)
NET INCOME (Note 4)	10,070	10,726
OTHER COMPREHENSIVE INCOME (LOSS) (Note 6)
Net fair value gains on cash flow hedges (Note 27)	32	–
Gains from changes in fair value of available-for-sale financial assets recognized during the period (Note 10)	1	2
Depreciation of revaluation increment on investment properties transferred to property, plant and equipment during the period – net of tax (Note 9)	(1)	–
Foreign currency translation differences of subsidiaries	(552)	(45)
Total Other Comprehensive Loss	(520)	(43)

TOTAL COMPREHENSIVE INCOME	9,550	10,683

ATTRIBUTABLE TO:
Equity holders of PLDT	9,559	10,693
Noncontrolling interests	(9)	(10)

	9,550	10,683

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Three Months Ended March 31, 2012 and 2011
(in million pesos)

							Total Equity
							Attributable to
		Common		Capital in Excess of		Other Comprehensive	Equity Holders	Noncontrolling	Total
(Unaudited)	Preferred Stock	Stock	Treasury Stock	Par Value	Retained Earnings	Income	of PLDT	Interests	Equity
Balances as at January 1, 2011	4,419	947	(6,505)	62,890	36,594	(1,276)	97,069	316	97,385
Total comprehensive income:	–	–	–	–	10,734	(41)	10,693	(10)	10,683
Net income (Notes 4 and 8)	–	–	–	–	10,734	–	10,734	(8)	10,726
Other comprehensive loss (Note 6)	–	–	–	–	–	(41)	(41)	(2)	(43)
Cash dividends (Note 19)	–	–	–	–	(26,925)	–	(26,925)	–	(26,925)
Balances as at March 31, 2011	4,419	947	(6,505)	62,890	20,403	(1,317)	80,837	306	81,143

Balances as at January 1, 2012	4,419	1,085	(6,505)	127,246	26,232	(644)	151,833	386	152,219
Total comprehensive income:	–	–	–	–	10,079	(520)	9,559	(9)	9,550
Net income (Notes 4 and 8)	–	–	–	–	10,079	–	10,079	(9)	10,070
Other comprehensive loss (Note 6)	–	–	–	–	–	(520)	(520)	–	(520)
Cash dividends (Note 19)	–	–	–	–	(23,994)	–	(23,994)	–	(23,994)
Issuance of capital stock – net of conversion (Note 19)	(30)	9	–	4,426	–	–	4,405	–	4,405
Redemption of preferred shares (Note 19)	(4,029)	–	–	–	–	–	(4,029)	–	(4,029)
Others (Notes 2 and 13)	–	–	–	(999)	–	–	(999)	(122)	(1,121)

Balances as at March 31, 2012	360	1,094	(6,505)	130,673	12,317	(1,164)	136,775	255	137,030

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2012 and 2011
(in million pesos)

	2012	2011
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax (Note 4)	13,866	14,358
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 9)	7,470	6,603
Interest on loans and other related items – net (Notes 4, 5, 9, 20 and 27)	1,356	1,202
Asset impairment (Notes 3, 4, 5, 9, 10, 16, 17 and 27)	621	181
Incentive plans (Notes 3, 5 and 25)	389	342
Accretion on financial liabilities – net (Notes 5, 20 and 27)	288	291
Losses (gains) on derivative financial instruments – net (Notes 4 and 27)	95	(422)
Amortization of intangible assets (Notes 3 and 14)	64	75
Pension benefit costs (income) (Notes 3, 5 and 25)	29	(10)
Losses (gains) on disposal of property, plant and equipment (Note 9)	(14)	12
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	(274)	(192)
Interest income (Notes 4, 5 and 15)	(357)	(321)
Foreign exchange gains – net (Notes 4, 9 and 27)	(1,236)	(320)
Others	(463)	(3)

Operating income before changes in assets and liabilities	21,834	21,796
Decrease (increase) in:
Trade and other receivables	(448)	1,595
Inventories and supplies	898	(214)
Prepayments	(818)	(328)
Advances and other noncurrent assets	(32)	78
Increase (decrease) in:
Accounts payable	(4,177)	(2,383)
Accrued expenses and other current liabilities	2,014	792
Pension and other employee benefits	(171)	(68)
Customers’ deposits	(9)	13
Other noncurrent liabilities	(69)	30

Net cash generated from operations	19,022	21,311
Income taxes paid	(430)	(481)

Net cash provided by operating activities	18,592	20,830

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	358	288
Dividends received (Note 10)	224	182
Proceeds from:
Disposal of property, plant and equipment (Note 9)	45	22
Disposal of investments held-for-sale	5	–
Maturity of short-term investments	–	57
Payments for:
Purchase of short-term investments	(56)	(83)
Purchase of shares of noncontrolling shareholders (Note 13)	(727)	–
Purchase of investments in joint ventures (Note 10)	(2,700)	–
Purchase of intangible assets	–	(9)
Contingent consideration arising from business combinations	–	(33)
Interest paid – capitalized to property, plant and equipment (Notes 4, 5, 9, 20 and 27)	(235)	(156)
Additions to property, plant and equipment (Notes 4 and 9)	(2,516)	(2,956)
Decrease in advances and other noncurrent assets	(8)	(11)
Net cash used in investing activities	(5,610)	(2,699)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Three Months Ended March 31, 2012 and 2011
(in million pesos)

	2012	2011
	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Availments of long-term debt (Note 20)	10,071	9,750
Availments of long-term financing for capital expenditures	679	743
Proceeds from notes payable (Note 20)	65	–
Payments of obligations under finance leases	(3)	(27)
Payments of cash dividends (Note 19)	(33)	(53)
Payments of debt issuance costs (Note 20)	(35)	–
Settlements of derivative financial instruments (Note 27)	(141)	(165)
Payments of redemption of preferred shares (Note 19)	(141)	–
Payments of notes payable (Note 20)	(1,079)	–
Payments of interest – net of capitalized portion (Notes 5, 20 and 27)	(1,404)	(1,230)
Settlements of long-term financing for capital expenditures	(3,224)	(2,344)
Trust fund for redemption of shares (Note 19)	(5,708)	–
Payments of long-term debt (Note 20)	(11,149)	(5,451)
Proceeds from issuance of capital stock	–	1
Net cash provided by (used in) financing activities	(12,102)	1,224

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(145)	(64)

NET INCREASE IN CASH AND CASH EQUIVALENTS	735	19,291
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	46,057	36,678

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	46,792	55,969

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership.  Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028.  In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen.  In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines.  In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT.  On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., or NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time.  Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart.  On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common             shares.  Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, including shares acquired from Digital Telecommunications Phils., Inc., or Digitel, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at March 31, 2012.  NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company.  On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT.  This investment in PTIC represents an attributable interest of approximately 6% of the then outstanding common             shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date.  Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes.  First Pacific Group and its Philippine affiliates had beneficial ownership, including shares acquired from Digitel, of approximately 26% in PLDT’s outstanding common stock as at March 31, 2012. On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digitel from JG Summit Holdings, Inc., or JGSHI, and certain other seller-parties.  As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares.  In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively.  As at March 31, 2012, the JG Summit Group owned approximately 8% of PLDT’s outstanding common shares. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On
October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. There are approximately 54 million ADSs outstanding as at March 31, 2012.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the leading telecommunications service provider in the Philippines. Through our three principal business segments, wireless, fixed line and business process outsourcing, or BPO, we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks. Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared under the historical cost basis, except for derivative financial instruments, available-for-sale financial assets and investment properties that have been measured at fair value.

Our consolidated financial statements include adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods. The results of operations for the three months ended March 31, 2012 are not necessarily indicative of the results of operations that may be expected for the full year.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency, and all values are rounded to the nearest million, except when otherwise indicated.

Basis of Consolidation

Our unaudited consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at March 31, 2012:

	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	–
Smart Broadband, Inc., or SBI, and Subsidiaries, or SBI Group	Philippines	Internet broadband distribution services	–	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	–	100.0
I-Contacts Corporation, or I-Contacts	Philippines	Call center services	–	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	–	100.0
Wireless Card, Inc., or WCI	Philippines	Promotion of the sale and/or patronage of	–	100.0
		debit and/or charge cards
Smarthub, Inc., or SHI	Philippines	Software development and sale of	–	100.0
		maintenance and support services
Smart Money Holdings Corporation, or SMHC:	Cayman Islands	Investment company	–	100.0
Smart Money, Inc., or SMI	Cayman Islands	Mobile commerce solutions marketing	–	100.0
Far East Capital Limited, or FECL, and Subsidiary,	Cayman Islands	Cost effective offshore financing and risk	–	100.0
or FECL Group		management activities for Smart
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	–	100.0
Francom Holdings, Inc., or FHI:	Philippines	Investment company	–	100.0
Connectivity Unlimited Resource Enterprise,	Philippines	Cellular mobile services	–	100.0
or CURE
Chikka Holdings Limited, or Chikka, and Subsidiaries, or	British Virgin	Mobile applications development and	–	100.0
Chikka Group	Islands	services; Content provider
Smarthub Pte. Ltd.	Singapore	Investment company	–	100.0
(formerly SmartConnect Holdings Pte. Ltd.), or SHPL:
SmartConnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and	–	100.0
		Global System for Mobile Communication, or
		GSM, enabled global telecommunications
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	–	85.0
Telesat, Inc., or Telesat(a)	Philippines	Satellite communications services	100.0	–
ACeS Philippines Cellular Satellite Corporation, or	Philippines	Satellite information and messaging services	88.5	11.5
ACeS Philippines
Mabuhay Satellite Corporation, or Mabuhay Satellite(a)	Philippines	Satellite communications services	67.0	–
Digitel Mobile Philippines, Inc., or DMPI, a wholly-owned subsidiary of Digitel	Philippines	Cellular mobile services	–	99.5

Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–
PLDT Global Corporation, or PLDT Global, and Subsidiaries, or	British Virgin
PLDT Global Group	Islands	Telecommunications services	100.0	–
Smart-NTT Multimedia, Inc., or SNMI(a)	Philippines	Data and network services	100.0	–
PLDT-Philcom, Inc., or Philcom, and Subsidiaries,	Philippines	Telecommunications services	100.0	–
or Philcom Group
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.8	–
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and	75.0	–
		related VAS
Digitel:	Philippines	Telecommunications services	99.5	–
	British Virgin
Digitel Capital Philippines Ltd., or DCPL	Islands	Telecommunications services	–	99.5
Digitel Information Technology Services, Inc. or DITSI	Philippines	Internet services	–	99.5
ePLDT, Inc., or ePLDT(b)(c):	Philippines	Information and communications	100.0	–
		infrastructure for Internet-based services,
		e-commerce, customer relationship
		management and information technology, or
		IT, related services
ABM Global Solutions, Inc.	Philippines	Internet-based purchasing, IT consulting	–	93.5
(formerly BayanTrade, Inc.), or AGS, and Subsidiaries, or AGS		and professional services
Group
		Bills printing and other related
ePDS, Inc., or ePDS	Philippines	value-added services, or VAS	–	67.0
netGames, Inc., or netGames	Philippines	Customer relationship management	–	57.5
Pilipinas Global Network Limited, or PGNL	British Virgin	International distributor of Filipino	60.0	–
	Islands	channels and content
BPO
SPi Global Holdings, Inc., or SPi Global(c):	Philippines	Investment company	100.0	–
SPi Technologies, Inc., or SPi, and Subsidiaries,	Philippines	Knowledge processing solutions	–	100.0
or SPi Group(b)
SPi CRM, Inc., or SPi CRM, (formerly ePLDT Ventus, Inc.)(b)	Philippines	Customer relationship management	–	100.0
Infocom Technologies, Inc., or Infocom(b)	Philippines	Customer relationship management	–	99.6
Others
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment holding company	–	99.5

(a)	Ceased commercial operations.

(b)	On December 6, 2011, SPi, SPi CRM and Infocom were transferred by ePLDT to SPi Global to support PLDT’s objective to grow the BPO segment.

(c)	On July 25, 2011, SPi Global was sold by ePLDT to PLDT and reclassified as a holding company for BPO segment. ePLDT and its remaining subsidiaries were folded to the fixed line business of PLDT. See discussion in Note 4 – Operating Segment Information.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the PLDT Group obtains control, and continue to be consolidated until the date that such control ceases.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Noncontrolling interest shares in losses even if the losses exceed the non-controlling equity interest in the subsidiary.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

If the PLDT Group loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any noncontrolling interest; (c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

PCEV’s Common Stock

PCEV’s Board of Directors approved three share buyback programs during its meetings on November 3, 2008, March 2, 2009 and August 3, 2009. For all three programs, the buyback was done through the trading facilities of the PSE through open market purchases, block trades or other modes, subject to compliance with applicable laws, rules and regulations. The number of shares approved for repurchase under the buyback programs were 58 million,
25 million and 61.5 million for the programs approved on November 3, 2008, March 2, 2009 and August 3, 2009, respectively. The program approved on November 3, 2008 was completed in January 2009 at a total cost of Php403 million, while the program approved on March 2, 2009 was completed in March 2009 at a total cost of Php188 million. PCEV repurchased 2.8 million shares at a total cost of Php23 million in 2009 and 0.8 million shares at a total cost of Php6 million in 2010 under the program approved on August 3, 2009. As at March 31, 2012 and December 31, 2011, cumulative shares repurchased under the share buyback programs totaled 86.6 million at an aggregate cost of Php620 million.

The share buyback was accounted for as acquisition of noncontrolling interest and therefore an equity transaction wherein the difference between the consideration paid and proportionate carrying value is recognized as an adjustment to capital in excess of par.

The program approved on August 3, 2009 was terminated by PCEV’s Board of Directors on March 5, 2012 in anticipation of the tender offer by Smart to PCEV’s remaining minority shareholders.

On November 2, 2011, the Board of Directors of PCEV authorized PCEV’s management to take such steps as necessary for the voluntary delisting of PCEV from the PSE in accordance with the PSE Rules on Voluntary Delisting. On December 2, 2011, PCEV’s Board of Directors also created a special committee to review and evaluate any tender offer to purchase the shares owned by the remaining minority shareholders representing 0.49% of the outstanding common stock of PCEV. Smart filed a Tender Offer Report with the Philippine SEC on March 15, 2012. The Tender Offer commenced on March 19, 2012 and ended on April 18, 2012, with approximately 25.1 million shares or 43.4% of PCEV’s noncontrolling shares tendered, thereby increasing Smart’s ownership to approximately 99.7% of the outstanding common stock of PCEV. The aggregate cost of the tender offer paid by Smart to noncontrolling shareholders on April 30, 2012 amounted to Php115 million. PCEV, on the other hand, filed with the PSE its petition for voluntary delisting on March 19, 2012. On April 25, 2012, the PSE approved PCEV’s petition for voluntary delisting, which will take effect on May 18, 2012.

Divestment of CURE

On October 26, 2011, Smart was directed by PLDT to divest CURE, its wholly-owned subsidiary, as one of the conditions to the NTC’s approval of the acquisition of Digitel by PLDT. CURE was granted the right to use the 10 MHz of 3G frequency bandwidth in the 1955-1965 to 1955-2155 MHz spectrum, or the Affected Frequency, and provides wireless telecommunications services under the Red Mobile brand.

The NTC also approved in October 2011 the divestment plan presented by PLDT, which covers the following commitments:

•	CURE will sell its Red Mobile business to Smart consisting primarily of its subscriber base, brand and fixed assets. There will be a nine-month transition period to effect this first requirement; and

•	Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, the Affected Frequency and related permits. The divestment sale will be conducted within six months after the end of the nine-month transition period and will be made under the supervision and control of the NTC.

The divestment of CURE related franchise and licenses qualifies as noncurrent assets held-for-sale but was no longer presented separately in our consolidated statement of financial position as the carrying amounts are not material.

In a letter dated April 23, 2012, Smart updated the NTC on the status of the migration of CURE’s Red Mobile subscribers to Smart’s network. Smart informed the NTC that it is in the process of conducting a survey of these subscribers to enable Smart to offer migration plans that are affordable and yet will address the various needs of said subscribers. In addition, Smart is also in the process of identifying the assets of CURE that need to be transferred to Smart, pursuant to the conditions mandated by the NTC.

Reorganization of SPi Global

On July 25, 2011, ePLDT sold its 100% equity interest in SPi Global to PLDT to serve as the new holding company for BPO business segment of the PLDT Group. Subsequently, on December 6, 2011, ePLDT also sold its 100% equity interest in SPi, SPi CRM and Infocom to SPi Global. The transaction was made at carrying values and has no impact in our consolidated financial statements. See discussion in Note 4 – Operating Segment Information.

Statement of Compliance

Our consolidated financial statements have been prepared in conformity with Philippine Financial Reporting Standards, or PFRS.

Change in the Presentation of our Outbound Revenues

In December 2011, we changed the presentation of our outbound revenues to gross amounts before charges billed to us, where applicable, by other carriers. In doing so, interconnection costs are then presented as a separate line item in the expense section of our consolidated income statements. Prior to December 2011, we presented outbound revenues net of the share of other carriers. We made this change to present outbound revenues on a gross basis to more correctly present and align our consolidated income statement presentation with the predominant global practice in the telecommunications industry.

We accounted for the change retroactively and accordingly restated our comparative consolidated income statements. The change is for presentation only, and has no impact on our consolidated net income, earnings per share, cash flows and statements of financial position. The table below shows the affected line items in our financial information for the three months ended March 31, 2011.

	As restated	As previously presented	Change
	(in million pesos)
Revenues (Note 4)	38,280	35,144	3,136
Expenses	24,004	20,868	3,136
EBITDA margin(1) (Note 4)	56%	61%	(5%)

(1)	See discussion in Note 4 – Operating Segment Information.

Changes in Accounting Policies and Disclosures

Our accounting policies are consistent with those of the previous financial year except for the adoption of the following amendments to existing PFRSs effective beginning January 1, 2012:

•	Amendment to PFRS 7, Financial Instruments: Disclosures – Enhanced Derecognition Disclosure Requirements; and

•	Amendment to PAS 12, Income Taxes – Recovery of Underlying Assets.

The changes introduced by such amendments are as follows:

Amendment to PFRS 7, Transfer of Financial Assets. The amendment requires additional disclosure about financial assets that have been transferred but not recognized to enable the user of our financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognized assets. The adoption of this amendment did not have any impact on our financial position or performance.

Amendment to PAS 12, Income Taxes – Deferred Income Tax: Recovery of Underlying Assets. The amendment clarified the determination of deferred income tax on investment property measured at fair value. The amendment introduced a rebuttable presumption that deferred income tax on investment property measured using the fair value model in PAS 40, Investment Property, should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, it introduces the requirement that deferred income tax on non-depreciable assets that are measured using the revaluation model in PAS 16, Property, Plant and Equipment, always be measured on a sale basis of the asset. The adoption of this amendment did not have any impact on our financial position or performance.

Significant Accounting Policies

The following are the significant accounting policies applied by us in preparing our consolidated financial statements:

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree. For each business combination, the acquirer has the option to measure the components of the noncontrolling interest in the acquiree that are present ownership interest and entitle their holders to a proportionate share of the net assets in the event of liquidation either at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of noncontrolling interest are measured at acquisition date fair values unless other measurement basis is required. Acquisition-related costs are expensed as incurred.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquirer’s previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized in accordance with PAS 39, Financial Instruments: Recognition and Measurement, either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured. Subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of PAS 39, it is measured in accordance with the appropriate PFRS.

Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interest and the acquisition-date fair value of previously held equity interest in the acquiree over the fair values of net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our consolidated financial statements provisional amounts for the items for which the accounting is incomplete. At measurement period which is no longer than one year from the acquisition date, the provisional amounts recognized at acquisition date are retrospectively adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or CGUs, that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill acquired in a business combination has yet to be allocated to identifiable CGU’s because the initial accounting is incomplete, such provisional goodwill is not tested for impairment unless indicators of impairment exist and we can reliably allocate the carrying amount of goodwill to a CGU or group of CGUs that are expected to benefit from the synergies of the business combination.

Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the CGU retained.

Investments in Associates

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. An associate is an entity in which we have significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, an investment in an associate is carried in our consolidated statement of financial position at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment. Our consolidated income statement reflects our share in the financial performance of our associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of comprehensive income and changes in equity. Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interest in those associates.

Our share in the profits or losses of our associates is shown on the face of our consolidated income statement. This is the profit or losses attributable to equity holders of the associate and therefore is profit or losses after tax and net of noncontrolling interest in the subsidiaries of the associates.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances. When necessary, adjustments are made to bring such accounting policies in line with those of PLDT Group.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates. We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of our investment in the associate and its carrying value and recognize the amount in our consolidated income statement.

Upon loss of significant influence over the associate, we measure and recognize any retained investment at its fair value. Any difference between the carrying amounts of our investment in the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss.

Investments in Joint Ventures

Investments in a joint venture that is a jointly controlled entity is accounted for using the equity method of accounting. The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements. Where necessary, adjustments are made to bring the accounting policies of the joint venture in line with those of PLDT Group.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between PLDT and our jointly controlled entity. The joint venture is carried at equity method until the date on which we cease to have joint control over the jointly controlled entity.

Upon loss of joint control and provided that the former jointly controlled entity does not become a subsidiary or associate, we measure and recognize our remaining investment at fair value. Any difference between the carrying amount of the former jointly controlled entity upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as investment in an associate.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine peso, which is also the Parent Company’s functional currency. The Philippine peso is the currency of the primary economic environment in which we operate. This is also the currency that mainly influences the revenue from and cost of rendering products and services. Each entity in the PLDT Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under PLDT Group (except for SHPL, SGP, 3rd Brand, SMHC, SMI, TSI, FECL Group, PLDT Global and Subsidiaries, PGNL, DCPL, SPi Global and certain of its subsidiaries, and certain subsidiaries of Chikka and AGS) is the Philippine peso.

Transactions in foreign currencies are initially recorded by entities under PLDT Group at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency closing rate of exchange prevailing at the end of the reporting period. All differences arising on settlement or translation of monetary items are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currency of SMHC, SMI, TSI, FECL Group, PLDT Global and certain of its subsidiaries, PGNL, DCPL, SPi Global and certain of its subsidiaries, and certain subsidiaries of Chikka is the U.S. dollar; and the functional currency of SHPL, SGP, 3rd Brand, and certain subsidiaries of AGS is the Singapore dollar. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries are recognized in our consolidated income statement.

When there is a change in an entity’s functional currency, the entity applies the translation procedures applicable to the new functional currency prospectively from the date of the change. The entity translates all assets and liabilities into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as the new historical cost. Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

Foreign exchange gains or losses of PLDT and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the year such exchange gains or losses are realized.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Noncurrent assets held-for-sale and discontinued operations

Noncurrent assets and disposal groups classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell. Noncurrent assets and disposal groups are classified as held-for-sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the consolidated income statement, income and expenses from discontinued operations are reported separately from income and expenses from continuing operations, down to the level of profit after taxes, even when we retain a noncontrolling interest in the subsidiary after the sale. The resulting profit or loss (after taxes) is reported separately in the consolidated income statement.

Property, plant and equipment and intangible assets once classified as held-for-sale are not depreciated or amortized.

Financial Instruments – Initial recognition and subsequent measurement

Financial Assets

Initial recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, or FVPL, loans and receivables, held-to-maturity, or HTM, investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each financial year-end.

Financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets recorded at FVPL.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way purchases or sales) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as described below:

Financial assets at FVPL

Financial assets at FVPL include financial assets held-for-trading and financial assets designated upon initial recognition at FVPL. Financial assets are classified as at FVPL if they are acquired for the purpose of selling in the near term. Derivative assets, including separated embedded derivatives are also classified as at FVPL unless they are designated as effective hedging instruments. Financial assets at FVPL are carried in our consolidated statement of financial position at fair value with net changes in gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income” for non-derivative financial assets. Interest earned and dividends received from financial assets at FVPL are recognized in our consolidated income statement under “Interest income” and “Other income”, respectively.

Financial assets may be designated at initial recognition as at FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on them on a different bases; (ii) the assets are part of a group of financial assets which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial assets contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Derivatives embedded in host contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in our consolidated income statement. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met: (a) the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid or combined instrument is not recognized at fair value through profit or loss.

Our financial assets at FVPL include short-term investments and long-term currency swap as at March 31, 2012 and December 31, 2011.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments and are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate, or EIR, method. This method uses an EIR that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our loans and receivables include cash and cash equivalents, trade and other receivables, portions of short-term investments, advances and other noncurrent assets as at March 31, 2012 and December 31, 2011.

HTM investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when we have the positive intention and ability to hold it to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method. Gains or losses are recognized in our consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our HTM investments include investment in debt securities as at March 31, 2012 and December 31, 2011.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. They are purchased and held indefinitely and may be sold in response to liquidity requirements or changes in market conditions. After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gains or losses recognized in other comprehensive income account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income reserve account is recognized in our consolidated income statement; or determined to be impaired, at which time the cumulative loss recorded in other comprehensive income reserve account is recognized in our consolidated income statement. Interest earned on holding available-for-sale debt securities are included under “Interest income” using the EIR method in our consolidated income statement. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under “Other income” when the right of the payment has been established. These financial assets are included under noncurrent assets unless we intend to dispose of the investment within 12 months of the end of the reporting period.

Our available-for-sale financial assets include quoted and unquoted equity securities as at March 31, 2012 and December 31, 2011.

Financial Liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at FVPL, other financial liabilities, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value plus, in the case of loans and borrowings directly attributable transaction costs.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition at FVPL. Financial liabilities are classified as at held-for-trading if they are acquired for the purpose of selling in the near term. Derivative liabilities, including separated embedded derivatives are also classified as at FVPL unless they are designated as effective hedging instruments. Financial liabilities at FVPL are carried in our consolidated statement of financial position at fair value with gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income” for non-derivative financial liabilities.

Financial liabilities may be designated at initial recognition as FVPL if any of the following criteria are met:
(i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the liabilities or recognizing gains or losses on them on a different bases; (ii) the liabilities are part of a group of financial liabilities which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial liabilities contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Our financial liabilities at FVPL include derivative financial liabilities as at March 31, 2012 and December 31, 2011.

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the EIR method.

Gains and losses are recognized in our consolidated income statement when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are integral part of the EIR. The EIR amortization is included under “Financing costs – net” in our consolidated income statement.

Our other financial liabilities include accounts payable, accrued expenses and other current liabilities, interest-bearing financial liabilities, customers’ deposits, dividends payable, and accrual for long-term capital expenditures included under “Deferred credits and other noncurrent liabilities” account as at March 31, 2012 and December 31, 2011.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in our consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market prices or dealer price quotations at the close of business at the end of the reporting period without any deduction for transaction costs. For financial instruments where there is no active market, fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 27 – Financial Assets and Liabilities.

Amortized cost of financial instruments

Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are integral part of EIR.

“Day 1” difference

Where the transaction price in a non-active market is different from the fair value of other observable current market transactions in the same instrument or based on a valuation technique which variables include only data from observable market, we recognize the difference between the transaction price and fair value (a “Day 1” difference) in our consolidated income statement unless it qualifies for recognition as some other type of asset or liability. In cases where data used are not observable, the difference between the transaction price and model value is only recognized in our consolidated income statement when the inputs become observable or when the instrument is derecognized. For each transaction, we determine the appropriate method of recognizing the “Day 1” difference amount.

Impairment of Financial Assets

We assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the debtor will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, we first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, we include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized under “Asset impairment” in our consolidated income statement. Interest income continues to be accrued on the reduced carrying amount based on the original EIR of the asset. The financial asset together with the associated allowance are written-off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in our consolidated income statement, to the extent that the carrying value of the asset does not exceed its original amortized cost at the reversal date. If a future write-off is later recovered, the recovery is recognized in profit or loss.

Available-for-sale financial assets

In the case of equity investments classified as available-for-sale financial assets, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The determination of what is “significant” or “prolonged” requires judgment. We treat “significant” generally as 20.0% or more of the original cost of investment, and “prolonged” as greater than 12 months. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income reserve account and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income reserve account is reclassified from other comprehensive income reserve account to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is reclassified from other comprehensive income account to profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument are not reversed in profit or loss. Subsequent increases in the fair value after impairment are recognized directly in other comprehensive income.

In the case of debt instruments classified as available-for-sale financial assets, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” in our consolidated income statement. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in our consolidated income statement, the impairment loss is reversed in profit or loss.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) we have transferred its rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either: (a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred the rights to receive cash flows from an asset or have entered into a “pass-through” arrangement, and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability. The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in the profit or loss.

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps to hedge our risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Gains (losses) on derivative financial instruments – net” in our consolidated income statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options and interest rate swap contracts is determined using applicable valuation techniques. See Note 27 – Financial Assets and Liabilities.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign-currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability or a highly probable forecast transaction or the foreign-currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect our consolidated income statement.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in our consolidated income statement. The change in the fair value of the hedged item attributable to the risk being hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statement.

The fair value for financial instruments traded in active markets at the end of the reporting period is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, option pricing models, and other relevant valuation models.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as financial asset or liability with a corresponding gain or loss recognized in our consolidated income statement. The changes in the fair value of the hedging instrument are also recognized in our consolidated income statement.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in our consolidated statement of comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement.

Amounts taken to comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses relating to the ineffective portion are recognized in our consolidated income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized in other comprehensive income is transferred to our consolidated income statement.

Current versus noncurrent classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or noncurrent or separated into a current and noncurrent portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where the group will hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as noncurrent (or separated into current and noncurrent portions) consistent with the classification of the underlying item.

Embedded derivatives that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

Derivative instruments that are designated as effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a noncurrent portion only if a reliable allocation can be made.

Property, Plant and Equipment

Property, plant and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the property, plant and equipment to its working condition and location for its intended use. Such cost includes the cost of replacing component parts of the property, plant and equipment when the cost is incurred, if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the respective assets if the recognition criteria for a provision are met. Land is stated at cost less any impairment in value.

Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, are normally recognized as expense in the period such costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of the property, plant and equipment.

Depreciation and amortization commence once the property, plant and equipment are available for use and are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property, plant and equipment are disclosed in Note 9 – Property, Plant and Equipment.

The asset’s residual value, estimated useful life, and depreciation and amortization method are reviewed at least at each financial year-end to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment and adjusted prospectively, if appropriate.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognized.

Property under construction is stated at cost less any impairment in value. This includes cost of construction, plant and equipment, capitalizable borrowing costs, and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Construction-in-progress is transferred to the related property, plant and equipment when the construction or installation and related activities necessary to prepare the property and equipment for their intended use have been completed, and the property and equipment are ready for commercial service.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily take a substantial period of time to get ready for its intended use or sale. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization on that asset shall be determined as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization shall be determined by applying a capitalizable rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to our borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during a period shall not exceed the amount of borrowing costs incurred during that period.

Capitalization of borrowing costs commences when the activities necessary to prepare the asset for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the asset is available for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects, to the extent that they are regarded as an adjustment to interest costs.

All other borrowing costs are expensed as incurred.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property, plant and equipment. The amount of asset retirement obligations are accreted and such accretion is recognized as interest expense.

Investment Properties

Investment properties are initially measured at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met and excludes the cost of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair values, which have been determined annually based on the latest appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the period in which they arise. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time that fair value can be determined or construction is completed.

Investment properties are derecognized when they have been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in our consolidated income statement in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If an owner occupied property becomes an investment property, we account for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use. The difference between the carrying amount of the owner occupied property and its fair value at the date of change is accounted for as revaluation increment recognized in other comprehensive income.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as having either a finite or indefinite useful life.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method of accounting and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the CGU level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in our consolidated income statement when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditures are charged against operations in the year in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Cost incurred in bringing each items of inventories and supplies to its present location are accounted using the weighted average method. Net realizable value is determined by either estimating the selling price in the ordinary course of the business, less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell or its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, an appropriate valuation model is used. Impairment losses are recognized in our consolidated income statement.

For assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in our consolidated income statement. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property, plant and equipment

For property, plant and equipment, we also assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage.

Goodwill

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU, or group of CGU, to which the goodwill relates. When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

If there is incomplete allocation of goodwill acquired in a business combination to CGUs, or group of CGUs, an impairment testing of goodwill is only carried out when impairment indicators exist. Where impairment indicators exist, impairment testing of goodwill is performed at a level at which the acquirer can reliably test for impairment.

Intangible assets

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually either individually or at the CGU level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset and its carrying amount and recognize the amount of impairment in our consolidated income statement. Impairment losses relating to intangible assets can be reversed in future periods.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired. If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount. The amount of impairment loss is recognized in our consolidated income statement.

Investment in Debt Securities

Investment in debt securities are government securities which are carried at amortized cost using the EIR method. Interest earned from these securities is recognized as “Interest income” in our consolidated income statement.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition, and for which there is an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from the date of acquisition.

Trade and Other Receivables

Trade and other receivables, categorized as loans and receivables, are recognized initially at fair value and subsequently measured at amortized cost using the EIR method, less provision for impairment.

A provision for impairment of trade and other receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original EIR. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in our consolidated income statement.

When a trade and other receivable is uncollectible, it is written-off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written-off are recognized as income in our consolidated income statement.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding value-added tax, or VAT, or overseas communication tax, where applicable. When deciding the most appropriate basis for presenting revenue or cost of revenue, we assess our revenue arrangements against specific criteria to determine if we are acting as principal or agent. We consider both the legal form and the substance of our agreement, to determine each parties’ respective roles in the agreement. When our role in a transaction is that of principal, revenue is recognized on a gross basis, otherwise, revenue is recognized on a net basis.

Service Revenues

Our revenues are principally derived from providing the following telecommunications services: cellular voice and data services in the wireless business; local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business; and knowledge processing solutions and customer relationship management services in the business process outsourcing business. When determining the amount of revenue to be recognized in any period, the overriding principle followed is to match the revenue with the provision of service. Services may be sold separately or bundled with goods or other services. The specific recognition criteria are as follows:

Subscribers

We provide telephone and data communication services under prepaid and postpaid payment arrangements as follows:

Postpaid service arrangements include fixed monthly charges generated from postpaid cellular voice and data services through the postpaid plans of Smart, Red Mobile and Sun Cellular, from local exchange services primarily through landline and related services, and from data and other network services primarily through broadband and leased line services, which we recognized on a straight-line basis over the customer’s subscription period. Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. Services availed by subscribers in addition to these fixed fee arrangements are charged separately and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid services include over-the-air reloading channels and prepaid cards provided by Smart Prepaid, Talk ‘N Text, Red Mobile and Sun Cellular. Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as unearned revenue and realized upon actual usage of the airtime value (i.e., the pre-loaded airtime value of subscriber identification module, or SIM, cards and subsequent top-ups) for voice, short messaging services, or SMS, multimedia messaging services, or MMS, content downloading, infotext services and prepaid unlimited and bucket-priced SMS and call subscriptions, net of free SMS allocation, bonus credits or upon expiration of the usage period, whichever comes earlier. Interconnection fees and charges arising from the actual usage of prepaid cards are recorded as incurred.

Revenue from international and national long distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.). Revenue from both wireless and fixed line long distance calls is recognized as the service is provided.

Nonrecurring upfront fees such as activation fees charged to subscribers for connection to our network are deferred and are recognized as revenue throughout the estimated average customer relationship. The related incremental costs are similarly deferred and recogniaed over the same period in our consolidated income statement.

Connecting Carriers

Interconnection revenue for call termination, call transit, and network usages are recognized in the period the traffic occurs. Revenue related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statement, inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers and content providers.

VAS

Revenues from VAS include SMS in excess of consumable fixed monthly service fees (for postpaid) and free SMS allocations (for prepaid), MMS, content downloading and infotext services. The amount of revenue recognized is the net of amount settled with carriers owning the network where the outgoing voice call or SMS terminates and payout to content providers.

Knowledge processing solutions and customer relationship management and other services

Revenue from outsourcing contracts under our knowledge processing solutions and customer relationship management businesses are recognized when evidence of an arrangement exists, the service has been provided, the fee is fixed or determinable, and collectability is reasonably assured. If the fee is not fixed or determinable, or collectability is not reasonably assured, revenue is not recognized until payment is received. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptable period or until a written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received. Revenue contingent on meeting specific performance conditions are recognized to the extent of costs incurred to provide the service. Outsourcing contracts may also include incentive payments dependent on achieving performance targets. Revenue relating to such incentive payments is recognized when the performance target is achieved.

Revenue from server hosting, collocation services and customer support services under our information and communications business are recognized as the service is performed.

Incentives

We operate customer loyalty programmes in our wireless business which allows customers to accumulate points when they purchase services or prepaid credits from us. The points can then be redeemed for free services and discounts, subject to a minimum number of points being obtained. Consideration received is allocated between the services and prepaid credits sold and the points issued, with the consideration allocated to the points equal to their value. The fair value of the points issued is deferred and recognized as revenue when the points are redeemed.

In revenue arrangements including more than one deliverable, the deliverables are assigned to one or more separate units of accounting and the arrangement consideration is allocated to each unit of accounting based on residual method. Under residual method, arrangement consideration is first allocated to the undelivered element and the residual amount allocated to the delivered element. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Non-service Revenues

Revenues from handset and equipment sales is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods. The related cost or net realiazable value of handsets or equipment, sold to customers are presented as “Cost of sales” account in the consolidated income statements.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR.

Dividends

Revenue is recognized when our right to receive the payment is established.

Expenses

Expenses are recognized as incurred.

Provisions

We recognize provision when we have present obligation, legal or constructive, as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in our consolidated income statement, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Retirement Benefits

Defined benefit pension plans

We have separate and distinct retirement plans for PLDT and majority of our Philippine-based operating subsidiaries, administered by the respective Fund’s Trustees, covering permanent employees. Retirement costs are separately determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments, changes in actuarial assumptions and the effect of any curtailments or settlements. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits vest immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds), net of past service cost and actuarial gains and losses not yet recognized, and less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by long-term employee benefit fund and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service cost and actuarial gains and losses not yet recognized, and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Defined contribution plans

Smart and certain of its subsidiaries record expenses for their contribution to the defined contribution plans when the employee renders service to Smart and certain of its subsidiaries, essentially coinciding with their cash contributions to the plans.

Other Long-term Employee Benefits

Our liability arising from 2010 to 2012 Long-term Incentive Plan, or 2010 to 2012 LTIP, is determined using the projected unit credit method. Employee benefit costs include current service cost, interest cost, actuarial gains and losses and past service costs. Past service costs and actuarial gains and losses are recognized immediately.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset even if that right is not explicitly specified in an arrangement. A reassessment is made after the inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the agreement; (b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether the fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and the date of renewal or extension period for scenario (b).

As a Lessor. Leases where we retain substantially all the risks and benefits of ownership of the asset are classified as operating leases. Any initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income. Rental income is recognized in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. At the inception of the finance lease, the asset subject to lease agreement is derecognized and lease receivable is recognized. Interest income is accrued over the lease term and lease amortization is accounted for as reduction of lease receivable.

As a Lessee. Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognized as expense in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. A finance lease gives rise to the recognition of a leased asset and finance lease liability. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term. Interest expense is recognized over the lease term.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period where we operate and generate taxable income.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of the reporting period.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carryforward benefits of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO. Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefits of unused tax credits and unused tax losses can be utilized, except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Deferred income tax relating to items recognized in other comprehensive income account is included in the statement of comprehensive income and not in our consolidated income statement.

Deferred income tax assets and liabilities are set off, if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in profit or loss.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements. They are disclosed in the notes to our consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but are disclosed in the notes to the consolidated financial statements when an inflow of economic benefits is probable.

Events After the End of the Reporting Period

Post quarter-end events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in the unaudited consolidated financial statements. Post quarter-end events that are not adjusting events are disclosed in the notes to the unaudited consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax. Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated income statement on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of             shares is recognized as capital in excess of par value.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprise items of income and expense, including reclassification adjustments, that are not recognized in profit or loss as required or permitted by other PFRSs.

New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to
March 31, 2012

We will adopt the following revised standards and interpretations enumerated below which are relevant to us when these become effective. Except as otherwise indicated, we do not expect the adoption of these revised standards and amendments to PFRS to have a significant impact on our consolidated financial statements.

Effective 2013

Amendments to PFRS 7, Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities. These amendments require an entity to disclose information about rights of set–off and related arrangements (such as collateral agreements). The new disclosures are required for all recognized financial instruments that are set–off in accordance with PAS 32, Financial Instruments. These disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or “similar arrangement”, irrespective of whether they are set–off in accordance with PAS 32. The amendments require entities to disclose, in a tabular format unless another format is more appropriate, the following minimum quantitative information. This is presented separately for financial assets and financial liabilities recognized at the end of the reporting period: (a) the gross amounts of those recognized financial assets and recognized financial liabilities; (b) the amounts that are set–off in accordance with the criteria in PAS 32 when determining the net amounts presented in the statement of financial position; (c) the net amounts presented in the statement of financial position; (d) the amounts subject to an enforceable master netting arrangement or similar agreement that are not otherwise included in (b) above, including: (i) amounts related to recognized financial instruments that do not meet some or all of the offsetting criteria in PAS 32; and (ii) amounts related to financial collateral (including cash collateral); and (e) the net amount after deducting the amounts in (d) from the amounts in (c) above.

The amendments to PFRS 7 are to be retrospectively applied for annual periods beginning on or after January 1, 2013. The amendment affects disclosures only and has no impact on our financial position or performance.

PFRS 10, Consolidated Financial Statements. PFRS 10 replaces the portion of PAS 27, Consolidated and Separate Financial Statements, that addresses the accounting for consolidated financial statements. It also includes the issues raised in Standards Interpretation Committee, or SIC, 12, Consolidation – Special Purpose Entities. PFRS 10 establishes a single control model that applies all entities including special purpose entities. The changes introduced by PFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in PAS 27.

PFRS 11, Joint Arrangements. PFRS 11 replaces PAS 31, Interests in Joint Ventures, and SIC 13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. PFRS 11 removes the option to account for jointly controlled entities, or JCEs, using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method.

We are currently assessing the potential impact of adoption of PFRS 10 and PFRS 11 when these become effective for annual periods beginning on or after January 1, 2013.

PFRS 12, Disclosure of Interests in Other Entities. PFRS 12 includes all of the disclosures that were previously in PAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in PAS 31 and PAS 28, Investments in Associates. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. This standard becomes effective for annual periods beginning on or after January 1, 2013.

We expect a more comprehensive disclosure about our interest in subsidiaries, joint arrangements, and associates upon adoption.

PFRS 13, Fair Value Measurement. PFRS 13 establishes a single source of guidance under PFRS for all fair value measurements. PFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under PFRS when fair value is required or permitted. We are currently assessing the impact that this standard will have on our financial position and performance. This standard becomes effective for annual periods beginning on or after January 1, 2013.

Revised PAS 19, Employee Benefits. Amendments to PAS 19 range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. We are currently assessing the impact of the amendment to PAS 19. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

Revised PAS 27, Separate Financial Statements. As a consequence of the new PFRS 10 and PFRS 12, what remains of PAS 27 is limited to accounting for subsidiaries, JCEs, and associates in separate financial statements. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

Revised PAS 28, Investments in Associates and Joint Ventures. As a consequence of the new PFRS 11 and PFRS 12, PAS 28, Investments in Associates, has been renamed PAS 28, Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

Amendments to PAS 1, Financial Statement Presentation – Presentation of Items of Other Comprehensive Income. The amendments to PAS 1 change the grouping of items presented in other comprehensive income. Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment affects presentation only and has therefore no impact on our financial position or performance. The amendment becomes effective for annual periods beginning July 1, 2012.

Effective 2014

Amendments to PAS 32, Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities. These amendments to PAS 32 clarify the meaning of “currently has a legally enforceable right to set- off” and also clarify the application of the PAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. While the amendment is expected not to have any impact on our net assets, any changes in offsetting is expected to impact leverage ratios and regulatory capital requirements. The amendments to PAS 32 are to be retrospectively applied for annual periods beginning on or after January 1, 2014. We are currently assessing impact of the amendments to PAS 32.

Effective 2015

PFRS 9, Financial Instruments: Classification and Measurement. PFRS 9 as issued reflects the first phase on the replacement of PAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in PAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. In subsequent phases, hedge accounting and impairment of financial assets will be addressed with the completion of this project is expected on the first half of 2012. The adoption of the first phase of PFRS 9 will have an effect on the classification and measurement of our financial assets, but will potentially have no impact on classification and measurement of financial liabilities. We will quantify the effect on our consolidated financial statements in conjunction with the other phases, when issued, to present a comprehensive picture.

3.	Management’s Use of Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future periods.

Judgments

In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in our consolidated financial statements.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for, SMHC, SMI, TSI, FECL Group, PLDT Global and certain of its subsidiaries, PGNL, DCPL, SPi Global and certain of its subsidiaries, and certain subsidiaries of Chikka, which use the U.S. dollar. SHPL, SGP, 3rd Brand, and certain subsidiaries of AGS use the Singapore dollar as functional currency.

As a result of the internal reorganization within PLDT wherein BPO is now classified as an independent operating segment under SPi Global, management undertook a review of the functional currency exposures of SPi Global and certain of its subsidiaries in December 2011. Based on management’s assessment, SPi Global and SPi CRM’s new currency exposures are now largely U.S. dollars. Based on the aforementioned consideration, which is set forth in PAS 21, The Effects of Changes in Foreign Exchange Rates, SPi Global and SPi CRM commenced adopting U.S. dollars as its functional currency starting on December 6, 2011. See discussions in Note 2 – Summary of Significant Accounting Policies and Note 4 – Operating Segment Information.

Leases

As a lessee, we have various lease agreements in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on PAS 17, Leases. Total lease expense arising from operating leases amounted to Php1,493 million and Php1,014 million for the three months ended March 31, 2012 and 2011, respectively. Total finance lease obligations amounted to Php13 million each as at March 31, 2012 and December 31, 2011. See Note 20 – Interest-bearing Financial Liabilities and Note 27 – Financial Assets and Liabilities.

PLDT’s Acquisition of Digitel

Our acquisition of 51.6% equity interest in Digitel and the mandatory tender offer for the Digitel shares held by the public or noncontrolling shareholders were accounted for as linked transactions and as a single business combination due to the following: (a) the price per share offered to remaining noncontrolling interest is fixed and the same price as what we offered to acquire the controlling interest of JGSHI; (b) the remaining non-controlling shareholders of  Digitel did not negotiate to receive the offer; (c) although the offer was initiated by PLDT, it stemmed from a regulatory requirement triggered by the acquisition of controlling interest in Digitel; and (d) the offer period is relatively short period of time.

As the acquisition of 51.6% equity interest and the mandatory tender offer were accounted for as linked transactions, we accounted for the business combination as if we have acquired 100% equity interest at the closing date of the transaction on October 26, 2011, or the Closing Date of the sale transaction, or the Closing Date, up to the end of tender offer period on January 16, 2012. A mandatory tender offer option liability is recognized and treated as part of consideration transferred in addition to the fair value of PLDT common shares issued to JGSHI. At the end of the tender offer period, the mandatory tender offer option liability is derecognized and corresponding settlement either in shares or in cash is recorded for those who opted for the mandatory tender offer. For the portion of mandatory tender offer option liability that expires unexercised, the mandatory tender offer option liability is derecognized and noncontrolling interest is set-up measured as of the date of acquisition. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below. We based our estimates and assumptions on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of PLDT. Such changes are reflected in the assumptions when they occur.

Asset impairment

PFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to an annual impairment test and more frequently whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the CGUs to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the recoverable amount of property, plant and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property, plant and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under PFRS.

In December 2011, we recognized an impairment loss of Php8,457 million for certain network equipment and facilities which no longer efficiently support our network modernization program and have been identified for replacement. The impairment loss recognized represents the net book value of these network equipment and facilities. See Note 9 – Property, Plant and Equipment.

The provisional goodwill from the acquisition of Laserwords Private Ltd., or Laserwords, ePDS and Digitel of Php849 million, Php26 million and Php68,340 million, respectively, were not tested for impairment since there were no indicators of impairment identified. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests.

The carrying values of our property, plant and equipment, investments in associates and joint ventures, goodwill and intangible assets, and prepayments are separately disclosed in Notes 9, 10, 14 and 18, respectively.

Estimating useful lives of property, plant and equipment

We estimate the useful lives of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed every year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded depreciation and amortization and decrease our property, plant and equipment.

The total depreciation and amortization of property, plant and equipment amounted to Php7,470 million and Php6,603 million for the three months ended March 31, 2012 and 2011, respectively. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization, amounted to Php192,968 million and Php197,731 million as at March 31, 2012 and December 31, 2011, respectively. See Note 4 – Operating Segment Information and Note 9 – Property, Plant and Equipment.

Determining the fair value of investment properties

We have adopted the fair value approach in determining the carrying value of our investment properties. We opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value. Appraisal of investment properties is performed every December 31.

There were no gains from fair value adjustments charged to profit or loss in each of the three months ended March 31, 2012 and 2011. Total carrying values of our investment properties amounted to Php1,115 million each as at March 31, 2012 and December 31, 2011. See Note 12 – Investment Properties.

Goodwill and intangible assets

Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method, which require extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance.

Intangible assets acquired from business combination with finite lives are amortized over the expected useful life using the straight-line method of accounting. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

The total amortization of intangible assets amounted to Php64 million and Php75 million for the three months ended March 31, 2012 and 2011, respectively. Total carrying values of goodwill and intangible assets amounted to Php79,480 million and Php80,656 million as at March 31, 2012 and December 31, 2011, respectively. See Note 14 – Goodwill and Intangible Assets.

Recognition of deferred income tax assets and liabilities

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized. We also review the level of projected gross margin for the use of Optional Standard Deduction, or OSD method, and assess the future tax consequences for the recognition of deferred income tax assets and deferred income tax liabilities. Based on Smart’s and Wolfpac’s projected gross margin, they expect to continue using the OSD method in the foreseeable future.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to
Php15,876 million and Php16,098 million as at March 31, 2012 and December 31, 2011, respectively. In addition, our unrecognized net deferred income tax assets for items which would not result in future tax benefits when using the OSD method amounted to Php1,094 million and Php4,240 million as at March 31, 2012 and December 31, 2011, respectively. Total consolidated provision for deferred income tax amounted to Php1,035 million and Php213 million for the three months ended March 31, 2012 and 2011, respectively. Total consolidated net deferred income tax assets amounted to Php5,105 million and Php5,975 million as at March 31, 2012 and December 31, 2011, respectively, while total consolidated net deferred income tax liabilities amounted to Php3,048 million and Php2,902 million as at March 31, 2012 and December 31, 2011, respectively. See Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for doubtful accounts

If we assessed that there is an objective evidence that an impairment loss has been incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The amount of allowance is evaluated by management on the basis of factors that affect the collectability of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including, but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristic, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors, such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Total provision for doubtful accounts for trade and other receivables recognized in our consolidated income statements amounted to Php468 million and Php159 million for the three months ended March 31, 2012 and 2011, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php16,014 million and Php16,245 million as at March 31, 2012 and December 31, 2011, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

Estimating net realizable value of inventories and supplies

We write-down the cost of inventories whenever the net realizable value of inventories becomes lower than cost due to damage, physical deterioration, obsolescence, change in price levels or other causes. The lower of cost and net realizable value of inventories is reviewed on a periodic basis. Inventory items identified to be obsolete or unusable are written-off and charged as expense in our consolidated income statement.

Total write-down of inventories and supplies amounted to Php153 million and Php22 million for the three months ended March 31, 2012 and 2011, respectively. The carrying values of inventories and supplies amounted to Php2,834 million and Php3,827 million as at March 31, 2012 and December 31, 2011, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses and Note 17 – Inventories and Supplies.

Estimation of pension benefit costs and other employee benefits

The cost of defined benefit plans and present value of the pension obligation are determined using projected unit credit method. Actuarial valuation includes making various assumptions which consists, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. See Note 25 – Employee Benefits. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These excess actuarial gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Net consolidated pension benefit costs amounted to Php29 million for the three months ended March 31, 2012 and total consolidated pension benefit income amounted to Php10 million for the three months ended March 31, 2011. Unrecognized net actuarial gains amounted to Php2,884 million and Php2,886 million as at March 31, 2012 and December 31, 2011, respectively. The prepaid benefit costs amounted to Php5,711 million and Php5,654 million as at March 31, 2012 and December 31, 2011, respectively. The accrued benefit costs amounted to Php538 million and Php496 million as at March 31, 2012 and December 31, 2011, respectively. See Note 5 – Income and Expenses, Note 18 – Prepayments and Note 25 – Employee Benefits.

The 2010 to 2012 LTIP, has been presented to and approved by the Executive Compensation Committee, or ECC, and the Board of Directors, and is based on profit targets for the covered Performance Cycle. The cost of 2010 to 2012 LTIP is determined using the projected unit credit method based on prevailing discount rates and profit targets. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for other employee benefits. All assumptions are reviewed on a monthly basis. Total outstanding liability and fair value of 2010 to 2012 LTIP cost amounted to Php1,392 million as at December 31, 2010. Based on our latest projection, the profit targets for the covered Performance Cycle is no longer achievable, thus, accrued LTIP cost as at December 31, 2010 was reversed and presented as part of other income in our consolidated income statement for the year ended December 31, 2011. See Note 5 – Income and Expenses and Note 25 – Employee Benefits.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, our LTIP has been revised and, with the endorsement of the ECC, approved by the Board of Directors on March 22, 2012. The award in the revised LTIP is contingent upon the successful achievement of certain profit targets, aligns the execution of the business strategies of the expanded Group, including Digitel, over the three year period 2012 to 2014. In addition, the revised LTIP allows for the participation of a number of senior executives and important new hires executives, ensures the continuity of management and assists in succession planning of the PLDT Group. LTIP costs and liability recognized as at and for the three months ended March 31, 2012 amounted to Php389 million.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php2,159 million and Php2,107 million as at March 31, 2012 and December 31, 2011, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimate of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and is based upon our analysis of potential results. We currently do not believe these proceedings could materially reduce our revenues and profitability. It is possible, however, that future financial performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 26 – Provisions and Contingencies.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, we cannot assure you that the use of such estimates will not result in material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our fixed line and wireless businesses are split into separately identifiable components based on their relative fair value to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method.

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and only to such amount is determined to be recoverable.

We recognize our revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for fixed line and cellular services. We estimate the expected average period of customer relationship based on our most recent churn rate analysis.

Determination of fair values of financial assets and liabilities

Where the fair value of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Total fair values of financial assets and liabilities amounted to Php80,448 million and Php234,970 million, respectively, as at March 31, 2012, while the total fair values of financial assets and liabilities amounted to Php72,002 million and Php216,443 million, respectively, as at December 31, 2011. See Note 27 – Financial Assets and Liabilities.

4.	Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group), which operating results are regularly reviewed by the chief operating decision maker to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services and based on the reorganization as discussed below. We have four reportable operating segments, as follows:

•	Wireless – wireless telecommunications services provided by Smart, CURE, and DMPI, which is the operator of the Sun Cellular business and is a wholly-owned subsidiary of Digitel (PLDT acquired a controlling interest in Digitel on October 26, 2011 and through a series of transactions holds approximately 99.5% of the outstanding common stock of Digitel as at March 22, 2012); our cellular service providers; SBI and PDSI, our wireless broadband service providers; Wolfpac and Chikka Group, our wireless content operators; and ACeS Philippines, our satellite operator;

•	Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, SBI, PDSI, BCC, PLDT Global and Digitel, all of which together account for approximately 17% of our consolidated fixed line subscribers; information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT and AGS Group; netGames; and bills printing and other VAS-related services provided by ePDS (ePLDT increased its equity interest in ePDS from 50% to 67% on August 24, 2011). ePLDT disposed of its 75% interest in Digital Paradise, a provider of internet access services on April 1, 2011 and disposed of its 57.51% interest in Level Up!, a publisher of online games on July 11, 2011;

•	BPO – knowledge processing solutions provided by the SPi Group; and customer relationship management provided by SPi CRM and Infocom (ePLDT transferred the internet business of Infocom to PLDT on July 1, 2011); and

•	Others – PCEV, an investment holding company.

See Note 2 – Summary of Accounting Policies and Note 13 – Business Combinations and Acquisition of Noncontrolling Interests for further discussion.

The primary effects of the acquisition of the Digitel Group on our operating segments is the addition of DMPI to our wireless business and the addition of Digitel to our fixed line business. We have agreed with the NTC that we will continue to operate Sun Cellular as a separate brand.

On July 7, 2010, our Board of Directors approved the reorganization of the ePLDT Group into two business groups: (i) the information and communications technology, or ICT business group, which provides data center services, internet and online gaming services and business solutions and applications, and which was subsequently incorporated into our fixed line business; and (ii) the BPO business group, which covers customer relationship management or call center operations under SPi CRM; and content solutions, medical billing and coding and medical transcription services under SPi.

With our objective to grow the BPO business segment, and for ePLDT to focus on its core business of IT infrastructure and services, our Board of Directors approved on July 5, 2011 to spin off SPi and SPi CRM from ePLDT and transfer the ownership of SPi Global to PLDT, and to place both SPi and SPi CRM under SPi Global. The reorganization was completed on December 6, 2011.

PCEV transferred its cellular business to Smart in August 2009 and acquired 223 million common             shares, or about 20% equity interest, in Manila Electric Company, or Meralco, in March 2010. PCEV acquired 50% equity interest in Beacon Electric Asset Holdings, Inc., or Beacon, effect March 31, 2010 and subsequently transferred 154.2 million and 68.8 million Meralco common shares to Beacon on May 12, 2010 and October 25, 2011, respectively. As a result, PCEV became an investment/holding company and was reclassified from Wireless to Others business segment.

As at March 31, 2012, our chief operating decision maker views our business activities in four business units: Wireless, Fixed Line, BPO and Others, compared to three business units in 2010: Wireless, Fixed Line and ICT. The remaining ICT businesses, which did not form part of our BPO, were reclassified into our fixed line segment. We have retroactively implemented the above changes in our segment reporting and restated our comparative operating segment information accordingly.

The chief operating decision maker and management monitor the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on net income (loss) for the period; earnings before interest, taxes and depreciation and amortization, or EBITDA; EBITDA margin; and core income. Net income (loss) for the period is measured consistent with net income (loss) in the consolidated financial statements.

EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses).

EBITDA margin is measured as EBITDA divided by service revenues for the period.

Core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

Transfer prices between operating segments are on an arm’s length basis similar to transactions with third parties. Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated in full upon consolidation.

Core earnings per common share, or core EPS, is measured as core income divided by the weighted average number of common shares for the period. See Note 8 – Earnings Per Common Share for the weighted average number of common shares for the period.

EBITDA, EBITDA margin, core income and core EPS are non-PFRS measures.

The amount of segment assets and liabilities are based on measurement principles that are similar to those used in measuring the assets and liabilities in the consolidated statement of financial position, which is in accordance with PFRS.

The segment revenues, net income for the period, assets, liabilities, and other segment information of our reportable operating segments for the three months ended March 31, 2012 and 2011 and as at March 31, 2012 and December 31, 2011 are as follows:

					Inter-segment
	Wireless	Fixed Line	BPO	Others	Transactions	Consolidated
	(in million pesos)
March 31, 2012 (Unaudited)
Revenues
External customers:	27,924	13,395	2,257	–	–	43,576
Service revenues (Note 3)	27,306	13,217	2,257	–	–	42,780
Non-service revenues (Notes 3 and 5)	618	178	–	–	–	796
Inter-segment transactions:	1,607	2,396	158	–	(4,161)	–
Service revenues (Note 3)	1,607	2,395	158	–	(4,160)	–
Non-service revenues (Notes 3 and 5)	–	1	–	–	(1)	–

Total revenues	29,531	15,791	2,415	–	(4,161)	43,576

Results
Depreciation and amortization (Notes 3 and 9)	4,111	3,239	120	–	–	7,470
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	356	265	–	–	–	621
Interest income (Note 5)	195	306	3	7	(154)	357
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(2)	63	–	213	–	274
Financing costs – net (Notes 5, 9, 20 and 27)	701	1,128	6	–	(154)	1,681
Provision for income tax (Notes 3 and 7)	3,224	477	90	5	–	3,796
Net income / Segment profit	7,581	1,769	292	428	–	10,070
EBITDA	14,019	5,858	503	(5)	92	20,467
EBITDA margin	48%	38%	21%	(100%)	–	48%
Core income	6,925	1,598	268	517	–	9,308
Assets and liabilities
Operating assets	145,418	287,678	13,055	7,475	(79,253)	374,373
Investments in associates and joint ventures (Notes 3, 5, 10 and 27)	–	1,302	–	19,506	–	20,808
Deferred income tax assets – net (Notes 3, 7 and 27)	194	4,671	240	–	–	5,105
Consolidated total assets	145,612	293,651	13,295	26,981	(79,253)	400,286

Operating liabilities	129,576	189,098	3,165	732	(62,363)	260,208
Deferred income tax liabilities – net (Notes 3, 7 and 27)	1,303	1,368	106	–	271	3,048

Consolidated total liabilities	130,879	190,466	3,271	732	(62,092)	263,256

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)	1,216	1,469	66	–	–	2,751
March 31, 2011 (Unaudited)
Revenues (1)
External customers:	24,055	12,324	1,901	–	–	38,280
Service revenues (Note 3)	23,785	12,021	1,901	–	–	37,707
Non-service revenues (Notes 3 and 5)	270	303	–	–	–	573
Inter-segment transactions:	1,347	2,323	109	–	(3,779)	–
Service revenues (Note 3)	1,347	2,305	109	–	(3,761)	–
Non-service revenues (Notes 3 and 5)	–	18	–	–	(18)	–
Total revenues	25,402	14,647	2,010	–	(3,779)	38,280

Results(1)
Depreciation and amortization (Notes 3 and 9)	3,374	3,128	101	–	–	6,603
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	167	13	1	–	–	181
Interest income (Note 5)	179	118	4	20	–	321
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(8)	61	–	139	–	192
Financing costs – net (Notes 5, 9, 20 and 27)	667	847	16	–	–	1,530
Provision for income tax (Notes 3 and 7)	2,772	846	9	5	–	3,632
Net income / Segment profit	8,168	2,188	157	213	–	10,726
EBITDA	14,553	6,043	305	(4)	57	20,954
EBITDA margin(1)	58%	42%	15%	(100%)	–	56%
Core income	8,136	1,734	161	525	–	10,556

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)(1)	1,232	1,752	127	1	–	3,112

December 31, 2011 (Audited)
Assets and liabilities
Operating assets	136,821	281,770	13,211	9,982	(69,978)	371,806
Investments in associates and joint ventures (Notes 3, 5, 10 and 27)	–	1,272	–	16,593	–	17,865
Deferred income tax assets – net (Notes 3, 7 and 27)	1,071	4,672	232	–	–	5,975
Consolidated total assets	137,892	287,714	13,443	26,575	(69,978)	395,646

Operating liabilities	133,344	190,569	3,277	754	(87,419)	240,525
Deferred income tax liabilities – net (Notes 3, 7 and 27)	1,158	1,363	107	–	274	2,902

Consolidated total liabilities	134,502	191,932	3,384	754	(87,145)	243,427

(1)	The March 31, 2011 results have been restated to reflect the change in the presentation of our outbound revenues and the implementation of the reorganization of our business segments. See Note 2 – Summary of Significant Accounting Policies.

The following table shows the reconciliation of our consolidated EBITDA to our consolidated net income for the three months ended March 31, 2012 and 2011:

	2012	2011
	(Unaudited)
	(in million pesos)
Consolidated EBITDA	20,467	20,954
Foreign exchange gains – net (Notes 9 and 27)	1,236	320
Interest income (Notes 5 and 15)	357	321
Equity share in net earnings of associates and joint ventures (Note 10)	274	192
Amortization of intangible assets (Notes 3 and 14)	(64)	(75)
Gains (losses) on derivative financial instruments – net (Note 27)	(95)	422
Financing costs – net (Notes 5, 9, 20 and 27)	(1,681)	(1,530)
Depreciation and amortization (Notes 3 and 9)	(7,470)	(6,603)
Other income (Note 18)	842	357

Consolidated income before income tax	13,866	14,358
Provision for income tax (Notes 3 and 7)	(3,796)	(3,632)

Consolidated net income	10,070	10,726

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the three months ended March 31, 2012 and 2011:

	2012	2011
	(Unaudited)
	(in million pesos)
Consolidated core income	9,308	10,556
Foreign exchange gains – net (Notes 9 and 27)	1,236	311
Gains (losses) on derivative financial instruments – net, excluding hedge cost (Note 27)	(7)	511
Core income adjustment on equity share in net earnings of associates and joint ventures	(89)	(312)
Others	–	(85)
Net tax effect of aforementioned adjustments	(369)	(247)
Net income attributable to equity holders of PLDT (Notes 6 and 8)	10,079	10,734
Net loss attributable to noncontrolling interests	(9)	(8)

Consolidated net income	10,070	10,726

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the three months ended March 31, 2012 and 2011:

	2012		2011
	Basic	Diluted	Basic	Diluted
	(Unaudited)
Consolidated core EPS	43.03	43.03	55.91	55.84
Adjustments:
Foreign exchange gains – net (Notes 9 and 27)	4.00	4.00	1.17	1.15
Gains (losses) on derivative financial instruments – net, excluding hedge cost (Note 27)	(0.02)	(0.02)	1.92	1.90
Core income adjustment on equity share in net earnings of associates and joint ventures (Note 10)	(0.42)	(0.42)	(1.68)	(1.66)
Others	–	–	(0.45)	(0.45)

	3.56	3.56	0.96	0.94

EPS attributable to common equity holder of PLDT (Note 8)	46.59	46.59	56.87	56.78

The following table presents our revenues from external customers by category of products and services for the three months ended March 31, 2012 and 2011:

	2012	2011
	(Unaudited)
	(in million pesos)
Wireless services
Service revenues:
Cellular	24,746	21,754
Broadband, satellite and others	2,560	2,031
	27,306	23,785
Non-service revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems	618	270

Total wireless revenues	27,924	24,055

Fixed line services
Services revenues:
Local exchange	3,979	3,630
International long distance	2,917	2,686
National long distance	1,207	1,404
Data and other network	4,932	3,966
Miscellaneous	182	335

	13,217	12,021
Non-service revenues:
Sale of computers	103	243
Point-product-sales	75	60

Total fixed line revenues	13,395	12,324

BPO services
Service revenues:
Knowledge processing solutions	1,638	1,340
Customer relationship management	619	561

Total BPO revenues	2,257	1,901

Total products and services from external customers	43,576	38,280

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

In each of the three months ended March 31, 2012 and 2011, no revenue transactions with a single external customer had accounted for 10% or more of our consolidated revenues from external customers.

5.	Income and Expenses

Non-service Revenues

Non-service revenues for the three months ended March 31, 2012 and 2011 consists of the following:

	2012	2011
	(Unaudited)
	(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	721	513
Point-product-sales	75	60

(Note 4)	796	573

Compensation and Employee Benefits

Compensation and employee benefits for the three months ended March 31, 2012 and 2011 consists of the following:

	2012	2011
	(Unaudited)
	(in million pesos)
Salaries and other employee benefits	5,602	4,841
Incentive plans (Notes 3 and 25)	389	342
Pension benefit costs (Notes 3 and 25)	85	71
Manpower rightsizing program, or MRP	14	87
	6,090	5,341

Over the past years, we have been implementing MRP in line with our continuing efforts to reduce the cost base of our businesses. The total MRP cost charged to operations amounted to Php14 million and Php87 million for the three months ended March 31, 2012 and 2011, respectively. The decision to implement the MRP was a result of challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales

Cost of sales for the three months ended March 31, 2012 and 2011 consists of the following:

	2012	2011
	(Unaudited)
	(in million pesos)
Cost of computers, cellular handsets, cellular SIM-packs sold and broadband data modems	2,529	1,131
Cost of point-product-sales	57	66
Cost of satellite air time and terminal units (Note 24)	22	32

	2,608	1,229

Asset Impairment

Asset impairment for the three months ended March 31, 2012 and 2011 consists of the following:

	2012	2011
	(Unaudited)
	(in million pesos)
Trade and other receivables (Notes 3 and 16)	468	159
Inventories and supplies (Notes 3 and 17)	153	22
	621	181

Interest Income

Interest income for the three months ended March 31, 2012 and 2011 consists of the following:

	2012	2011
	(Unaudited)
	(in million pesos)
Interest income on other loans and receivables	342	313
Interest income on FVPL	8	–
Interest income on HTM investments	7	8
(Note 4)	357	321

Financing Costs – net

Financing costs – net for the three months ended March 31, 2012 and 2011 consists of the following:

	2012	2011
	(Unaudited)
	(in million pesos)
Interest on loans and other related items (Notes 20 and 27)	1,591	1,358
Accretion on financial liabilities (Notes 20, 21 and 27)	288	291
Financing charges	37	37
Capitalized interest (Note 9)	(235)	(156)
(Note 4)	1,681	1,530

6.	Components of Other Comprehensive Income

Changes in other comprehensive income under equity of our consolidated statements of financial position for the three months ended March 31, 2012 and 2011 are as follows:

				Revaluation	Total other
	Foreign currency	Net gains on		increment on	comprehensive loss
	translation	available-for-sale	Net transactions	investment	attributable to	Share of	Total other
	differences of	financial assets	on cash flow hedges	properties	equity holders of	noncontrolling	comprehensive
(Unaudited)	subsidiaries	– net of tax	– net of tax	– net of tax	PLDT	interests	loss – net of tax
	(in million pesos)
Balances as at January 1, 2011	(1,639)	49	–	314	(1,276)	(1)	(1,277)
Other comprehensive income (loss)	(43)	2	–	–	(41)	(2)	(43)

Balances as at March 31, 2011	(1,682)	51	–	314	(1,317)	(3)	(1,320)

Balances as at January 1, 2012	(1,024)	52	14	314	(644)	8	(636)
Other comprehensive income (loss)	(552)	1	32	(1)	(520)	–	(520)

Balances as at March 31, 2012	(1,576)	53	46	313	(1,164)	8	(1,156)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property, plant and equipment reclassified to investment property at the time of change in classification.

7.	Income Taxes

Corporate Income Tax

The components of consolidated net deferred income tax assets (liabilities) recognized in our consolidated statements of financial position as at March 31, 2012 and December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets (Notes 3 and 4)	5,105	5,975
Net deferred income tax liabilities (Notes 3 and 4)	(3,048)	(2,902)

The components of our consolidated net deferred income tax assets and liabilities as at March 31, 2012 and December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets:
Accumulated provision for doubtful accounts	2,556	2,466
Unearned revenues	2,224	2,726
Unamortized past service pension costs	2,019	2,124
Fixed asset impairment	879	1,469
Derivative financial instruments	777	768
Provision for other assets	460	441
NOLCO	324	326
Accumulated write-down of inventories to net realizable values	202	198
Unrealized foreign exchange losses	89	111
MCIT	23	9
Capitalized taxes and duties – net of amortization	(110)	(125)
Capitalized foreign exchange differential – net of depreciation	(198)	(231)
Pension and other employee benefits	(1,605)	(1,653)
Undepreciated capitalized interest charges	(2,440)	(2,624)
Others	(95)	(30)

	5,105	5,975

Net deferred income tax liabilities:
Intangible assets and fair value adjustments on assets acquired – net of amortization	76	90
Debt issuance costs	167	182
Fair value adjustment on fixed assets from business combinations	271	274
Undepreciated capitalized interest charges	551	582
Unrealized foreign exchange gains	1,953	1,756
Others	30	18

	3,048	2,902

Changes in our consolidated net deferred income tax assets (liabilities) as at March 31, 2012 and December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets – balance at beginning of the period (Notes 3, 4 and 27)	5,975	6,110
Net deferred income tax liabilities – balance at beginning of the period (Notes 3, 4 and 27)	(2,902)	(1,099)

Net balance at beginning of the period	3,073	5,011
Provision for deferred income tax (Note 3)	(1,035)	1,261
Excess MCIT deducted against RCIT due	–	(446)
Business combinations (Note 13)	–	(2,780)
Others	19	27

Net balance at end of the period	2,057	3,073

Net deferred income tax assets – balance at end of the period (Notes 3, 4 and 27)	5,105	5,975
Net deferred income tax liabilities – balance at end of the period (Notes 3, 4 and 27)	(3,048)	(2,902)

The analysis of our consolidated net deferred income tax assets as at March 31, 2012 and December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	8,486	8,505
Deferred income tax assets to be recovered within 12 months	1,795	2,541

	10,281	11,046

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(4,235)	(4,301)
Deferred income tax liabilities to be settled within 12 months	(941)	(770)

	(5,176)	(5,071)

Net deferred income tax assets (Notes 3, 4 and 27)	5,105	5,975

The analysis of our consolidated net deferred income tax liabilities as at March 31, 2012 and December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered within 12 months	–	274

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(2,985)	(3,176)
Deferred income tax liabilities to be settled within 12 months	(63)	–

	(3,048)	(3,176)

Net deferred income tax liabilities (Notes 3, 4 and 27)	(3,048)	(2,902)

Provision for corporate income tax for the three months ended March 31, 2012 and 2011 consists of:

	2012	2011
	(Unaudited)
	(in million pesos)
Current	2,761	3,419
Deferred (Note 3)	1,035	213

	3,796	3,632

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the three months ended March 31, 2012 and 2011 are as follows:

	2012	2011
	(Unaudited)
	(in million pesos)
Provision for income tax at the applicable statutory tax rate	4,160	4,308
Tax effects of:
Nondeductible expenses	774	62
Income not subject to income tax	74	34
Difference between OSD and itemized deductions	(2)	(596)
Equity share in net earnings of associates and joint ventures	(82)	(58)
Income subject to final tax	(126)	(104)
Net movement in unrecognized deferred income tax assets and other adjustments	(356)	167
Losses (income) subject to lower tax rate	(646)	(181)
Actual provision for corporate income tax	3,796	3,632

On December 18, 2008, the Bureau of Internal Revenue, or BIR, issued Revenue Regulations No. 16-2008, which implemented the provisions of Republic Act 9504, or R.A. 9504 on OSD. Under the OSD method of computing taxable income, corporations may elect a standard deduction in an amount equivalent to 40% of gross income, as provided by law, in lieu of the itemized allowed deductions.

Smart and Wolfpac expect to continue to use the OSD method for computing the taxable income in the foreseeable future. The availment of the OSD method has affected their recognition of deferred income tax assets and liabilities. Deferred income tax assets and liabilities of Smart and Wolfpac, for which the related income and expenses are not considered in determining gross income for income tax purposes, are not recognized as deferred income tax assets and liabilities in the consolidated statements of financial position. This is because the manner by which they expect to recover or settle the underlying assets and liabilities would not result in any future tax consequence. Deferred income tax assets and liabilities, for which the related income and expenses are considered in determining gross income for income tax purposes, are recognized only to the extent of their future tax consequence assuming OSD method was applied, which results in such deferred income tax assets and liabilities being reduced by the 40% allowable deduction that are provided for under the OSD method. Accordingly, the deferred income tax assets and liabilities that were not recognized due to the OSD method amounted to Php1,094 million and Php4,240 million as at March 31, 2012 and December 31, 2011, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions.

The breakdown of our consolidated deductible temporary differences, carry forward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at March 31, 2012 and December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Fixed asset impairment	27,795	29,029
NOLCO	11,490	11,372
Provisions for other assets	6,542	6,532
Accumulated provision for doubtful accounts	4,226	4,113
Unearned revenues	954	893
Asset retirement obligation	640	627
Accumulated write-down of inventories to net realizable values	339	270
MCIT	164	133
Derivative financial instruments	159	155
Pension and other employee benefits	135	127
Unrealized foreign exchange losses	20	22
Operating lease and others	75	76
	52,539	53,349

Unrecognized deferred income tax assets (Note 3)	15,876	16,098

As at December 31, 2011, Digitel Group’s deferred income tax assets were not recognized because management believes that there is no sufficient income that will be available upon which these can be utilized. Digitel Group’s unrecognized deferred income tax assets amounted to Php14,680 million and Php14,766 million as at March 31, 2012 and December 31, 2011, respectively.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. Deferred income tax assets related to the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carry forward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at March 31, 2012 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2009	December 31, 2012	8	776
December 31, 2010	December 31, 2013	34	1,644
December 31, 2011	December 31, 2014	101	9,326
March 31, 2012	December 31, 2015	44	824

		187	12,570

Consolidated tax benefits		187	3,771
Consolidated unrecognized deferred income tax assets		(164)	(3,447)

Consolidated recognized deferred income tax assets		23	324

The excess MCIT totaling Php187 million as at March 31, 2012 can be deducted against future RCIT due. The excess MCIT that was deducted against RCIT due amounted to nil and Php436 million for the three months ended March 31, 2012 and 2011, respectively. The amount of expired portion of excess MCIT amounted to Php4 million and Php6 million for the three months ended March 31, 2012 and 2011, respectively.

NOLCO totaling Php12,570 million as at March 31, 2012 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php32 million and Php147 million for the three months ended March 31, 2012 and 2011, respectively. The amount of expired portion of NOLCO amounted to nil for the three months ended March 31, 2012 and 2011.

Registration with Subic Bay Freeport and Clark Special Economic Zone

SubicTel is registered as Subic Bay Freeport Enterprises, while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Registration with Philippine Economic Zone Authority, or PEZA

SPi is registered as an Ecozone IT enterprise to provide IT enabled services with emphasis on the presentation of content in electronic information formats, data analysis, capture, abstracting and data processing, design, development and the implementation of healthcare documentation solutions.

SPi CRM is registered as an Ecozone export enterprise that develop and provide customer relationship management services to local and overseas clients.

As registered PEZA enterprises, SPi and SPi CRM are entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and is liable for a final tax, in lieu of all taxes, of 5% gross income less allowable deductions as defined under R.A. 7916. The 5% final tax must be paid and remitted in accordance with the amendments contained in R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the Treasurer’s Office of the Municipality or City where the enterprise is located.

Three of SPi CRM facilities (SPi CRM Iloilo, SPi CRM Pasig and SPi CRM Mandaluyong) enjoy income tax holiday, or ITH, incentive as a Board of Investments, or BOI, registered entity in PEZA registered locations. ITH incentive commenced in March 2005 up to February 2011 for SPi CRM Iloilo. Upon expiration of the ITH, SPi CRM Iloilo is now subject to a special income tax rate of 5% of gross income as a PEZA registered location. ITH incentive for both SPi CRM Pasig and SPi CRM Mandaluyong commenced in August 2006 and will continue until July 2012 and October 2012, respectively. In relation to this, they are required to comply with specific terms and conditions stated in their PEZA Supplemental Agreement.

The registration with PEZA for the operations of SPi CRM Dumaguete is still in progress and therefore it is subject to the regular corporate income tax. However, the Local Investment Board of Dumaguete City issued a Certificate of Registration and Eligibility which granted SPi CRM Dumaguete the exemption to pay local business taxes and basic real property taxes on improvements for the period from November 2010 to October 2013.

SHI was registered with the PEZA as an Ecozone IT enterprise on a non-pioneer status last July 31, 2009. Under the terms of registration, SHI is entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years starting June 2009.

Registration with BOI

On January 3, 2007, the BOI approved ePLDT’s application for pioneer status as a new IT service firm in the field of services related to Internet Data Center for its new data center facility. ePLDT was granted a six-year ITH for its new data center facility starting January 2007.

SBI is registered with the BOI on a pioneer status, namely as: (i) a new operator of telecommunications systems (inter-exchange carrier for data services); (ii) new IT service firm in the field of providing internet services; and (iii) a new operator of telecommunications facilities (nationwide broadband wireless access). Under the terms of registration, SBI was entitled to certain tax and non-tax incentives which include, among other things, an ITH for six years, SBI’s ITH incentive ended last July 21, 2011. Income derived after the expiration of the ITH is now subject to 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.

Consolidated income derived from non-registered activities with Economic Zone and BOI is subject to the RCIT rate enacted as at the end of the reporting period.

Consolidated tax incentives that were availed from registration with Economic Zone and BOI amounted to
Php51 million and Php11 million for the three months ended March 31, 2012 and 2011, respectively.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the three months ended March 31, 2012 and 2011:

	2012		2011
	Basic	Diluted	Basic	Diluted
	(Unaudited)
	(in million pesos)
Consolidated net income attributable to equity holders of PLDT (Note 4)	10,079	10,079	10,734	10,734
Dividends on preferred shares (Note 19)	(12)	(12)	(114)	(12)
Consolidated net income attributable to common equity holders of PLDT	10,067	10,067	10,620	10,722

	(in thousands, except per share amounts)

Outstanding common shares at beginning of the period	214,436	214,436	186,756	186,756
Effect of issuance of common shares during the period (Note 19)	1,619	1,619	–	–
Common shares equivalent to convertible preferred shares deemed dilutive:
Preferred Stock Series A to HH	–	–	–	2,080
Weighted average number of common shares	216,055	216,055	186,756	188,836

Earnings per share attributable to common equity holders of PLDT (Note 4)	Php46.59	Php46.59	Php56.87	Php56.78

Basic EPS amounts are calculated by dividing our consolidated net income for the period attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the period.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the period exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the period related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares and from the mandatory tender offer for all remaining Digitel shares.

Series A to EE in 2011 were deemed dilutive based on a calculation of the required dividends of these preferred shares divided by the number of equivalent common shares assuming such preferred             shares are convertible into common shares, including the effect of the treasury shares, and compared against the basic EPS. Since the amount of dividends on Series GG to HH in 2012 over its equivalent number of common shares increased the basic EPS, the Convertible Preferred Stock were deemed anti-dilutive.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008. We have acquired approximately 2.72 million shares of PLDT’s common stock, representing approximately 1% of PLDT’s outstanding shares of common stock, at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million as at March 31, 2012 and December 31, 2011 in accordance with the share buyback program. The effect of the share buyback program was considered in computing our basic and diluted earnings per common share for the three months ended March 31, 2012 and 2011. See Note 19 – Equity and Note 27 – Financial Assets and Liabilities for further discussion.

9.	Property, Plant and Equipment

Changes in property, plant and equipment account for the three months ended March 31, 2012 and 2011 are as follows:

							Information
					Vehicles, furniture		origination
	Cable and wire	Central office		Buildings	and other network	Communications	and termination	Land and	Property under
	facilities	equipment	Cellular facilities	and improvements	equipment	satellite	equipment	land improvements	construction	Total
	(in million pesos)
As at December 31, 2010 (Audited)
Cost	132,356	89,992	90,574	21,873	38,078	966	9,136	2,405	31,010	416,390
Accumulated depreciation, impairment and amortization	(75,711)	(70,064)	(56,619)	(10,656)	(30,922)	(966)	(7,990)	(278)	–	(253,206)

Net book value	56,645	19,928	33,955	11,217	7,156	–	1,146	2,127	31,010	163,184

Year Ended December 31, 2011 (Audited)
Net book value at beginning of the year	56,645	19,928	33,955	11,217	7,156	–	1,146	2,127	31,010	163,184
Additions	1,585	414	3,209	332	1,902	–	315	10	23,469	31,236
Disposals/Retirements	(32)	(77)	(11)	(20)	(183)	–	–	(145)	(2)	(470)
Translation differences charged directly to cumulative translation adjustments	1	–	–	–	4	–	–	–	–	5
Acquisition through business combinations	6,772	963	26,792	1,881	927	–	116	476	1,806	39,733
Impairment losses recognized during the year	(5)	(4)	(8,457)	(2)	–	–	(2)	–	–	(8,470)
Reclassifications/Transfers (Note 12)	54	(39)	–	168	35	–	–	269	(17)	470
Transfers	3,774	2,861	3,422	386	1,303	–	159	–	(11,905)	–
Depreciation and amortization	(9,311)	(3,602)	(9,862)	(1,379)	(3,294)	–	(508)	(1)	–	(27,957)

Net book value at end of the year (Note 3)	59,483	20,444	49,048	12,583	7,850	–	1,226	2,736	44,361	197,731

As at December 31, 2011 (Audited)
Cost	146,430	92,812	117,521	24,299	40,731	966	9,102	3,014	44,361	479,236
Accumulated depreciation, impairment and amortization	(86,947)	(72,368)	(68,473)	(11,716)	(32,881)	(966)	(7,876)	(278)	–	(281,505)

Net book value (Note 3)	59,483	20,444	49,048	12,583	7,850	–	1,226	2,736	44,361	197,731

Period Ended March 31, 2012 (Unaudited)
Net book value at beginning of the period (Note 3)	59,483	20,444	49,048	12,583	7,850	–	1,226	2,736	44,361	197,731
Additions	579	134	1,232	104	546	–	57	–	116	2,768
Disposals/Retirements	(1)	(1)	(8)	–	(14)	–	–	(7)	–	(31)
Translation differences charged directly to cumulative translation adjustments	1	(9)	–	(5)	(14)	–	–	–	(2)	(29)
Reclassifications (Note 12)	5	10	–	–	(15)	–	–	–	–	–
Transfers	464	1,397	752	47	160	–	8	–	(2,828)	–
Depreciation of revaluation increment on investment properties transferred to property, plant and equipment charged to other comprehensive income	–	–	–	(1)	–	–	–	–	–	(1)
Depreciation and amortization (Notes 3 and 4)	(2,360)	(1,004)	(2,680)	(339)	(945)	–	(142)	–	–	(7,470)

Net book value at end of the period (Note 3)	58,171	20,971	48,344	12,389	7,568	–	1,149	2,729	41,647	192,968

As at March 31, 2012 (Unaudited)
Cost	146,059	94,143	119,725	24,431	41,208	966	9,114	3,007	41,647	480,300
Accumulated depreciation, impairment and amortization	(87,888)	(73,172)	(71,381)	(12,042)	(33,640)	(966)	(7,965)	(278)	–	(287,332)

Net book value (Note 3)	58,171	20,971	48,344	12,389	7,568	–	1,149	2,729	41,647	192,968

Substantially all of our telecommunications equipment are purchased outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, which are principally in U.S. dollars. See Note 20 – Interest-bearing Financial Liabilities.

Interest capitalized to property, plant and equipment that qualified as borrowing costs amounted to Php235 million and Php156 million for the three months ended March 31, 2012 and 2011, respectively. Our undepreciated interest capitalized to property, plant and equipment that qualified as borrowing costs amounted to Php10,117 million and Php10,357 million as at March 31, 2012 and December 31, 2011, respectively. The average interest capitalization rates used were approximately 6% in each of the three months ended March 31, 2012 and 2011, respectively.

Our undepreciated capitalized net foreign exchange losses, which qualified as borrowing costs amounted to Php712 million and Php837 million as at March 31, 2012 and December 31, 2011, respectively. There were no additional capitalized foreign exchange differences, which qualified as borrowing costs for the three months ended March 31, 2012 and 2011.

The useful lives of our assets are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	5 – 15 years
Cellular facilities	3 – 10 years
Buildings	25 years
Vehicles, furniture and other network equipment	3 – 5 years
Information origination and termination equipment	3 – 5 years
Leasehold improvements	3 – 5 years
Land improvements	10 years

Property, plant and equipment include the net carrying value of capitalized vehicles, furniture and other network equipment under financing leases amounting to Php6 million each as at March 31, 2012 and December 31, 2011. See Note 20 – Interest-bearing Financial Liabilities.

Impairment of Smart’s Payphone Business

In September 2010, Smart recognized an impairment loss of Php92 million on its public telephone equipment, and engaged a third party contractor to operate and maintain its payphone business. Prior to the engagement of the third party contractor, an impairment test was conducted to assess net cash flows from the payphone business. The test result showed that the future net cash flows were not enough to recover the carrying value of the related assets over the useful life of such assets. The recoverable amount was determined based on value in use, calculated using cash flow projections covering a three-year period from 2011 to the end of the assets’ expected useful lives in 2013. The 7% pre-tax discount rate was applied to cash flow projections.

Impairment of Certain Network Equipment and Facilities of Smart

In December 2011, Smart recognized an impairment loss of Php8,457 million for certain network equipment and facilities which no longer efficiently support our network modernization program and have been identified for replacement. The modernization program is designed to enable the delivery and fulfillment of advanced capabilities to support multimedia services and upcoming technologies in our technology roadmap by substantially expanding capacity, enhancing capabilities and improving quality of experience to meet the increasing demand for cellular, and advanced broadband services in a highly competitive playing field. This program is expected to result in savings in operating expenses, as well as alignment of Smart and Digitel networks. The impairment loss recognized represents the net book value of these network equipment and facilities. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions.

10.	Investments in Associates and Joint Ventures

As at March 31, 2012 and December 31, 2011, this account consists of:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Carrying value of investments in associates:
Philweb Corporation, or Philweb	1,066	1,025
Pacific Global One Aviation Co., Inc., or PG1	144	155
Digitel Crossing, Inc., or DCI	92	92
ACeS International Limited, or AIL	–	–
Asia Netcom Philippines Corp., or ANPC	–	–

	1,302	1,272

Carrying value of investments in joint ventures:
Beacon	19,506	16,593
Mobile Payment Solutions Pte. Ltd., or MPS	–	–
PLDT Italy S.r.l., or PLDT Italy	–	–
	19,506	16,593

Total carrying value of investments in associates and joint ventures (Note 27)	20,808	17,865

Changes in the cost of investments for the three months ended March 31, 2012 and for the year ended December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	18,196	24,636
Additions during the period	2,700	155
Business combinations (Note 13)	–	(6)
Disposal during the period (including transfer of interests in Meralco to Beacon)	–	(6,589)
Translation and other adjustments	(5)	–
Balance at end of the period	20,891	18,196

Changes in the accumulated impairment losses for the three months ended March 31, 2012 and for the year ended December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	1,882	1,974
Impairment	–	44
Impairment recovery	–	(92)
Translation and other adjustments	(2)	(44)
Balance at end of the period	1,880	1,882

Changes in the accumulated equity share in net earnings of associates and joint ventures for the three months ended March 31, 2012 and for the year ended December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	1,551	541
Equity share in net earnings (losses) of associates and joint ventures (Note 4):	274	2,035
Beacon	213	1,267
Philweb	74	215
MPS	(2)	(115)
PG1	(11)	–
Meralco	–	576
DCI	–	92
Dividends	(33)	(519)
Business combinations (Note 13)	–	(11)
Impairment recovery	–	(92)
Disposals	–	(402)
Translation and other adjustments	5	(1)
Balance at end of the period	1,797	1,551

Investments in Associates

Investment of ePLDT in Philweb

In May 2006, ePLDT subscribed to newly issued common shares of Philweb, an Internet-based online gaming company, for an aggregate amount of Php503 million, representing 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share. Of the total subscription price, Php428 million was paid by ePLDT on the closing date. A portion of the unpaid subscription price amounting to Php25 million will be paid by ePLDT at the same time as the Philweb majority stockholders pay the remaining unpaid portion of the subscription pursuant to a general call on subscription to be made by Philweb’s Board of Directors. The unpaid balance of Php50 million which remains outstanding as at March 31, 2012 and December 31, 2011, will be paid upon the lapse of certain post-closing price adjustment periods.

In October 2006, ePLDT acquired an additional 8,038 million shares of Philweb at a price of Php0.026 per share for an aggregate amount of Php209 million. As at March 31, 2012 and December 31, 2011, ePLDT’s equity interest in Philweb is 26.4%.

Philweb is primarily engaged in Internet-based online gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. Philweb offers Internet Sports Betting in over 180 PAGCOR Internet Sports Betting Stations and over 180 Internet Casino Stations nationwide. The market value of ePLDT’s investment in Philweb amounted to Php5,531 million and Php5,093 million, based on quoted share price of Php16.68 and Php15.36 as at March 31, 2012 and December 31, 2011, respectively.

Investment in PG1

On June 14, 2011, PLDT, Meralco Powergen Corporation, or MPG, Philex Mining Corporation, or Philex, Metro Pacific Tollways Corporation, or MPTC, Metro Pacific Investments Corporation, or MPIC, and Jubilee Sky Limited, or JSL, entered into a shareholders’ agreement to establish PG1, with the purpose of carrying on, by means of aircraft of every kind or description, the general business of common and/or private carrier. PLDT subscribed for 125 million common shares with an aggregate value of Php125 million, representing 50% equity interest in PG1 and 30 million preferred shares with an aggregate value of Php30 million, which were all paid by assigning to PG1 certain aircraft and other related assets of PLDT. The difference between the Php244 million fair value of the assets and the Php155 million total subscription price amounting to Php89 million shall be paid by PG1 to PLDT in cash as soon as reasonably practicable after incorporation.

MPG, Philex, MPTC, MPIC and JSL owns 5%, 15%, 5%, 10% and 15% of PG1, respectively. PLDT has significant influence in PG1, and was accounted for as investment in associate.

PLDT has agreed to transfer 10% of its common shares to MPG, within a reasonable time after incorporation of PG1, to increase MPG’s ownership to 15% and reduce PLDT’s ownership to 40% of the outstanding common shares of PG1.

Investment of Digitel in DCI and ANPC

Digitel has 60% and 40% interest in Asia Netcom Philippines Corporation, or ANPC, and Digitel Crossing, Inc., or DCI, respectively. DCI is involved in the business of cable system linking Philippines, United States and other neighboring countries in Asia. ANPC is an investment holding company owning 20% of DCI.

In December 2000, Digitel, Pacnet Network (Philippines), Inc., or PNPI, (formerly Asia Global Crossing Ltd.) and BT Group O/B Broadband Infrastructure Group Ltd., or BIG, entered into a Joint Venture Agreement, or JVA, under which the parties agreed to form DCI with each party owning 40%, 40% and 20%, respectively. DCI was incorporated to develop, provide and market backhaul network services, among others.

On April 19, 2001, after BIG withdrew from the proposed joint venture, or JV, Digitel and PNPI formed ANPC to replace BIG. Digitel contributed US$2 million, or Php69 million, for a 60% equity interest in ANPC while PNPI owned the remaining 40% equity interest.

Digitel provided full impairment loss on its investment in DCI and ANPC in prior years on the basis that DCI and ANPC have incurred significant recurring losses in the past. In 2011, Digitel recorded a reversal of impairment loss amounting to Php92 million following recent improvement in an associate’s operations.

The Group has no control over ANPC despite owning more than half of voting interest because of certain governance matters, and management has assessed that the Group only has significant influence.

Digitel’s investment in DCI does not qualify as investment in JV as there is no provision for joint control in the JV agreement between Digitel, PNPI and ANPC.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exerciseable by PNPI following the occurrence of a Digitel change in control. As at May 8, 2012, Digitel management is currently evaluating and reviewing the proper disposition of this investment.

Investment of ACeS Philippines in AIL

As at March 31, 2012, ACeS Philippines held 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision of Php1,896 million in respect of our investment in AIL in 2003.

Unrecognized share in net income of AIL amounted to Php3 million and Php15 million for the three months ended March 31, 2012 and 2011, respectively. Share in net cumulative losses amounting to Php1,987 million and Php2,035 million as at March 31, 2012 and December 31, 2011, respectively, were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

See Note 24 – Related Party Transactions and Note 27 – Financial Assets and Liabilities for further details as to the contractual relationships with respect to AIL.

Summarized Financial Information of Associates

The following tables present our share in the summarized financial information of our investments in associates in conformity with PFRS for equity investees in which we have significant influence as at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	633	893
Current assets	691	912
Capital deficiency	(1,121)	(858)
Noncurrent liabilities	1,452	1,489
Current liabilities	993	1,174

	2012	2011
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	113	57,368
Expenses	59	51,503
Other expenses	12	2,487
Net income	62	2,132

We have no outstanding contingent liabilities or capital commitments with our associates as at March 31, 2012 and December 31, 2011.

Investments in Joint Ventures

Transfer of PCEV’s Equity Interest in Meralco

On March 1, 2010, PCEV, MPIC, and Beacon, entered into an Omnibus Agreement, or OA. Beacon, formerly known as Rightlight Holdings, Inc., was organized with the sole purpose of holding the respective shareholdings of PCEV and MPIC in Meralco. PCEV and MPIC are Philippine affiliates of First Pacific and both held equity interest in Meralco. Under the OA, PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon.

Investment in Beacon

Prior to the transactions contemplated under the OA, MPIC beneficially owned the entire outstanding capital stock of Beacon, consisting of 25,000 common shares of Beacon, with a total par value of Php25,000.

On April 29, 2010, the Philippine SEC approved Beacon’s application to increase its authorized capital stock to Php5,000 million consisting of 3 billion common shares with par value of Php1 per share and 2 billion preferred shares with par value of Php1 per share. The preferred shares of Beacon are non-voting, not convertible to common shares or any shares of any class of Beacon, have no pre-emptive rights to subscribe to any share or convertible debt securities or warrants issued or sold by Beacon. The preference shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment restrictions imposed by Beacon’s bank creditors.

Under the OA, each of PCEV and MPIC agreed to subscribe to 1,156.5 million common             shares of Beacon, for a subscription price of Php20 per share or a total of Php23,130 million. PCEV and MPIC also agreed that their resulting equity after such subscriptions and PCEV’s purchase from MPIC of 12,500 Beacon common shares will be 50% each of the outstanding common shares of Beacon.

MPIC additionally agreed to subscribe to 801 million shares of Beacon’s preferred stock entitled to liquidation preference and yearly cumulative dividends at the rate of 7% for a subscription price of Php10 per share or a total of Php8,010 million.

On March 30, 2010, MPIC completed its subscription to 1,156.5 million common shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 163.6 million Meralco shares at a price of Php150 per share, or Php24,540 million in the aggregate; and

(2) Php6,600 million in cash, as further described below in “Transfer of Meralco Shares to Beacon.”

PCEV likewise completed its subscription to 1,156.5 million common shares of Beacon on March 30, 2010 in consideration of the transfer of 154.2 million Meralco common             shares at a price of Php150 per share, or Php23,130 million in the aggregate.

On May 12, 2010, PCEV also completed the purchase from MPIC of 12,500 shares or 50% of the 25,000 Beacon common shares originally owned by MPIC.

Transfer of Meralco Shares to Beacon

Alongside with the subscription to the Beacon shares pursuant to the OA, Beacon agreed to purchase 154.2 million and 163.6 million Meralco common shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco shares. PCEV transferred 154.2 million Meralco common shares to Beacon at a price of Php150 per share for a total consideration of Php23,130 million on May 12, 2010. The transfer of legal title to the Meralco shares was implemented through a special block sale/cross sale in the PSE.

PCEV recognized a deferred gain of Php8,047 million for the difference between the Php23,130 million transfer price of the Meralco shares to Beacon and the Php15,083 million carrying amount in PCEV’s books of the Meralco shares transferred. The deferred gain, presented as a reduction in PCEV’s investment in Beacon, will only be realized upon the disposal of the investment to a third party.

On October 19, 2011, PCEV’s Board of Directors approved the transfer to Beacon of PCEV’s remaining investment in 68.8 million of Meralco’s common shares for a total cash consideration of Php15,136 million and the subscription to 1,199 million Beacon preferred shares of the same amount.

The transfer of the Meralco shares was implemented through a cross sale in the PSE on October 25, 2011. Beacon’s preferred shares are entitled to liquidation preference and yearly cumulative dividends at the rate of 7%. PCEV and Beacon entered into a Subscription Agreement on October 20, 2011 for said preferred shares.

Since the transactions involve entities with common shareholders, PCEV recognized a deferred gain on transfer of the Meralco shares amounting to Php8,145 million, equivalent to the difference between the Php15,136 million transfer price of the Meralco             shares and the Php6,991 million carrying amount in PCEV’s books of the Meralco shares transferred. The deferred gain is presented as an adjustment to the investment cost of the preferred shares. Similar to the deferred gain on the transfer of the 154.2 million Meralco shares, the deferred gain will only be realized upon the disposal of the shares to a third party. The carrying value of investment in Beacon’s preferred shares of Php6,991 million each as at March 31, 2012 and December 31, 2011 was presented as part of available-for-sale financial assets in our consolidated statements of financial position.

Call Option

Under the OA, MPIC assigned its right to acquire the call option, or the Call Option, over 74.7 million common shares of Meralco held by First Philippine Pacific Holdings Corporation, or FPHC, or the Option Shares, to Beacon. As a result of this assignment, Beacon and FPHC executed an Option Agreement dated March 1, 2010 pursuant to which FPHC granted the Call Option over the Option Shares to Beacon.

The Call Option is exercisable at the option of Beacon during the period from March 15, 2010 until midnight of May 15, 2010. The exercise price for the Option Shares is Php300 per share or an aggregate exercise price of Php22,410 million. Beacon exercised the Call Option on March 30, 2010 and FPHC transferred the 74.7 million shares of Meralco common stock to Beacon in consideration of the payment by Beacon of Php22,410 million in cash on March 30, 2010.

Property Dividends

With respect to the approximately 317.8 million Transferred Shares, the 74.7 million Option Shares transferred by FPHC to Beacon pursuant to the Call Option and the 68.8 million shares transferred by PCEV to Beacon in October 2011, FPHC has the benefit of being assigned, or retaining in the case of the Option Shares, Rockwell Land Corporation, or Rockwell, common shares that may be declared by Meralco as property dividends.

On February 27, 2012, Meralco’s Board of Directors declared its common shareholdings in Rockwell as property dividend, to shareholders of record as at March 23, 2012, payable five days after the approval by the Philippine SEC of such property dividend. The Philippine SEC approved the declaration of Rockwell common shares as property dividends on April 27, 2012.

Governance Arrangements

Beacon, PCEV and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers. The corporate governance agreements and Beacon equity structure resulted in a jointly controlled entity.

Additional Investment of PCEV in Beacon

On January 20, 2012, PCEV and Beacon entered into a Subscription Agreement for the subscription by PCEV to 135 million Beacon common shares for a total cash consideration of Php2,700 million. On the same date, MPIC also subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million.

Beacon’s Acquisition of Additional Meralco Shares

On various dates in 2011, Beacon acquired from the market additional 49.9 million Meralco common             shares or an equivalent of approximately 4.5% beneficial ownership in Meralco at an aggregate cost of Php14,310 million.

In January 2012, Beacon acquired 30 million Meralco common shares from First Philippine Utilities Corporation, or FPUC, representing approximately 2.7% beneficial ownership in Meralco at nominal value of Php295 per share, or a total of Php8,850 million. FPUC will retain Rockwell common shares that may be declared by Meralco as property dividends.

As at March 31, 2012, Beacon beneficially owned 541.2 million Meralco common shares representing approximately 48% beneficial ownership in Meralco with a carrying value of Php112,451 million and market value of Php141,806 million based on quoted price of Php262 per share. As at December 31, 2011, Beacon beneficially owned 511.2 million Meralco common shares representing approximately 45.4% beneficial ownership in Meralco with a carrying value of Php104,092 million and market value of Php126,379 million based on quoted price of Php247 per share.

Beacon’s Liability for Contingent Consideration

Beacon recognized in March 2010, a liability for contingent consideration amounting to Php2,373 million for Rockwell common shares that may be declared as dividends on its Meralco shares pursuant to the Option Agreement between Beacon and FPHC.  The liability for contingent consideration was remeasured based on the fair value of said Rockwell common shares as at December 31, 2011 and the resulting remeasurement loss of Php317 million were charged to profit or loss for the year ended December 31, 2011. Beacon remeasured again its liability for contingent consideration based on the fair value of said Rockwell common shares when these were declared as dividends by Meralco’s Board of Directors on February 27, 2012. Beacon also reclassified the fair value of Rockwell common shares from the “Investment in Meralco” account to the “Investment in associate – Rockwell” account.

Beacon Financing

On March 22, 2010, Beacon entered into an Php18,000 million ten-year corporate notes facility with First Metro Investment Corporation, or FMIC, and PNB Capital and Investment Corporation, or PNB Capital, as joint lead arrangers and various local financial institutions as noteholders. The initial drawdown of Php16,200 million (Php16,031 million, net of debt issuance cost) under this notes facility partially financed the acquisition of Meralco shares by Beacon pursuant to its exercise of the Call Option in March 2010. In May 2011, the remaining Php1,800 million was drawn to partially finance the acquisition of the additional 49.9 million Meralco common shares including shares purchased under a deferred payment scheme. The outstanding balance of the facility amounted to Php17,570 million and Php17,835 million as at March 31, 2012 and December 31, 2011, respectively.

In May 2011, Beacon entered into an Php11,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The amount drawn under this facility amounted to Php4,000 million and was also used to partially finance the acquisition of the additional 49.9 million Meralco common shares. The outstanding balance of the facility amounted to Php3,900 million and Php3,897 million as at March 31, 2012 and December 31, 2011, respectively. The undrawn amount of Php7,000 million is earmarked for payment of final tranche of deferred purchase made in May 2011.

On November 9, 2011, Beacon entered into a Php5,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The full amount was drawn on February 1, 2012 and was used to finance the acquisition of the additional 30 million Meralco common stock from FPUC. The outstanding balance of the facility amounted to Php4,933 million as at March 31, 2012.

The above facilities were secured by a pledge over Meralco shares and were not guaranteed by PLDT. Also, the above facilities were not included in our consolidated long-term debt.

Investment of SHI in MPS

In June 2010, SHI and MasterCard Asia/Pacific Pte. Ltd., or MasterCard Asia, entered into a JVA under which the parties agreed to form MPS. The joint venture will develop, provide and market certain mobile payment services among other activities as stipulated in the agreement. MPS was incorporated in Singapore on June 4, 2010 and is 40% and 60% owned by SHI and MasterCard Asia, respectively. On November 9, 2010, SHI contributed US$2.4 million representing 40% ownership in MPS.

On November 21, 2011, the Board of Directors of MPS approved the allotment and issuance of additional 5 million shares for US$5 million and 3 million shares for US$3 million to MasterCard Asia and SHI, respectively. As at March 22, 2012, both MasterCard Asia and SHI have not remitted their payment for the additional shares allotted.

Investment of PLDT Global in PLDT Italy

PLDT Global holds 100% nominal interest in PLDT Italy, a company incorporated under the laws of Italy, which is intended to carry the joint venture business between PLDT Global and Hutchison Global Communications Limited, or HGC, a company based in Hong Kong. On March 12, 2008, PLDT Global and HGC entered into a Co-operation Agreement wherein the parties agreed to launch their first commercial venture in Italy by offering mobile telecommunications services through PLDT Italy. Under the terms of the agreement, PLDT Global and HGC agreed to share equally the profit or loss from the operations of PLDT Italy. As a condition precedent to the effectiveness of the Co-Operation Agreement, PLDT Global pledged 50% of its shareholdings in PLDT Italy to HGC.

The amount of funding contributed by each partner to the joint venture is Euro 3.9 million, or a total of Euro 7.8 million each as at March 31, 2012 and December 31, 2011. PLDT Global has made a full impairment provision on its investment to PLDT Italy as at March 31, 2012.

Summarized Financial Information of Joint Ventures

The following table presents our share in the summarized financial information of our investments in joint ventures as at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	56,385	51,985
Current assets	2,177	822
Equity	39,336	36,210
Noncurrent liabilities	12,907	10,866
Current liabilities	6,319	5,731

	2012	2011
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	748	358
Expenses	26	26
Other expenses	331	188
Net income	422	143

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at March 31, 2012 and December 31, 2011.

11.	Investment in Debt Securities

As at March 31, 2012 and December 31, 2011, this account consists of:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
National Power Corporation, or NAPOCOR, Zero Coupon Bond	363	358
Rizal Commercial Banking Corporation, or RCBC, Note	150	150
	513	508
Less current portion (Note 27)	363	358

Noncurrent portion (Note 27)	150	150

NAPOCOR Zero Coupon Bond

In 2007, Smart purchased, at a discount, a NAPOCOR Zero Coupon Bond, or NAPOCOR Bond, with a face value of Php380 million, maturing on November 29, 2012 at a net yield to maturity of 6.88%. The NAPOCOR Bond, which is classified as a financial asset HTM, is carried at amortized cost using the effective interest rate method. Interest income recognized on the NAPOCOR Bond amounted to Php5 million in each of the three months ended March 31, 2012 and 2011.

RCBC Note

In 2008, Smart purchased at par a ten-year RCBC Tier 2 Note, or RCBC Note, with a face value of Php150 million bearing a fixed rate of 7.00% for the first five years and the step-up interest rate from the fifth year up to maturity date. The RCBC Note may be redeemed at the option of the Issuer at par plus accrued and unpaid interest on February 22, 2013. Smart designated the RCBC Note as HTM financial asset. Interest income recognized on the RCBC Note amounted to Php2 million in each of the three months ended March 31, 2012 and 2011.

12.	Investment Properties

Changes in investment properties account for the three months ended March 31, 2012 and for the year ended December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	1,115	1,560
Net gains from fair value adjustments charged to profit or loss(1)	–	26
Transfers to property, plant and equipment (Note 9)	–	(470)
Disposals	–	(1)
Balance at end of the period (Notes 3 and 27)	1,115	1,115

(1)	Presented as part of “other income” in our consolidated income statement.

Investment properties, which consist of land and building, are stated at fair values, which have been determined annually based on the year-end appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. The valuation was based on an open market value, supported by a market evidence in which such assets could be exchanged between a knowledgeable and willing buyer and seller in an arm’s length transaction at the date of valuation. None of our investment properties are being leased to third parties that earn rental income.

Repairs and maintenance expenses related to investment properties amounted to Php13 million and Php22 million for the three months ended March 31, 2012 and 2011, respectively.

13.	Business Combinations and Acquisition of Noncontrolling Interests

SPi’s Acquisition of Laserwords

On November 1, 2011, SPi acquired, through SPi Technologies India Private Ltd., a wholly-owned subsidiary of SPi, a 100% equity interest in Laserwords for a total cash consideration of US$23 million or Php1,030 million.

The purchase price consideration has been allocated to the assets and liabilities on the basis of provisional values at the date of acquisition as follows:

			Provisional Values
	Previous Carrying Value		Recognized on Acquisition
	In U.S. Dollar	In Php(1)	In U.S. Dollar	In Php(1)
		(in millions)
Assets:
Property, plant and equipment (Note 9)	–	20	–	20
Goodwill (Note 14)	11	460	–	–
Cash and cash equivalents	1	53	1	53
Trade and other receivables	4	152	4	152
Other current assets	3	125	3	125

	19	810	8	350

Liabilities:
Accounts payable	2	91	2	91
Accrued expenses and other current liabilities	1	44	1	44
Other current liabilities	1	34	1	34

	4	169	4	169

Total net assets acquired	15	641	4	181
Provisional goodwill from the acquisition			19	849

Purchase consideration transferred			23	1,030

Cash flows from investing activity:
Net cash acquired with subsidiary			1	53
Cash paid			(23)	(1,030)

Purchase of subsidiary – net of cash acquired			(22)	(977)

Cash flow from operating activity:
Transaction cost paid				34

(1)	Converted to Philippine Peso using the exchange rate at the time of purchase of Php42.98 to US$1.00.

The net assets recognized at the date of acquisition were based on provisional fair values of the assets owned by Laserwords, which will be determined through an independent valuation. The result of this valuation had not been received as at the date our consolidated financial statements were approved for issuance by the Board of Directors.

The provisional goodwill of Php849 million pertains to the assembled workforce and existing contracts with the customers for publishing services. The provisional goodwill was not tested for impairment since there were no identified indicators of impairment.

Our consolidated revenues would have increased by Php804 million and our net income would have decreased by Php8 million for the year ended December 31, 2011 had the acquisition of Laserwords actually taken place on January 1, 2011. Total revenues and net income of Laserwords included in our consolidated income statement from November 1, 2011 to December 31, 2011 amounted to Php129 million and Php26 million, respectively.

ePLDT’s Acquisition of ePDS

On August 24, 2011, Quantium and ePLDT entered into a Deed of Sale of Shares whereby Quantium sold an aggregate 6 million of its common shares equivalent to 17% of the issued and outstanding capital stock of ePDS, to ePLDT for a cash consideration of Php32 million. This additional acquisition of ePDS shares increased ePLDT’s shareholding in ePDS from 50% equity interest with a carrying value of Php16.5 million to 67% equity interest with a total carrying value at the time of acquisition of Php49 million. Previously, ePLDT accounted for its investment in ePDS as investment in joint venture.

The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values as follows at date of acquisition:

	Previous	Fair Value at
	Carrying Value	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment (Note 9)	12	12
Deferred income tax assets – net (Note 7)	3	3
Other noncurrent assets	4	4
Cash and cash equivalents	104	104
Trade and other receivables	40	40
Prepayments and other current assets	6	6

	169	169

Liabilities:
Other noncurrent liabilities	9	9
Accounts payable	89	89
Accrued expenses and other current liabilities	37	37

	135	135

	34	34
Noncontrolling interests	–	(11)

Total net assets acquired	34	23
Goodwill from the acquisition		26

Purchase consideration transferred:		49

Cash paid		32
Fair value of previous interest		17

		49
Cash flows from investing activity:
Net cash acquired with subsidiary		104
Cash paid		(32)
Cash acquired – net of purchase of subsidiary		72

Noncontrolling interests represent interest not owned by ePLDT, which is measured at proportionate share in fair values of identifiable assets and liabilities acquired at the date of acquisition.

The fair value and gross amount of trade and other receivables amounted to Php39.9 million and Php40.3 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php0.4 million.

The goodwill of Php26 million pertains to the fair value of ePDS’ printing and enveloping business. The goodwill was not tested for impairment since there were no identified indicators of impairment.

No gain was recognized from revaluation of ePLDT’s previously held interest of 50% in ePDS since the carrying value of investment is equal to the fair value at the time of acquisition of noncontrolling interest.

Our consolidated revenues and net income would have increased by Php97 million and Php10 million, respectively, for the year ended December 31, 2011 had the acquisition of ePDS actually taken place on January 1, 2011. Total revenues and net income of ePDS included in our consolidated income statement from August 24, 2011 to December 31, 2011 amounted to Php65 million and Php7 million, respectively.

PLDT’s Acquisition of Digitel

On March 29, 2011, the Board of Directors of PLDT and JGSHI approved the acquisition by PLDT of JGSHI’s and certain other seller-parties’ ownership interest in Digitel, comprising of: (i) 3.28 billion common shares representing approximately 51.6% of the issued common stock of Digitel; (ii) zero-coupon convertible bonds issued by Digitel and its subsidiary to JGSHI and its subsidiary, which are convertible into approximately 18.6 billion common shares of Digitel assuming a conversion date of June 30, 2011 and an exchange rate of Php43.405 per U.S. dollar; and (iii) intercompany advances made by JGSHI to Digitel in the total principal amount plus accrued interest of Php34.1 billion as at December 31, 2010, or the Enterprise Assets.  Digitel operates a fixed line business in certain parts of the country and is the 100% owner of DMPI, which is engaged in the mobile telecommunications business and owns the brand Sun Cellular.

PLDT agreed to pay JGSHI and certain other seller-parties Php69.2 billion, which will be settled by the issuance of one new PLDT common share for every Php2,500 (equivalent to 27.7 million new PLDT common shares) consideration payable for the Enterprise Assets.  In order to aid the board of PLDT in discharging their fiduciary duties, PLDT engaged an independent financial advisor to review the transaction and render a fairness opinion on the transaction and the consideration payable by PLDT. The independent financial advisor completed its review and concluded that the acquisition of the Enterprise Assets is fair and reasonable and in the interest of PLDT shareholders as a whole.

The completion of the acquisition was subject to the procurement of certain regulatory and other approvals, including: (i) the approval by the NTC of the sale or transfer of JGSHI and the other seller-parties’ Digitel shares representing more than 40% of Digitel’s issued and outstanding common stock; (ii) the confirmation by the Philippine SEC of the valuation of the Enterprise Assets; (iii) the approval by the PSE of the block sale of the Digitel shares; (iv) the confirmation by the Philippine SEC that the issuance of the PLDT common shares to JGSHI and the other seller-parties is exempt from the registration requirement of the SRC; and (v) all other necessary approvals under applicable laws and regulations; and the approval by the common stockholders of PLDT for the issuance of the PLDT common shares as payment for the purchase price of the Enterprise Assets and the Digitel shares which shall have been tendered pursuant to the mandatory tender offer.

In addition, the sale of the Digitel shares owned by the seller-parties was subject to the consent of certain creditors of Digitel and DMPI. Digitel and DMPI have outstanding long-term debts that had been guaranteed by JGSHI.  The loans and guarantees contained representations and covenants applicable to JGSHI including that on the ownership of JGSHI in Digitel.  Digitel and DMPI obtained the required consents of the lenders and export credit agencies both for the transfer of ownership of Digitel and the replacement of JGSHI by PLDT as guarantor for these loans.

The acquisition was completed on October 26, 2011 following the issuance by the Philippine SEC on July 29, 2011 of the confirmations referred to in clauses (ii) and (iv) above by the NTC on October 26, 2011 of the approval referred to in clause (i) above, or the Decision, and by the PSE on October 26, 2011 of the approval referred to in clause (iii) above. PLDT’s common shareholders had earlier approved the issuance of PLDT common shares as payment for the Enterprise Assets during the PLDT stockholder’s meeting held on June 14, 2011.

As part of the NTC Decision, the NTC also approved the divestment plan presented by PLDT, which covers the following commitments:

•	CURE will sell its Red Mobile business to Smart consisting of its subscriber base, brand and fixed assets;

•	Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 MHz of 3G frequency in the 2100 band, or the Affected Frequency, and related permits, or the Divestment Sale; and

•	PLDT will have a period of nine months reckoned from the date of promulgation of the Decision, or the Transition Period, to effect an orderly migration of CURE’s customers and an orderly transfer of CURE’s assets to Smart with the least disruption and degradation of service to CURE’s existing customers.

The Divestment Sale will be made under the supervision and control of the NTC and will be effected through a competitive bidding among duly enfranchised and qualified public telecommunication entities. A minimum price will be prescribed to allow Smart to recover its investment in acquiring, developing and operating CURE, or the Cost Recovery Amount. In the event that the actual proceeds from the Divestment Sale exceed the Cost Recovery Amount, PLDT will pay the NTC, as fee for supervising the Divestment Sale, at least 50% of such excess less government fees and taxes payable as a consequence of the Divestment Sale.

The Divestment Sale will be conducted within six months after the Transition Period, provided the Decision shall have become final and executory. However, in the event that there will be a delay in the implementation of the Divestment Sale by reason of appeal or any legal challenge against the Decision, CURE will continue to pay spectrum user’s fee and other related fees which will form part of the Cost Recovery Amount. While the Divestment Sale is pending, the PLDT Group will not use the Affected Frequency.

In a letter dated April 23, 2012, Smart updated the NTC on the status of the migration of CURE’s Red Mobile subscribers to Smart’s network. Smart informed the NTC that it is in the process of conducting a survey of these subscribers to enable Smart to offer migration plans that are affordable and yet will address the various needs of said subscribers. In addition, Smart is also in the process of identifying the assets of CURE that need to be transferred to Smart, pursuant to the conditions mandated by the NTC.

As payment for the Enterprise Assets, PLDT issued approximately 27.7 million common shares with a total issue value of around Php69 billion to the seller-parties. Said shares are subject to a lock-up period of one (1) year during which JGSHI and the other sellers may not transfer or encumber such PLDT shares without the consent of PLDT. PLDT granted consents to the sale by JGSHI of 5.81 million and 4.56 million PLDT shares under separate option agreements that JGSHI had entered into with a Philippine associate of First Pacific and NTT DOCOMO, respectively. Following the sale of those shares in November 2011, the JG Summit Group, First Pacific Group and its Philippine affiliates, and NTT Group (NTT DOCOMO and NTT Communications) owned approximately 8%, 26% and 21% of PLDT’s outstanding common shares, respectively, as at March 31, 2012.

On December 8, 2011, PLDT exercised the conversion option for 4 billion Digitel common shares with stated value of Php4 billion comprising 25% of the total amount of increase in Digitel’s authorized capital stock, which was paid through the assignment by PLDT to Digitel of: (i) 2013 Convertible Bonds issued by Digitel, with redemption value of US$25 million or Php1,087 million as of the conversion date of December 8, 2011; and (ii) 15.6% of its 2014 Exchangeable Bonds issued by DCPL with redemption value of US$66 million, or Php2,913 million, as of the exchange date of December 8, 2011. As a result of this partial conversion and exchange by PLDT of bonds into 4 billion Digitel common shares, PLDT’s equity interest increased from 51.6% to 70.2% of the outstanding common stock of Digitel as at January 12, 2012.

Under the SRC, PLDT is required to conduct a mandatory tender offer for all the remaining Digitel shares approximately 48.4% of the issued common stock of Digitel, held by the noncontrolling shareholders in connection with PLDT’s acquisition of 51.6% interest in Digitel from the seller-parties.  On December 5, 2011, PLDT filed its tender offer report on Philippine SEC Form 19.1 setting forth the terms of the mandatory tender offer to purchase the remaining Digitel shares at the price of Php1.6033 per Digitel share, payable in the form of either PLDT             shares issued at Php2,500 per share, or one PLDT common share for every 1,559.28 Digitel shares, or cash, at the option of noncontrolling Digitel shareholders, except for tendering shareholders residing outside the Philippines, who will only be paid in cash.  The tender offer period commenced on December 7, 2011 and ended on January 16, 2012. A total of 2,888 million shares were tendered by Digitel minority shareholders, representing approximately 94% of the shares held by the public. Of the shares tendered, 13% or 374 million Digitel shares were paid in cash for an aggregate amount of Php600 million, and 87% or 2,514 million Digitel shares were paid in PLDT common shares for a total of approximately 1.61 million PLDT common shares, which were issued on January 27, 2012.

On January 25, 2012, Digitel filed for voluntary delisting of its shares with the PSE, since its public ownership level has fallen below the minimum 10% required by the PSE. On February 22, 2012, the PSE granted the petition for voluntary delisting and accordingly ordered the delisting of the shares of Digitel from the Official Registry of the PSE effective March 26, 2012, subject to the payment of the required voluntary delisting fee. Digitel complied with the said condition and the Digitel shares ceased to be tradable on the PSE effective March 26, 2012.

On February 7, 2012, PLDT’s Board of Directors authorized the exchange of 78.4% of the 2014 Exchangeable Bonds issued by DCPL with redemption value of US$340 million, or Php14,641 million, in exchange for 14,641 million Digitel common shares. As at March 26, 2012, PLDT purchased a total of 72.3 million common shares of Digitel from the open market. As a result of the tender offer, open market acquisitions, and the exchange described above, PLDT holds 99.5% of the outstanding capital of Digitel as at March 31, 2012. On May 8, 2012, PLDT’s Board of Directors authorized the exchange of the remaining 2014 Exchangeable Bonds with redemption value of US$27 million, or Php1,143 million, in exchange for 1,143 million Digitel common shares. The exchange is subject to the approval of the Philippine SEC of the increase in Authorized Capital Stock of Digitel. As a result of this additional exchange, PLDT will maintain 99.5% of the enlarged outstanding capital of Digitel.

PLDT’s acquisition of equity interest, convertible exchangeable bonds and advances owned by JGSHI Group, and the mandatory tender offer are linked transactions and was accounted for as a single business combination transaction.

The consideration of Php69,429 million is the sum of the fair value of PLDT’s newly issued 27.7 common shares with fair market value per share of Php2,330 and an aggregate value in the amount of Php64,492 in exchange for the equity interest, convertible exchangeable bonds and advances owned by JGSHI Group, and the fair value of financial instruments based on the statutory put option for the mandatory tender offer of Php4,937 million. The fair value of PLDT’s newly issued shares is valued at Php2,330 per share, which is the quoted fair market value per share as at the market closing on October 26, 2011. Incidental cost related to acquisition amounting to Php599 million was recognized as expense.

As a result of the transaction, provisional goodwill amounting to Php68,340 million, representing the difference between the total consideration of Php69,429 million and the provisional value of net assets acquired of Php1,089 million, was recognized.

The purchase price consideration has been allocated to the assets and liabilities on the basis of provisional values at the date of acquisition as follows:

		Provisional Values
	Previous	Recognized on
	Carrying Value	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment	39,701	39,701
Advances and other noncurrent assets – net of current portion	153	153
Cash and cash equivalents	1,856	1,856
Trade and other receivables	1,593	1,593
Inventories and supplies	281	281
Prepayments	3,039	3,039
Current portion of advances and other noncurrent assets	4	4

	46,627	46,627

Liabilities:
Interest-bearing financial liabilities – net of current portion	17,401	17,401
Deferred income tax liabilities – net	2,783	2,783
Derivative financial liabilities	329	329
Pension and other employee benefits	64	64
Customers’ deposits	4	4
Deferred credits and other noncurrent liabilities	6,004	6,004
Accounts payable	2,318	2,318
Accrued expenses and other current liabilities	12,202	12,202
Derivative financial liabilities	88	88
Current portion of interest-bearing financial liabilities	4,345	4,345

	45,538	45,538

Total net assets acquired	1,089	1,089
Provisional goodwill from the acquisition		68,340

Purchase consideration transferred		69,429

Fair value of newly issued PLDT common shares		64,492
Mandatory tender offer option liability		4,937

		69,429

Cash flow investing activity:
Net cash acquired with subsidiary		1,856

Incidental cost		599

The net assets recognized at the date of acquisition were based on provisional fair values of the assets owned by Digitel, which will be determined through an independent valuation. The result of this valuation had not been received as at the date our consolidated financial statements were approved for issuance by the Board of Directors.

The fair value and gross amount of trade and other receivables amounted to Php1,470 million and Php3,948 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php2,478 million.

The provisional goodwill of Php68,340 million pertains to the expected synergies once the wireless and fixed line businesses of Digitel is integrated into the PLDT Group. The provisional goodwill was not tested for impairment since the acquisition occurred in the fourth quarter of 2011 and there was no material change in Digitel’s business since obtaining the fairness opinion from an independent financial advisor. Expected synergies arising from the acquisition includes cost efficiencies attainable from elimination of redundant infrastructure and facilities between PLDT, Smart and Digitel, and expected increase in revenue from current market share of PLDT, Smart and Digitel due to enhanced connectivity and integrated products and services.

Upon completion of the tender offer on January 16, 2012, we recognized a net reduction adjustment in the provisional goodwill of Php973 million. This adjustment consists of the value of noncontrolling interests of Php1,055 million, which determined based on its share on negative carrying value of Digitel at the end of the tender offer period, net of Php82 million difference between the fair value of the PLDT’s common shares issued for settlement of the purchase price of Digitel shares tendered by the noncontrolling Digitel stockholders and the tender offer liability recognized as at December 31, 2011.

Our consolidated revenues would have increased by Php18,119 million, while our consolidated net income would have increased by Php711 million for the year ended December 31, 2011 had the acquisition of Digitel actually taken place on January 1, 2011. Total revenues and net loss of Digitel included in our consolidated income statement from October 26, 2011 to December 31, 2011 amounted to Php3,845 million and Php606 million, respectively.

14.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets for the three months ended March 31, 2012 and 2011 are as follows:

	Intangible Assets							Total Goodwill
				Technology		Total		and Intangible
	Customer List	Spectrum	Licenses	Application	Trademark	Intangible Assets	Goodwill	Assets
	(in million pesos)
March 31, 2012 (Unaudited)
Costs:
Balance at beginning of the period	1,635	1,205	120	1,053	158	4,171	83,792	87,963
Business combinations (Note 13)	–	–	–	–	–	–	(973)	(973)
Translation and other adjustments	(34)	–	14	3	1	(16)	(206)	(222)
Balance at end of the period	1,601	1,205	134	1,056	159	4,155	82,613	86,768

Accumulated amortization and impairment:
Balance at beginning of the period	1,360	589	41	1,042	53	3,085	4,222	7,307
Amortization during the period (Note 3)	36	20	2	2	4	64	–	64
Translation and other adjustments	(20)	–	13	3	–	(4)	(79)	(83)

Balance at end of the period	1,376	609	56	1,047	57	3,145	4,143	7,288

Net balance at end of the period (Notes 3 and 27)	225	596	78	9	102	1,010	78,470	79,480

Estimated useful lives (in years)	1 – 8	15	18	3 – 5	1 – 10	–	–	–
Remaining useful lives (in years)	1 – 6	8	11	1 – 3	8	–	–	–

December 31, 2011 (Audited)
Costs:
Balance at beginning of the year	1,632	1,205	554	993	159	4,543	14,733	19,276
Business combinations (Note 13)	–	–	–	–	–	–	69,215	69,215
Additions	–	–	2	–	–	2	–	2
Disposal	–	–	(436)	–	–	(436)	(464)	(900)
Translation and other adjustments	3	–	–	60	(1)	62	308	370
Balance at end of the year	1,635	1,205	120	1,053	158	4,171	83,792	87,963

Accumulated amortization and impairment:
Balance at beginning of the year	1,212	509	426	977	41	3,165	4,626	7,791
Amortization during the year	146	80	17	8	13	264	–	264
Disposal	–	–	(407)	–	–	(407)	(430)	(837)
Translation and other adjustments	2	–	5	57	(1)	63	26	89
Balance at end of the year	1,360	589	41	1,042	53	3,085	4,222	7,307

Net balance at end of the year (Notes 3 and 27)	275	616	79	11	105	1,086	79,570	80,656

Estimated useful lives (in years)	1 – 8	15	18	3 – 5	1 – 10	–	–	–
Remaining useful lives (in years)	2 – 6	8	11	1 – 4	8	–	–	–

Intangible Assets

Intangible Assets from Acquisition of SPi and CyMed, Inc., or CyMed

In 2010, ePLDT recognized an impairment of its remaining intangible assets from the acquisition of SPi and CyMed amounting to Php19 million and Php38 million, respectively, pertaining to the medical transcription business of SPi, since the carrying amount of the individual assets from SPi and CyMed were deemed unrecoverable.

There were no impairment indicators identified as at March 31, 2012. Annual impairment testing will be performed at year-end.

Intangible Assets from Acquisition of Chikka and PDSI

In 2010, Smart recognized intangible assets of Php132 million for technology and tradename and Php23 million for technology and customer base acquired in the purchase of Chikka Group and PDSI, respectively, based on the results of the valuation done by independent appraisers.

There were no impairment indicators identified as at March 31, 2012. Annual impairment testing will be performed at year-end.

The consolidated future amortization of intangible assets as at March 31, 2012 is as follows:

Year	(in million pesos)
2012(1)	137
2013	199
2014	161
2015	107
2016 and onwards	406

Balance at end of the period	1,010

(1)	April 1, 2012 through December 31, 2012

Impairment Testing of Goodwill

Goodwill from Acquisition of SBI, CURE, Airborne Access, PDSI and Chikka

The organizational structure of Smart and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed and wireless segments. As at December 31, 2011, Smart’s goodwill comprised of goodwill resulting from Smart’s acquisition of SBI in 2004, CURE in 2008, SBI’s acquisition of a 99.4% equity interest in Airborne Access from ePLDT in 2008 and Smart’s acquisition of PDSI and Chikka in 2009. The test for recoverability of Smart’s goodwill was applied to the wireless asset group, which represents the lowest level for which identifiable cash flows are largely independent of the cash inflows from other groups of assets and liabilities.

Although revenue streams may be segregated among Smart, CURE, SBI and PDSI through subscribers availing themselves of their respective cellular (for Smart and CURE) and wireless broadband (for SBI and PDSI) services, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common-used network/platform. In the case of CURE, it provides cellular services to its subscribers using Smart’s 2G network. SBI, on the other hand, provides broadband wireless access to its subscribers using Smart’s cellular base stations and fiber optic and IP backbone, as well as the Worldwide Interoperability for Microwave Access technology of PDSI. With the common use of wireless assets of Smart in providing 3G cellular and wireless broadband access, the lowest level of assets of CURE, SBI and PDSI for which cash flows are clearly identifiable from other groups of assets is Smart’s wireless business segment. On the other hand, Chikka’s mobile applications and content are developed mainly for the cellular subscribers of Smart and CURE.

The recoverable amount of this segment had been determined using the value in use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors, covering a five-year period from 2012 to 2016. The pre-tax discount rate applied to cash flow projections is 8.8% and cash flows beyond the five-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry.

There were no impairment indicators identified as at March 31, 2012. Annual impairment testing will be performed at year-end.

Goodwill from Acquisition of SPi and its Subsidiaries, CyMed, Springfield Service Corporation, or Springfield, and Laguna Medical Systems, Inc., or Laguna Medical

The goodwill acquired through the SPi, CyMed, Springfield and Laguna Medical transactions was allocated for impairment testing to each of the CGUs of those businesses, namely medical transcription, content solutions, medical billing and medical coding, respectively. The recoverable amount of goodwill was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets and forecasts approved by the Board of Directors, which management believes are reasonable and are management’s best estimate of the ranges of economic conditions that will exist over the remaining useful life of the asset. The pre-tax discount rate of 15% was applied based on the weighted average cost of capital adjusted for the difference in currency and specific risks associated with the assets or businesses of such CGUs.

The recoverable amount exceeded the carrying amount of the CGU, which as a result, no impairment was recognized by SPi for the year ended December 31, 2011.

There were no impairment indicators identified as at March 31, 2012. Annual impairment testing will be performed at year-end.

Goodwill from Acquisition of AGS

Goodwill acquired from the acquisition of AGS was tested for impairment based on the recoverable amount of the CGU, determined based on the cash flow projections of the most recent financial budgets and forecasts approved by the Board of Directors. The pre-tax discount rate applied was 22%, which was based on the weighted average cost of capital. ePLDT recognized full impairment provision of Php216 million as at December 31, 2010.

15.	Cash and Cash Equivalents

As at March 31, 2012 and December 31, 2011, this account consists of:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Cash on hand and in banks (Note 27)	4,877	4,637
Temporary cash investments (Note 27)	41,915	41,420

	46,792	46,057

Cash in banks earn interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing temporary cash investment rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments. See Note 27 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php337 million and Php311 million for the three months ended March 31, 2012 and 2011, respectively.

16.	Trade and Other Receivables

As at March 31, 2012 and December 31, 2011, this account consists of receivables from:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Retail subscribers (Note 27)	11,553	11,302
Corporate subscribers (Notes 24 and 27)	9,201	9,200
Foreign administrations (Note 27)	4,917	4,961
Domestic carriers (Notes 24 and 27)	1,584	1,323
Dealers, agents and others (Notes 18, 24 and 27)	3,995	4,231

	31,250	31,017
Less allowance for doubtful accounts (Notes 3, 5 and 27)	15,236	14,772

	16,014	16,245

Changes in the allowance for doubtful accounts for the three months ended March 31, 2012 and 2011 are as follows:

			Corporate	Foreign		Dealers,
	Total	Retail Subscribers	Subscribers	Administrations	Domestic Carriers	Agents and Others
	(in million pesos)
March 31, 2012 (Unaudited)
Balance at beginning of the period	14,772	7,264	6,492	199	111	706
Provisions (Notes 3, 4 and 5)	468	299	165	1	2	1
Translation and other adjustments	(4)	332	(388)	(4)	41	15

Balance at end of the period	15,236	7,895	6,269	196	154	722

Individual impairment	9,546	3,363	5,266	196	154	567
Collective impairment	5,690	4,532	1,003	–	–	155

	15,236	7,895	6,269	196	154	722

Gross amount of receivables individually impaired, before deducting any impairment allowance	9,546	3,363	5,266	196	154	567

December 31, 2011 (Audited)
Balance at beginning of the year	11,830	5,045	5,956	158	138	533
Business combinations and others (Note 13)	2,463	1,870	305	42	56	190
Provisions	1,549	812	673	12	6	46
Write-offs	(1,037)	(675)	(344)	–	(11)	(7)
Translation and other adjustments	(33)	212	(98)	(13)	(78)	(56)
Balance at end of the year	14,772	7,264	6,492	199	111	706

Individual impairment	9,239	3,099	5,278	199	111	552
Collective impairment	5,533	4,165	1,214	–	–	154

	14,772	7,264	6,492	199	111	706

Gross amount of receivables individually impaired, before deducting any impairment allowance	9,239	3,099	5,278	199	111	552

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers. The aforementioned amounts of receivables are shown net of related payable to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

See Note 24 – Related Party Transactions for the summary of transactions with related parties and Note 27 – Financial Assets and Liabilities on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

17.	Inventories and Supplies

As at March 31, 2012 and December 31, 2011, this account consists of:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	1,432	1,349
At cost	1,894	1,728
Spare parts and supplies:
At net realizable value	941	1,606
At cost	1,601	2,256
Others:
At net realizable value	461	872
At cost	463	875
Total inventories and supplies at the lower of cost or net realizable value (Notes 3, 4, 5 and 27)	2,834	3,827

The cost of inventories and supplies recognized as expense for the three months ended March 31, 2012 and 2011 are as follows:

	2012	2011
	(Unaudited)
	(in million pesos)
Cost of sales	2,383	884
Write-down of inventories and supplies (Notes 3, 4 and 5)	153	22
Repairs and maintenance	121	97
	2,657	1,003

18.	Prepayments

As at March 31, 2012 and December 31, 2011, this account consists of:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Prepaid taxes	9,271	9,101
Prepaid benefit costs (Notes 3 and 25)	5,711	5,654
Prepaid selling and promotions	925	907
Prepaid fees and licenses	362	13
Prepaid rent – net (Notes 3 and 5)	352	137
Prepaid insurance (Note 24)	164	156
Other prepayments	104	128

	16,889	16,096
Less current portion of prepayments (Note 27)	7,947	7,227

Noncurrent portion of prepayments (Note 27)	8,942	8,869

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations less unrecognized net actuarial gains or losses recognized in our consolidated statements of financial position.
See Note 25 – Employee Benefits.

Agreement between PLDT and Smart with Associated Broadcasting Company Development Corporation,
or TV5

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest Holdings, Inc., or MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund, or BTF, for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years. Total prepayment under the advertising placement agreements amounted to Php907 million each as at March 31, 2012 and December 31, 2011.

19.	Equity

Changes in PLDT’s capital account for the three months ended March 31, 2012 and for the year ended December 31, 2011 are as follows:

	Preferred Stock –
	Php10 par value per share
	Series		Total		Common Stock –
	A to II	IV	Preferred Stock		Php5 par value per share
	Number of Shares			Amount	Number of Shares	Amount
			(in millions)
Authorized			823	Php8,230	234	Php1,170

Issued
Balances as at January 1, 2011	406	36	442	Php4,419	189	Php947
Issuance	–	–	–	2	28	138
Conversion	–	–	–	(2)	–	–
Balances as at December 31, 2011 (Audited)	406	36	442	Php4,419	217	Php1,085

Balances as at January 1, 2012	406	36	442	Php4,419	217	Php1,085
Issuance	–	–	–	–	2	9
Conversion	(3)	–	(3)	(30)	–	–
Redemption	(403)	–	(403)	(4,029)	–	–

Balances as at March 31, 2012 (Unaudited)	–	36	36	Php360	219	Php1,094

Preferred Stock

On January 26, 2010, the Board of Directors designated 100,000 shares of preferred stock as Series II 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2010 to December 31, 2012. There were 370 shares of Series II 10% Cumulative Convertible Preferred Stock issued as at March 31, 2012 and December 31, 2011.

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series GG, HH and II 10% Cumulative Convertible Preferred Stock earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at March 31, 2012 was Php5.00 each per share. The number of shares of Common Stock issuable at any time upon conversion of one share of the PLDT Subscriber Investment Plan, or SIP, or the 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock outstanding are at anytime subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of             shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sale price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series GG to II 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

On May 8, 2012, the Board of directors approved the redemption of all outstanding shares of PLDT’s 10% Cumulative Convertible Preferred Stock Series GG effective on August 30, 2012.

PLDT expects to similarly redeem the outstanding shares of 10% Cumulative Convertible Preferred Stock Series HH to II as and when they become eligible for redemption.

The Series IV Cumulative Non-convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

On July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments (the “Amendments”). The shares of voting preferred stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines. The holders of voting preferred stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of voting preferred stock.

The Special Meeting of Stockholders scheduled on September 20, 2011 for purposes of presenting and obtaining stockholders’ approval of the Amendments, or the Special Meeting, was cancelled by the Board of Directors due to an anticipated lack of quorum. Based on the validated and tabulated proxies reported by PLDT’s Transfer Agents, the corporate secretary of PLDT determined that: (1) holders of shares equivalent to 73.27% of the total outstanding common stock had given valid proxies to be represented and vote their shares in the Special Meeting; and (2) the number of shares of preferred stock necessary to bring the total shares represented in person or by proxy and to vote at the Special Meeting to two-thirds of total outstanding capital stock, being the quorum required for the Special Meeting, would most likely not be secured. Under the Corporation Code, holders of preferred shares are also entitled to vote on significant corporate actions, such as the amendment of the Articles of Incorporation, which is the principal item in the agenda for the Special Meeting.

In the Special Meeting of Stockholders which was held on March 22, 2012, the Amendments to the Articles were approved by the holders of more than two thirds (2/3) of the outstanding capital stock (common and preferred) of PLDT. The Amended Articles of Incorporation have been filed with the Philippine SEC and PLDT expects to obtain the Philippine SEC’s approval in due time.

Upon the approval of the Amendments by the Philippine SEC, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, may determine the specific terms, features and limitations of the Voting Preferred Stock and, as it deems necessary to protect the interest of PLDT and its stakeholders, authorize the issuance of             shares of Voting Preferred Stock to Qualified Owners.  It is contemplated that the shares of Voting Preferred Stock will have the following other features:  (a) entitled to dividends at such rate to be determined by the Board of Directors, payable before any dividends are paid to the holders of Common Stock; (b) not convertible to Common Stock or to any shares of stock of PLDT of any class; (c) redeemable at the option of PLDT; (d) holders will have no pre-emptive right to subscribe or purchase any shares of stock of any class, or convertible debt, securities or warrants issued, sold or disposed by PLDT; and (e) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to holders of shares of Common Stock.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s 10% Cumulative Convertible Preferred Stock Series A to FF, or the SIP Preferred Shares, and all such shares were redeemed and retired effective on January 19, 2012, or the Redemption Date.

The record date for the determination of the holders of outstanding SIP Preferred Shares subject to Redemption, or Holders of SIP Preferred Shares, was fixed on October 10, 2011, or the Record Date. In accordance with the terms and conditions of the SIP Preferred Shares, the holders of SIP Preferred Shares as of the Record Date are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to the Redemption Date, or the Redemption Price.

PLDT set aside Php5.8 billion in addition to the Php2.3 billion funds from unclaimed dividends on SIP Preferred Shares, or the total amount of Php8.1 billion to fund the redemption price for the SIP Preferred Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold in trust the Redemption Trust Fund, for the benefit of those Holders of SIP Preferred Shares entitled to payment of the Redemption Price for their SIP Preferred Shares, for a period of ten years from the Redemption Date, or until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

As at January 19, 2012, notwithstanding that any stock certificate representing the SIP Preferred Shares has not been surrendered for cancellation, the SIP Preferred Shares shall no longer be deemed outstanding and the right of the holders of such shares to receive dividends thereon shall cease to accrue and all rights with respect to such SIP Preferred Shares shall forthwith cease and terminate, except only the right to receive the Redemption Price for such SIP Preferred Shares, but without interest thereon.

All SIP Preferred Shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock had been redeemed and retired effective January 19, 2012. A total amount of Php142 million was withdrawn from the Trust Account, representing total payments in redemption as at March 31, 2012. The balance of the Trust Account of Php8.031 billion was presented as part of current portion of advances and other noncurrent assets and the related redemption liability of the same amount was presented as part of accrued expenses and other current liabilities in our statement of financial position as at March 31, 2012.

Common Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock in 2008. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholders value. This also reinforces initiatives that PLDT has already undertaken, such as the declaration of special dividends on common stock in addition to the regular dividend payout equivalent to 70% of our core earnings per share, after having determined that PLDT has the capacity to pay additional returns to shareholders. Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

We had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program as at March 31, 2012 and December 31, 2011. See Note 8 – Earnings Per Common Share and Note 27 – Financial Assets and Liabilities.

On November 9, 2011, the PSE approved the listing of the additional 27.7 million common shares of PLDT, which were issued on October 26, 2011 at the issue price of Php2,500 per share, as consideration for the acquisition by PLDT of the Enterprise Assets of Digitel. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel.

On January 27, 2012, a total of 1.61 million PLDT common shares were issued for settlement of the purchase price of 2,518 million common shares of Digitel tendered by the noncontrolling Digitel stockholders under the mandatory tender offer conducted by PLDT, and which opted to receive payment of the purchase price in the form of PLDT common shares.

Dividends Declared

Our dividends declared for the three months ended March 31, 2012 and 2011 are detailed as follows:

March 31, 2012 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series GG	January 31, 2012	February 29, 2012	March 30, 2012	1.00	–
Series HH	March 22, 2012	April 20, 2012	May 31, 2012	1.00	–
Series II	March 22, 2012	April 20, 2012	May 31, 2012	1.00	–

					–

Cumulative Non-convertible Redeemable Preferred Stock
Series IV*	January 31, 2012	February 20, 2012	March 15, 2012	–	12
Common Stock
Regular Dividend	March 6, 2012	March 20, 2012	April 20, 2012	63.00	13,611
Special Dividend	March 6, 2012	March 20, 2012	April 20, 2012	48.00	10,371

					23,982

Charged to retained earnings					23,994

*	Dividends were declared based on total amount paid up.

March 31, 2011 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series CC	January 25, 2011	February 24, 2011	March 31, 2011	1.00	17
Series DD	January 25, 2011	February 10, 2011	February 28, 2011	1.00	3
Series FF	January 25, 2011	February 10, 2011	February 28, 2011	1.00	–
Series GG	January 25, 2011	February 24, 2011	March 31, 2011	1.00	–
Series EE	March 29, 2011	April 28, 2011	May 31, 2011	1.00	–
Series HH	March 29, 2011	April 28, 2011	May 31, 2011	1.00	–

					20

Cumulative Non-convertible Redeemable Preferred Stock
Series IV*	January 25, 2011	February 18, 2011	March 15, 2011	–	12

Common Stock
Regular Dividend	March 1, 2011	March 16, 2011	April 19, 2011	78.00	14,567
Special Dividend	March 1, 2011	March 16, 2011	April 19, 2011	66.00	12,326

					26,893

					26,925

*	Dividends were declared based on total amount paid up.

Our dividends declared after March 31, 2012 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-convertible Redeemable Preferred Stock
Series IV*	May 8, 2012	May 28, 2012	June 15, 2012	–	12

*	Dividends were declared based on total amount paid up.

20.	Interest-bearing Financial Liabilities

As at March 31, 2012 and December 31, 2011, this account consists of the following:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 4, 5, 9, 23 and 27)	92,755	91,273
Obligations under finance leases (Notes 3, 4, 5, 23 and 27)	6	7

	92,761	91,280

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 4, 5, 9, 23 and 27)	19,275	22,893
Notes payable (Notes 4, 5, 23 and 27)	2,058	3,109
Obligations under finance leases maturing within one year (Notes 3, 4, 5, 23 and 27)	7	7
	21,340	26,009

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in the financial liabilities as at March 31, 2012 and December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Long-term debt (Note 27)	1,893	2,136
Obligation under finance lease	2	2

Unamortized debt discount at end of the period	1,895	2,138

The following table describes all changes to unamortized debt discount for the three months ended March 31, 2012 and for the year ended December 31, 2011.

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Unamortized debt discount at beginning of the period	2,138	2,945
Additions during the period	35	43
Revaluations during the period	10	187
Accretion during the period included as part of “Financing costs – net – Accretion on financial liabilities – net” (Note 5)	(288)	(1,037)
Unamortized debt discount at end of the period	1,895	2,138

Long-term Debt

As at March 31, 2012 and December 31, 2011, long-term debt consists of:

		2012			2011
Description	Interest Rates	(Unaudited			(Audited)
				(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
China Export and Credit Insurance Corporation, or Sinosure	US$ LIBOR + 0.55% to 1.80% in 2012 and 2011	US$	242	Php10,405	US$	248	Php10,879
Exportkreditnamnden, or EKN	1.99% to 3.79% and US$ LIBOR + 0.30% to 0.35% in 2012 and 3.79% and US$ LIBOR + 0.30% to 0.35% in 2011	103		4,431	102		4,483
EKN and AB Svensk Exportkredit, or SEK	3.9550% in 2012 and 2011	77		3,287	79		3,475
Finnvera, Plc, or Finnvera	2.99% and US$ LIBOR + 1.35% in 2012 and 2011	58		2,510	63		2,775
Others	US$ LIBOR + 0.35% to 0.40% in 2012 and 2011	5		194	6		256
			485	20,827		498	21,868
Fixed Rate Notes	8.35% to 11.375% in 2012 and 2011		378	16,215		377	16,567
Term Loans:
Debt Exchange Facility	2.25% in 2012 and 2011		242	10,407		238	10,472
GSM Network Expansion Facilities	US$ LIBOR + 0.42% to 1.85% in 2012 and 4.70% and US$ LIBOR + 0.42% to 1.85% in 2011	125		5,348	50		2,201
Others	US$ LIBOR + 0.42% to 2.00% in 2012 and 2.79% + swap rate and US$ LIBOR + 0.42% to 0.50% in 2011	53		2,260	51		2,222
		US$	1,283	55,057	US$	1,214	53,330

Philippine Peso Debts:
Corporate Notes	5.3300% to 9.1038% in 2012 and 5.4692% to 9.1038% and PDST-F + 1.25% in 2011			35,272			38,510
Term Loans:
Unsecured Term Loans	5.8308% to 8.6271%, PDST-F + 0.30% and BSP overnight rate + 30 bps to 50 bps in 2012 and 2011			21,677			22,277
Secured Term Loans	PDST-F + 1.375% in 2012 and PDST-F + 1.375% and AUB’s prime rate in 2011			24			49

				56,973			60,836

Total long-term debt				112,030			114,166
Less portion maturing within one year (Note 27)				19,275			22,893

Noncurrent portion of long-term (Note 27)				Php92,755			Php91,273

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at March 31, 2012 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	In U.S. Dollar	In Php	In Php	In Php
		(in millions)
2012(1)	278	11,939	4,677	16,616
2013	163	7,016	3,882	10,898
2014	401	17,217	6,280	23,497
2015	92	3,925	9,772	13,697
2016 and onwards	391	16,799	32,416	49,215

	1,325	56,896	57,027	113,923

(1)	April 1, 2012 through December 31, 2012

U.S. Dollar Debts:

Export Credit Agencies-Supported Loans

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies.

Sinosure

On December 1, 2005, DMPI signed a US$23.6 million seven-year Export Credit Agreement to finance the supply of the equipment, software, and offshore services for the GSM 1800 in the National Capital Region, or NCR, with Societe Generale and Credit Agricole Corporate and Investment Bank (formerly Calyon) as the lenders. The facility is covered by a guarantee from China Export and Credit Insurance Corporation, or Sinosure, the export-credit agency of China. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on December 1, 2013. The agreement was drawn on various dates in 2005, 2006, and 2007 in the total amount of US$23.6 million. The amounts of US$7 million, or Php289 million, and US$7 million, or Php296 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

On May 4, 2006, DMPI signed a US$12.7 million seven-year Export Credit Agreement to finance the supply of the equipment and software for the expansion of its GSM services in the NCR with the Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on October 6, 2014. The agreement was drawn on various dates in 2007 and 2008 in the total amount of US$12.2 million. The undrawn amount of US$0.5 million was cancelled. The amounts of US$5 million or Php224 million, and US$5 million, or Php229 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

On June 1, 2006, DMPI signed a US$12 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the upgrading of GSM Phase 5 Core Intelligent Network Project with ING Bank N.V., or ING Bank, as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on June 1, 2014. The agreement was drawn on November 24, 2006 and October 31, 2007 in the amounts of US$8 million and US$2 million, respectively. The undrawn amount of US$2 million was cancelled. The amounts of US$3 million, or Php150 million, and US$4 million, or Php153 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

On May 24, 2007, DMPI signed a US$21 million seven-year Buyer’s Credit Agreement to finance the equipment for the Phase 6 South Luzon Change Out and Expansion Project with ING Bank as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on May 24, 2015. The agreement was drawn on various dates in 2008 in the total amount of US$20.8 million. The undrawn amount of US$0.2 million was cancelled. The amounts of US$10 million, or Php447 million, and US$10 million, or Php457 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

On May 24, 2007, DMPI signed a US$12.1 million seven-year Buyer’s Credit Agreement to finance the equipment for the Phase 6 NCR Expansion Project with ING Bank as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on May 24, 2015. The agreement was drawn on various dates in 2008 in the total amount of US$12.1 million. The amounts of US$6 million, or Php260 million, and US$6 million, or Php266 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

On November 10, 2008, DMPI signed a US$5.5 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the supply of 3G network in the NCR with ING Bank as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on September 1, 2016. The agreement was drawn on December 19, 2008, December 24, 2008 and November 9, 2009 in the amounts of US$2.6 million, US$2.1 million and US$0.8 million, respectively. The amounts of US$4 million, or Php152 million, and US$4 million, or Php172 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

On November 10, 2008, DMPI signed a US$4.9 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 Intelligent Network Expansion Project with ING Bank as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on September 1, 2016. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$4.9 million. The amounts of US$3 million, or Php136 million, and US$4 million, or Php155 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

On November 10, 2008, DMPI signed a US$23.8 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 Core Expansion Project with ING Bank as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on September 1, 2016. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$23.8 million. The amounts of US$15 million, or Php656 million, and US$17 million, or Php746 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

On August 14, 2009, DMPI signed a US$15.9 million seven-year facility agreement to finance the supply of telephone equipment for the Phase 7 South Luzon Base Station Expansion with The Hong Kong and Shanghai Banking Corporation Limited, or HSBC, as the lender. The facility is covered by a guarantee from Sinosure. The facility is payable over seven years in 14 equal semi-annual installments with final installment on August 14, 2017. The loan was drawn in 2009 and 2010 in the amounts of US$14.1 million and US$1.4 million, respectively. The undrawn amount of US$0.4 million was cancelled. The amounts of US$12 million, or Php521 million, and US$13 million, or Php581 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

On August 14, 2009, DMPI signed a US$24.7 million seven-year facility agreement to finance the supply of telephone equipment for the Phase 5 NCR Base Station Expansion with Credit Suisse as the lead arranger. The facility is covered by a guarantee from Sinosure. The facility is payable over seven years in 14 equal semi-annual installments with final installment on August 14, 2017. The loan was drawn on various dates in 2009 and 2010 in the total amount of US$24.7 million. The amounts of US$20 million, or Php833 million, and US$21 million, or Php930 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

On December 16, 2009, DMPI signed a US$50 million seven-year Buyer’s Credit Agreement to finance the equipment and related materials for the Phase 2 3G Expansion and Phase 8A NCR and South Luzon BSS Expansion Projects with China Citic Bank Corporation Ltd., or China CITIC Bank, as the original lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on December 17, 2017. The agreement was drawn on June 25, 2010 and December 14, 2010 in the amounts of US$37 million and US$11 million, respectively. The undrawn amount of US$2 million was cancelled. On December 9, 2011, China CITIC Bank and ING Bank signed a Transfer Certificate and Assignment of Guarantee whereby ING Bank took over the debt under the Buyers Credit Agreement. The assignment of debt was completed on December 16, 2011. The amounts of US$41 million, or Php1,746 million, and US$41 million, or Php1,786 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

On September 15, 2010, DMPI signed a US$117.3 million seven-year Term Loan Facility Agreement to finance the purchase of equipment and related materials for the expansion of: (1) Phase 8A and 8B Core and IN; (2) Phase 3 3G; and (3) Phase 8B NCR and SLZ BSS with China Development Bank and HSBC as the lenders. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven and half years in 15 equal semi-annual installments with final installment on April 10, 2019. The agreement was drawn on various dates in 2011 in the total amount of US$116.3 million. The undrawn amount of US$1 million was cancelled. The amounts of US$116 million, or Php4,991 million, and US$116 million, or Php5,108 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

EKN

On April 4, 2006, DMPI signed a US$18.7 million nine-year loan agreement to finance the supply of GSM mobile telephone equipment and related services with Nordea Bank AB (publ), or Nordea Bank, as the lender. The facility is covered by a guarantee from EKN, the export-credit agency of Sweden. The loan is payable over nine years in 18 equal semi-annual installments with final installment on April 30, 2015. The loan was fully drawn on various dates in 2006 and 2007. The amounts of US$8 million, or Php322 million, and US$7 million, or Php329 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

On December 20, 2006, DMPI signed a US$43.2 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the GSM Expansion in Visayas and Mindanao with ING Bank as the lender. The facility is covered by a guarantee from EKN. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on May 30, 2014. The agreement was drawn on various dates in 2007 and 2008 in the total amount of US$42.9 million. The undrawn amount of US$0.3 million was cancelled. The amounts of US$16 million, or Php684 million, and US$16 million, or Php700 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

On December 17, 2007, DMPI signed a US$51.2 million nine-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 Expansion Project in Visayas and Mindanao with ING Bank, Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from EKN. The agreement is payable over nine years in 18 equal semi-annual installments with final installment on June 30, 2017. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$51.11 million. The undrawn amount of US$0.1 million was cancelled. The amounts of US$32 million, or Php1,385 million, and US$32 million, or Php1,416 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

On December 17, 2007, DMPI signed a US$59.2 million nine-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 North Luzon Expansion and Change-out Project with ING Bank, Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from EKN. The agreement is payable over nine years in 18 equal semi-annual installments with final installment on March 30, 2017. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$59 million. The undrawn amount of US$0.1 million was cancelled. The amounts of US$34 million, or Php1,450 million, and US$38 million, or Php1,631 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

On November 25, 2008, Smart signed a US$22 million five-year term loan facility to finance the supply, installation, commissioning and testing of Wireless-Code Division Multiple Access, or W-CDMA/High Speed Packet Access project with Nordea Bank as the original lender, arranger and facility agent and subsequently assigned its rights and obligations to the AB Svensk Exportkredit (Swedish Export Credit Corporation), or SEK, supported by EKN on December 10, 2008. The amounts of US$8 million, US$13 million and US$1 million were drawn on December 15, 2008, August 5, 2009 and September 1, 2009, respectively. This facility is payable semi-annually in ten equal installments commencing six months from December 10, 2008. The outstanding balance under the facility amounted to US$9 million, or Php406 million, and US$9 million, or Php414 million, both net of unamortized debt discount, as at March 31, 2012 and December 31, 2011, respectively.

On June 10, 2011, Smart signed a US$49 million five-year term loan facility to finance the supply and services contracts for the modernization and expansion project with Nordea Bank as the original lender, arranger and facility agent. On July 5, 2011, Nordea Bank assigned its rights and obligations to the SEK guaranteed by EKN. This facility is payable semi-annually in ten equal installments commencing on June 29, 2012. The amount of US$4 million was drawn on this facility on March 13, 2012. The amount of US$4 million, or Php184 million, net of unamortized debt discount, remained outstanding as at March 31, 2012.

EKN and SEK

On April 28, 2009, DMPI signed a US$96.6 million eight and a half-year loan agreement to finance the supply of GSM mobile telephone equipment and related services with Nordea Bank and ING Bank as the lenders. The facility is covered by a guarantee from EKN and SEK, the export-credit agency of Sweden. The agreement is comprised of Tranche 1 and Tranche 2 in the total amounts of US$43 million and US$53.6 million, respectively. Both tranches are payable over eight and a half years in 17 equal semi-annual installments with final installment on February 28, 2018 for Tranche 1 and November 30, 2018 for Tranche 2. Tranches 1 and 2 were fully drawn on various dates in 2009, 2010 and 2011. The aggregate amounts of US$77 million, or Php3,287 million, and US$79 million, or Php3,475 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

Finnvera, Plc, or Finnvera

On May 14, 2009, Smart signed a US$50 million five-year term facility to finance the Phase 10 (Extension) GSM equipment and services contract with Finnish Export Credit, Plc, or FEC, guaranteed by Finnvera, the Finnish Export Credit Agency, and awarded to Calyon as the arranger. The facility was drawn on July 15, 2009. The loan is payable over five years in ten equal semi-annual payments. The amounts of US$24 million, or Php1,051 million, and US$29 million, or Php1,290 million, both net of unamortized debt discount, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

On October 9, 2009, Smart signed a US$50 million five-year term loan facility to finance GSM equipment and services contracts with FEC guaranteed by Finnvera for 100% political and commercial risk cover. The facility was awarded to Citicorp as the arranger and was drawn on April 7, 2010 and was subsequently transferred to ANZ on January 4, 2011. The loan is payable over five years in ten equal semi-annual payments. The amounts of US$34 million, or Php1,459 million, and US$34 million, or Php1,485 million, both net of unamortized debt discount, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

Others – Export Credit Agencies

Compagnie Francaise d’ Assurance pour le Commerce Exterieur, or COFACE

On August 18, 2005, DMPI signed a US$19 million seven-year Export Credit Agreement to finance the supply of telecommunications materials, software, and services for the GSM Cellular Mobile Short Term Core Expansion Project with ING Bank, Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from COFACE, the export-credit agency of France. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on February 8, 2013. The agreement was drawn on various dates in 2005 and 2006 in the total amount of US$18.2 million. The undrawn amount of US$0.8 million was cancelled. The amounts of US$3 million, or Php111 million, and US$4 million, or Php171 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

Atradius N.V., or Atradius

On July 3, 2006, DMPI signed a US$6 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 5 Mobile Messaging Core Network with ING Bank as the lender. The facility is covered by a guarantee from Atradius, the export-credit agency of Amsterdam, the Netherlands. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on June 27, 2014. The agreement was drawn on September 29, 2006 and August 28, 2007 in the amounts of US$3.5 million and US$1.9 million, respectively. The undrawn amount of US$0.6 million was cancelled. The amounts of US$2 million, or Php83 million, and US$2 million, or Php85 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at March 31, 2012 and December 31, 2011:

			2012			2011
Principal Amount	Interest Rate	Maturity Date	(Unaudited)			(Audited)
					(in millions)
US$234,259,000	8.350%	March 6, 2017	US$	232	Php9,964	US$	232	Php10,189
US$145,789,000	11.375%	May 15, 2012		146	6,251		145	6,378
			US$	378	Php16,215	US$	377	Php16,567

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from PCEV’s creditors approximately US$289 million, or 69.4%, of the aggregate of PCEV’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid a cash amount of US$1.5 million, or Php84 million and issued new debt of
US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of unamortized debt discount amounting to Php7,464 million.

The outstanding balance of the Facility amounted to US$242 million, or Php10,407 million, and US$238 million, or Php10,472 million, both net of unamortized debt discount, as at March 31, 2012 and December 31, 2011, respectively. The Facility will be payable in full on June 30, 2014.

GSM Network Expansion Facilities

On October 16, 2006, Smart signed a U.S. Dollar term loan facility with Metropolitan Bank and Trust Company, or Metrobank, to finance the related Phase 9 GSM facility for an amount of US$50 million. The facility is a five-year loan payable in 18 equal quarterly installments commencing on the third quarter from initial drawdown date with final repayment on October 10, 2012. The facility was drawn on October 10, 2007 for the full amount of US$50 million. The amounts of US$8 million, or Php358 million, and US$11 million, or Php488 million, both net of unamortized debt discount, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

On October 10, 2007, Smart signed a US$50 million five-year term loan facility to finance the related Phase 10 GSM equipment and service contracts. The facility was awarded to Norddeutsche Landesbank Girozentrale Singapore Branch, or Nord LB, as the lender with Standard Chartered Bank (Hong Kong) Ltd. as the facility agent. The full amount of the facility was drawn on March 10, 2008. The loan is payable over five years in ten equal semi-annual payments with final repayment on March 11, 2013. The amounts of US$10 million, or
Php429 million, and US$15 million, or Php657 million, both net of unamortized debt discount, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

On November 27, 2008, Smart signed a US$50 million five-year term loan facility to finance the Phase 10 GSM equipment and service contracts with FEC. The facility was awarded to ABN AMRO Bank N.V., Australia and New Zealand Banking Group Limited, Standard Chartered Bank (Hong Kong) Ltd., Mizuho Corporate Bank Ltd. as the lead arrangers. The loan is payable over five years in ten equal semi-annual installments with final repayment on January 23, 2014. The facility was drawn on January 23, 2009 and May 5, 2009 in the amounts of US$5 million and US$45 million, respectively. The amounts of US$20 million, or Php852 million, and
US$25 million, or Php1,090 million, both net of unamortized debt discount, remained outstanding as at
March 31, 2012 and December 31, 2011, respectively.

On June 6, 2011, Smart signed a US$60 million five-year term loan facility to finance the equipment and service contracts for the modernization and expansion project with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender. The loan is payable over five years in eight equal semi-annual installments with the first installment due on December 6, 2012. The amount of US$41 million was drawn on this facility on March 5, 2012. The amount of US$41 million, or Php1,756 million, net of debt discount, remained outstanding as at March 31, 2012.

On August 19, 2011, Smart signed a US$50 million five-year term loan facility to finance the supply contracts for the modernization and expansion project with FEC as the lender. The facility was arranged by The Bank of Tokyo-Mitsubishi UFJ, Ltd., HSBC and Mizuho Corporate Bank, Ltd. This facility is payable semi-annually in ten equal installments commencing on February 19, 2013. The amount of US$46 million was drawn on this facility on March 14, 2012. The amount of US$46 million, or Php1,953 million, net of debt discount, remained outstanding as at March 31, 2012.

Other Term Loans

On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Nord LB to be used for the capital expenditure requirements of PLDT. Two separate drawings of US$50 million each was drawn from the facility on March 27, 2008 and April 10, 2008 and is payable over five years in ten equal semi-annual installments with final repayment on March 27, 2013. The amounts of US$20 million, or Php859 million, and US$30 million, or Php1,318 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

On July 15, 2008, PLDT signed a loan agreement amounting to US$50 million with the Bank of the Philippine Islands, or BPI, to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on July 21, 2008 in the amount of US$15 million and the balance of US$35 million was drawn on September 30, 2008. This loan is payable in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date with final repayment on July 22, 2013. The amounts of US$18 million, or Php757 million, and US$21 million, or Php904 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

On March 7, 2012, PLDT signed a US$150 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the facility agent. Proceeds from the facility will be used to finance capital expenditures and/or to refinance PLDT’s existing obligations which were also used to finance capital expenditures for network expansion and improvement programs. The facility is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the facility agreement. A notice of borrowing has been made to the lenders for the initial drawdown of US$100 million on May 10, 2012.

On March 16, 2012, PLDT signed a US$25 million term loan facility agreement with Citibank, N.A. Manila to refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. This loan is payable over five years in 17 equal quarterly installments commencing 12 months from initial drawdown date. No drawdown has been made to-date under this agreement.

On March 26, 2012, SPi signed a loan agreement amounting to US$15 million with Security Banking Corporation, or Security Bank. The loan will mature on March 26, 2017 and is payable in 19 quarterly installments commencing on September 24, 2012. The amount of US$15 million, or Php644 million, remained outstanding as at March 31, 2012.

Philippine Peso Debts:

Corporate Notes

Php5,000 Million Fixed Rate Corporate Notes

On February 15, 2007, Smart issued Php5,000 million fixed rate corporate notes, comprised of Series A five-year notes amounting to Php3,800 million and Series B ten-year notes amounting to Php1,200 million. Proceeds from the issuance of these notes have been used primarily for Smart’s capital expenditures for network improvement and expansion. The amounts of Php1,164 million and Php4,963 million, both net of unamortized debt discount, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

Php5,000 Million Fixed Rate Corporate Notes

On December 12, 2008, Smart issued a five-year term unsecured fixed rate corporate notes amounting to
Php5,000 million. The facility has annual amortizations equivalent to 1% of the principal amount with the balance of 96% payable on December 13, 2013. Funds raised from the issuance of these notes were used primarily to finance Smart’s capital expenditures for network upgrade and expansion program. The amounts of Php4,827 million, net of unamortized debt discount, remained outstanding as at December 31, 2011 and was paid in full on March 12, 2012.

Php5,000 Million Fixed Rate Corporate Notes

On February 20, 2009, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated February 18, 2009, comprised of Series A five-year notes amounting to Php2,390 million, Series B seven-year notes amounting to Php100 million, and Series C ten-year notes amounting to Php2,510 million. Proceeds from the facility were used to finance capital expenditures of PLDT. The aggregate amounts of Php4,928 million and Php4,952 million remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

Php7,000 Million Fixed Rate Corporate Notes

On December 10, 2009, PLDT issued Php7,000 million fixed rate corporate notes under a Notes Facility Agreement dated December 8, 2009, comprised of Series A 5.25-year notes amounting to Php5,050 million, Series B seven-year notes amounting to Php850 million, and Series C ten-year notes amounting to Php1,100 million. Proceeds from the facility were used to finance capital expenditures and/or to refinance its loan obligations which were also used to finance capital expenditures for network expansion and improvement. The aggregate amount of Php6,781 million remained outstanding as at March 31, 2012 and December 31, 2011.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, PLDT issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010. The notes are non-amortizing and will mature on July 13, 2015. Proceeds from the facility were used to finance capital expenditures and/or to refinance PLDT’s loan obligations which were also used to finance capital expenditures for network expansion and improvement. The amount of Php2,500 million remained outstanding as at March 31, 2012 and December 31, 2011.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, Smart issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010. The notes are non-amortizing and will mature on July 13, 2015. Proceeds from the facility was used primarily to finance Smart’s capital expenditures for network improvement and expansion. The amounts of Php2,488 million and Php2,487 million, net of unamortized debt discount, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

Php2,000 Million Fixed Rate Corporate Notes

On March 9, 2011, Smart signed a Notes Facility Agreement with BDO Private Bank, Inc. amounting to Php2,000 million to finance capital expenditures. Tranche A amounting to Php1,000 million was issued on March 16, 2011. Tranche B amounting to Php1,000 million was issued in multiple drawdowns of Php250 million each, the first of which was on March 24, 2011. On various dates in April 2011, the remaining Php750 million of Tranche B was fully drawn. The aggregate amount of Php2,000 million remained outstanding as at March 31, 2012 and December 31, 2011. The facility is payable in full, five years from the respective issue dates.

Php5,000 Million Fixed Rate Corporate Notes

On March 24, 2011, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated March 22, 2011, comprised of Series A 5-year notes amounting to Php3,435 million, Series B 7-year notes amounting to Php700 million and Series C ten-year notes amounting to Php865 million. Proceeds from the facilities were used to finance capital expenditures for network expansion and improvement and/or to refinance existing debt obligations which were also used to finance service improvements and expansion programs. The amounts of Php4,950 million and Php5,000 million remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

Php5,000 Million Fixed Rate Corporate Notes

On November 8, 2011, PLDT issued Php5,000 million fixed rate notes under a Notes Facility Agreement dated November 4, 2011, comprised of Series A 5-year notes amounting to Php2,795 million, Series B 7-year notes amounting to Php230 million and Series C 10-year notes amounting to Php1,975 million. Proceeds from the facilities were used to finance capital expenditures for network expansion and improvement and/or to refinance existing debt obligations which were also used to finance service improvements and expansion programs. The amount of Php5,000 million remained outstanding as at March 31, 2012 and December 31, 2011.

Php5,500 Million Fixed Rate Corporate Notes

On March 19, 2012, Smart issued Php5,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated March 15, 2012, comprised of Series A five-year notes amounting to Php1,910 million and Series B ten-year notes amounting to Php3,590 million. Proceeds from the issuance of these notes have been used primarily for Smart’s debt refinancing and capital expenditures. The amount of Php5,461 million, net of debt discount, remained outstanding as at March 31, 2012.

Term Loans

Unsecured Term Loans

Php2,500 Million Term Loan Facility

On October 21, 2008, Smart signed a Philippine Peso term loan facility with Metrobank to finance capital expenditures for an amount of Php2,500 million, which was drawn in full on November 13, 2008. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown with final repayment on November 13, 2013. The amounts of Php1,092 million and Php1,248 million, both net of unamortized debt discount, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

Php2,400 Million Term Loan Facility

On November 21, 2008, PLDT signed a loan agreement with Land Bank of the Philippines, or LBP, amounting to
Php2,400 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on
December 12, 2008 in the amount of Php500 million and the balance of Php1,900 million was subsequently drawn on May 20, 2009 and July 31, 2009 in two equal Php500 million tranches and on September 15, 2009 in the amount of Php900 million. The loan is payable over five years in ten equal semi-annual installments with final repayment on December 12, 2013. The amount of Php1,022 million remained outstanding as at March 31, 2012 and December 31, 2011.

Php3,000 Million Term Loan Facility

On November 26, 2008, PLDT signed a loan agreement with Union Bank of the Philippines amounting to
Php3,000 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on
December 22, 2008 in the amount of Php500 million and the balance of Php2,500 million was subsequently drawn on April 14, 2009. The loan is payable over five years in nine equal semi-annual installments commencing on the second semester from initial drawdown date with final repayment on December 23, 2013. The amount of Php1,333 million remained outstanding as at March 31, 2012 and December 31, 2011.

Php2,000 Million Term Loan Facility

On November 28, 2008, PLDT signed a loan agreement with Philippine National Bank, or PNB, amounting to
Php2,000 million to be used for its capital expenditure requirements in connection with PLDT’s service improvement and expansion programs. The initial drawdown under this loan was made on December 19, 2008 in the amount of Php500 million and the balance of Php1,500 million was subsequently drawn on January 30, 2009, February 27, 2009 and March 13, 2009 in three equal Php500 million tranches. The loan is payable over five years in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date with final repayment on December 19, 2013. The amounts of Php824 million and Php941 million remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

Php2,500 Million Term Loan Facility

On March 6, 2009, PLDT signed a loan agreement with Banco de Oro Unibank, Inc., or BDO, amounting to
Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 17, 2014. The amount of Php2,500 million remained outstanding as at March 31, 2012 and December 31, 2011.

Php1,500 Million Term Loan Facility

On May 12, 2009, Smart signed a Philippine Peso term loan facility with BDO amounting to Php1,500 million to finance capital expenditures, which was fully drawn on May 20, 2009. The facility is a three-year loan, payable in full upon maturity on May 20, 2012. The amounts of Php1,500 million and Php1,498 million, both net of unamortized debt discount, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

Php2,500 Million Term Loan Facility

On June 8, 2009, PLDT signed a loan agreement with RCBC amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization of 1% on the fifth and sixth year from initial drawdown date and the balance payable upon maturity on September 28, 2016. The amount of Php2,500 million remained outstanding as at March 31, 2012 and December 31, 2011.

Php1,500 Million Term Loan Facility

On June 16, 2009, PLDT signed a loan agreement with Allied Banking Corporation amounting to Php1,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments commencing on September 15, 2010 with final repayment on September 15, 2014. The amount of Php1,500 million was fully drawn on September 15, 2009. The amounts of Php882 million and Php971 million remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

Php500 Million Term Loan Facility

On June 29, 2009, PLDT signed a loan agreement with Insular Life Assurance Company, Ltd. amounting to Php500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on July 1, 2016. The amount of Php500 million remained outstanding as at March 31, 2012 and December 31, 2011.

Php1,000 Million Term Loan Facility

On July 16, 2009, Smart signed a Philippine Peso term loan facility with Metrobank to finance capital expenditures for an amount of Php1,000 million, which was drawn in full on August 3, 2009. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown with final repayment on August 1, 2014. The amounts of Php625 million and Php688 million, both net of unamortized debt discount, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

Php2,000 Million Term Loan Facility

On September 18, 2009, PLDT signed a loan agreement with BPI amounting to Php2,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on October 27, 2014. The initial drawdown under this loan was made on October 26, 2009 in the amount of Php1,000 million and the balance of Php1,000 million was subsequently drawn on December 4, 2009. The amounts of Php1,294 million and Php1,412 million remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

Php1,000 Million Term Loan Facility

On November 23, 2009, PLDT signed a loan agreement with BPI amounting to Php1,000 million to finance capital expenditures and/or refinance its obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on December 18, 2014. The amount of Php1,000 million was fully drawn on December 18, 2009. The amounts of Php647 million and Php706 million remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

Php1,500 Million Term Loan Facility

On March 15, 2011, Smart signed a Philippine Peso term loan facility with Metrobank to finance capital expenditures for an amount of Php1,500 million, which was drawn in full on March 22, 2011 and remained outstanding as at March 31, 2012 and December 31, 2011. The facility is a five-year loan, payable in full upon maturity on March 22, 2016.

Php2,000 Million Term Loan Facility

On March 24, 2011, Smart signed a Philippine Peso term loan facility with PNB to finance capital expenditures for an amount of Php2,000 million, which was drawn in full on March 29, 2011 and remained outstanding as at March 31, 2012 and December 31, 2011. The facility is a five-year loan, payable in full upon maturity on March 29, 2016.

Php300 Million Term Loan Facility

On April 4, 2011, PLDT signed a loan agreement with the Manufacturers Life Insurance Co. (Phils.), Inc., or Manulife, amounting to Php300 million to finance capital expenditures and/or refinance its existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 29, 2016. The amount of Php300 million was fully drawn on April 28, 2011 and remained outstanding as at March 31, 2012 and December 31, 2011.

Php500 Million Term Loan Facility

On April 4, 2011, PLDT signed a loan agreement with Manulife amounting to Php500 million to finance capital expenditures and/or refinance its existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on June 17, 2016. The amount of Php500 million was fully drawn on June 16, 2011 and remained outstanding as at March 31, 2012 and December 31, 2011.

Php1,000 Million Term Loan Facility

On April 12, 2011, Digitel signed a Php1,000 million five-year term loan facility agreement to finance additional capital expenditure requirements with Metrobank as the lender. The principal is payable upon maturity or on June 23, 2016. The agreement was drawn on various dates in June 2011 in the total amount of Php710 million and remained outstanding as at March 31, 2012 and December 31, 2011. The undrawn amount of Php290 million was cancelled.

Php2,000 Million Term Loan Facility

On April 14, 2011, Digitel signed a Php2,000 million five-year term loan facility agreement to finance the capital expenditures and/or refinance existing loan obligations with BDO as the lender. The principal is payable upon maturity or on May 26, 2016. The agreement was drawn on various dates in 2011 in the total amount of Php1,948 million and remained outstanding as at March 31, 2012 and December 31, 2011. The undrawn amount of Php52 million was cancelled.

Php2,000 Million Term Loan Facility

On March 20, 2012, PLDT signed a Php2,000 million term loan facility agreement with RCBC to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over ten years with an annual amortization rate of 1% on the fifth year up to the ninth year from initial drawdown date and the balance payable upon maturity. The amount of Php2,000 million was fully drawn on April 12, 2012.

Php3,000 Million Term Loan Facility

On April 27, 2012, PLDT signed a Php3,000 million term loan facility agreement with LBP to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity. No drawdown has been made to-date under this agreement.

Secured Term Loans

Php150 Million Term Loan Facility

On June 7, 2007, AGS obtained a medium term loan facility with BPI amounting to Php150 million, which was fully availed of in December 2007. Each interest period will cover a 90-day period commencing on the initial drawdown date and the interest rate will be determined at the first day of each interest period and payable at the end of the interest period. The loan facility was obtained to facilitate the purchase of a subsidiary and to support its working capital requirements. The aggregate loan amount is due as follows: (a) 20% within the third year from first drawdown date; (b) 20% within the fourth year from first drawdown date; and (c) 60% within the fifth year from first drawdown date. AGS is given a right to repay the principal and the interest accruing thereon on each interest payment date or interest rate setting date without any prepayment penalty. AGS and the bank has agreed to the following terms: (a) pledge of AGS’s             shares of stock of the subsidiary purchased at a collateral loan ratio of 2:1; (b) assignment of receivables at a collateral-to-loan of 2:1; and (c) negative pledge on other present and future assets of AGS. The outstanding principal balances of the loan were Php24 million and Php49 million as at March 31, 2012 and December 31, 2011, respectively.

Notes Payable

Vendor Financing

On January 5, 2006, a Promissory Note in the amount of US$1.3 million was issued by DMPI in relation to the Purchase Agreement between DMPI and Ceragon Networks Ltd., dated December 1, 2005, as payment for the financeable portion of the Contract Price. The Promissory Note is payable in ten consecutive semi-annual installments with final installment on February 22, 2012. The outstanding balance amounting to US$0.1 million, or Php5 million, as at December 31, 2011 was paid in full on February 22, 2012.

On January 5, 2006, a Promissory Note in the amount of US$1.2 million was issued by DMPI in relation to the Purchase Agreement between DMPI and Ceragon Networks Ltd. dated December 1, 2005 as payment for the financeable portion of the Contract Price. The Promissory Note is payable in ten consecutive semi-annual installments with final installment on June 28, 2012. The amount of US$0.1 million, or Php4 million, and US$0.1 million, or Php5 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

DMPI and DTPI had an outstanding balance of trust receipts of Php1,260 million and Php1,562 million as at March 31, 2012 and December 31, 2011, respectively, which will mature on various dates from January 4, 2012 to January 19, 2013.

On April 1, 2011, SPi availed of short-term loans from BPI and Security Bank amounting to US$9 million and US$16 million, respectively. Additional loan was availed last October 28, 2011 from Security Bank amounting to US$10 million. Proceeds of the loans were used for working capital requirements. Interest rate on each loan is repriced every month. The aggregate amounts of US$19 million, or Php794 million, and US$25 million, or Php1,537 million, remained outstanding as at March 31, 2012 and December 31, 2011, respectively.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 49% and 47% of PLDT’s total consolidated debts as at March 31, 2012 and December 31, 2011, respectively, were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the Philippine peso.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT; (e) merging or consolidating with any other company; (f) entering into transactions with stockholders and affiliates; and (g) entering into sale and leaseback transactions.

Furthermore, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT, while certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

PLDT’s debt instruments and guarantees for DMPI loans, as discussed in Note 10 – Investments in Associates and Joint Ventures, also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (f) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart’s loan agreements include compliance with financial tests such as consolidated debt to consolidated equity, consolidated debt to consolidated EBITDA and debt service coverage ratios. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair guarantors’ ability to perform their obligations under its loan agreements.

DMPI’s debt instruments contain customary and other default provisions that permit the lender to accelerate amounts due under the loans, including: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if DMPI or PLDT, as guarantor, is in default under another loan agreement; (b) failure by PLDT to comply with certain financial ratio covenants; (c) occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs DMPI’s and PLDT’s ability to perform its obligations under its loan agreements; (d) change of control; and (e) other typical events of default including the commencement of bankruptcy, insolvency, liquidation, or winding up proceedings by DMPI.

As at March 31, 2012, we were in compliance with all of our debt covenants.

Obligations Under Finance Leases

The consolidated future minimum payments for finance leases as at March 31, 2012 are as follows:

Year	(in million pesos)
2012	7
2013	5
2014	1
2015	1
2016 and onwards	1
Total minimum finance lease payments (Note 27)	15
Less amount representing unamortized interest	2

Present value of net minimum finance lease payments (Notes 3 and 27)	13
Less obligations under finance leases maturing within one year (Notes 9 and 27)	7

Long-term portion of obligations under finance leases (Notes 9 and 27)	6

Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, PLDT, Smart and SPi Group have finance lease obligations in the aggregate amounts of Php15 million and Php16 million as at March 31, 2012 and December 31, 2011, respectively. See Note 9 – Property, Plant and Equipment.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume, permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

21.	Deferred Credits and Other Noncurrent Liabilities

As at March 31, 2012 and December 31, 2011, this account consists of:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Accrual of capital expenditures under long-term financing	17,554	20,128
Provision for asset retirement obligations (Notes 3 and 9)	2,159	2,107
Unearned revenues (Note 23)	180	172
Others	171	235

	20,064	22,642

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks.

The following table summarizes all changes to asset retirement obligations for the three months ended March 31, 2012 and for the year ended December 31, 2011:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Provision for asset retirement obligations at beginning of the period	2,107	1,344
Accretion expenses (Note 5)	35	122
Additional liability recognized during the period (Note 28)	17	29
Business combinations (Note 13)	–	614
Settlement of obligations and others	–	(2)

Provision for asset retirement obligations at end of the period (Note 3)	2,159	2,107

22.	Accounts Payable

As at March 31, 2012 and December 31, 2011, this account consists of:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Suppliers and contractors (Note 27)	21,404	25,476
Carriers (Note 27)	1,814	1,642
Taxes (Notes 26 and 27)	1,508	1,555
Related parties (Notes 24 and 27)	439	626
Others	176	255

	25,341	29,554

23.	Accrued Expenses and Other Current Liabilities

As at March 31, 2012 and December 31, 2011, this account consists of:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Accrued utilities and related expenses (Notes 24 and 27)	35,569	34,875
Liability from redemption of preferred shares (Notes 19 and 28)	8,031	–
Unearned revenues (Note 21)	5,864	5,664
Accrued taxes and related expenses (Notes 26 and 27)	5,600	5,371
Accrued employee benefits (Notes 3, 25 and 27)	5,087	4,463
Accrued interests and other related costs (Notes 20 and 27)	999	1,122
Mandatory tender offer option liability (Note 28)	–	4,940
Others	2,068	1,836

	63,218	58,271

Accrued utilities and related expenses pertain to cost incurred for repairs and maintenance (mostly pertaining to electricity and water consumption), selling and promotions, professional and other contracted services, rent, insurance and security services, and other operational-related expenses pending receipt of billings and statement of accounts from suppliers.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes.

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

24.	Related Party Transactions

a.	Air Time Purchase Agreement between PLDT and AIL and Related Agreements

Under the Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998, or Original ATPA, PLDT was granted the exclusive right to sell AIL services, through ACeS Philippines, as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time, or Minimum Air Time Purchase Obligation, annually over ten years commencing on January 1, 2002, or Minimum Purchase Period, the expected date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments not to exceed US$15 million per year during the Minimum Purchase Period, or Supplemental Air Time Purchase Obligation.

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the term sheet negotiated with the relevant banks, or Amended ATPA. Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with an obligation of PLDT to purchase from AIL a minimum of US$500 thousand worth of air time annually over a period ending upon the earlier of: (i) the expiration of the Minimum Purchase Period; and
(ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date.

Total fees under the Amended ATPA, which was presented as part of cost of sales in our consolidated income statements, amounted to Php22 million and Php32 million for the three months ended March 31, 2012 and 2011, respectively. Under the Amended ATPA, the outstanding obligations of PLDT, which was presented as part of accounts payable in our consolidated statements of financial position, amounted to Php139 million and Php147 million as at March 31, 2012 and December 31, 2011, respectively. See Note 5 – Income and Expenses.

b.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area. The rates charged by Meralco are the same as those with unrelated parties. Total electricity costs, which was presented as part of repairs and maintenance in our consolidated income statements, amounted to Php792 million and Php672 million for the three months ended March 31, 2012 and 2011, respectively. Under these agreements, the outstanding utilities payable, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php330 million and Php271 million as at March 31, 2012 and December 31, 2011, respectively.

In 2009, PLDT and Smart renewed their respective Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities. Total fees under these contracts, which was presented as part of rent in our consolidated income statements, amounted to Php59 million and Php53 million for the three months ended March 31, 2012 and 2011, respectively. Under these agreements, there were no outstanding obligations as at March 31, 2012, while the outstanding obligations, which was presented as part of accrued expenses and other current liabilities in our consolidated statement of financial position, amounted to Php6 million as at December 31, 2011.

See also Note 10 – Investments in Associates and Joint Ventures for additional transactions involving Meralco.

c.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest as at March 31, 2012 (unaudited) and December 31, 2011 (audited) and for the three months ended March 31, 2012 and 2011 (unaudited) are as follows:

1.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO

In connection with the transfer by NTT Communications of approximately 12.6 million             shares of PLDT’s common stock to NTT DOCOMO pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and NTT DOCOMO, the FP Parties, NTT Communications and NTT DOCOMO entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DOCOMO, including:

•	certain contractual veto rights over a number of major decisions or transactions; and

•	rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•	Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DOCOMO. Each of NTT Communications and NTT DOCOMO has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•	Limitation on Competition. NTT Communications, NTT DOCOMO and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intend to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DOCOMO with the same opportunity to enter into such agreement with PLDT or Smart or any of Smart’s subsidiaries, as the case may be.

•	Business Cooperation. PLDT and NTT DOCOMO agreed in principle to collaborate with each other on the business development, roll-out and use of a wireless-code division multiple access mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will: (i) become a member of a strategic alliance group for international roaming and corporate sales and services; and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DOCOMO.

•	Additional Rights of NTT DOCOMO. Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DOCOMO and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DOCOMO has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:

1.	NTT DOCOMO is entitled to nominate one additional NTT DOCOMO nominee to the Board of Directors of each PLDT and Smart;

2.	PLDT must consult NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DOCOMO, or which NTT DOCOMO has announced publicly an intention to carry on;

3.	PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.	PLDT must first consult with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at March 31, 2012.

•	Change in Control. Each of NTT Communications, NTT DOCOMO and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DOCOMO, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time to time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares who announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the Board of Directors of PLDT, as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not be reasonably satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed; or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the Board of Directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DOCOMO in good faith whether such person should be considered a Hostile Transferee.

•	Termination. If NTT Communications, NTT DOCOMO or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

2.	Advisory Service Agreement between NTT DOCOMO and PLDT

An Advisory Services Agreement was entered into by NTT DOCOMO and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement, which was presented as part of professional and other contracted services in our consolidated income statements, amounted to Php18 million in each of the three months ended March 31, 2012 and 2011. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php9 million and Php8 million as at March 31, 2012 and December 31, 2011, respectively.

3.	Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•	Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000;

•	Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines;

•	Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses; and

•	Service Agreement. On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.

Total fees under these agreements, which was presented as part of professional and other contracted services, selling and promotions, rent, and repairs and maintenance in our consolidated income statements, amounted to Php31 million and Php28 million for the three months ended March 31, 2012 and 2011, respectively. Under these agreements, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php48 million and Php41 million as at March 31, 2012 and December 31, 2011, respectively.

4.	Agreement between Smart and Asia Link B.V., or ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which upon its expiration on February 23, 2012 was renewed until February 23, 2016 and is subject to further renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to a rate of 0.5% of the consolidated net revenues of Smart. Total service fees under this agreement, which was presented as part of professional and other contracted services in our consolidated income statements, amounted to Php115 million and Php148 million for the three months ended March 31, 2012 and 2011, respectively. Under this agreement, the balance of prepayment, which was presented as part of current portion of prepayments in our consolidated statement of financial position, amounted to Php73 million as at March 31, 2012 and outstanding obligations, which was presented as part of accounts payable in our consolidated statement of financial position, amounted to Php234 million as at December 31, 2011.

5.	Agreements Relating to Insurance Companies

PLDT has insurance policies with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements, which was presented as part of insurance and security services in our consolidated income statements, amounted to Php62 million and Php83 million for the three months ended March 31, 2012 and 2011, respectively. One director of PLDT has direct/indirect interests in or serves as a director/officer of Malayan as at March 31, 2012 and December 31, 2011.

d. Others

See Note 18 – Prepayments for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the three months ended March 31, 2012 and 2011 are as follows:

	2012	2011
	(Unaudited)
	(in million pesos)
Short-term employee benefits	170	148
Share-based payments and other long-term employee benefits (Note 25)	85	69
Post-employment benefits (Note 25)	18	7

Total compensation paid to key officers of the PLDT Group	273	224

Each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php200 thousand for each board meeting attended. Each of the members or advisors of the audit, executive compensation, governance and nomination and technology strategy committees is entitled to a fee in the amount of Php75 thousand for each committee meeting attended.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

The amounts disclosed in the table are the amounts recognized as an expenses during the reporting period related to key management personnel.

25.	Employee Benefits

Pension

Defined Benefit Pension Plans

We have defined benefit pension plans, covering substantially all of our permanent and regular employees, excluding those employees of Smart and certain of its subsidiaries, which require contributions to be made to a separate administrative fund.

Our actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at March 31, 2012 and December 31, 2011 are as follows:

(in million pesos)
Present value of defined benefit obligations as at December 31, 2011 (Audited)	15,662
Fair value of plan assets as at December 31, 2011 (Audited)	23,706

Surplus status – net	(8,044)
Unrecognized net actuarial gains (Note 3)	2,886

(5,158)
Translation adjustments	20
Contributions	(2)
Net actuarial pension benefit costs during the period (Note 3)	(33)
(5,173)
Accrued benefit costs as at March 31, 2012 (Unaudited) (Note 3)	538

Prepaid benefit costs as at March 31, 2012 (Unaudited) (Notes 3 and 18)	(5,711)

Net pension benefit costs (income) for the three months ended March 31, 2012 and 2011 were computed as follows:

	2012	2011
	(Unaudited)
	(in million pesos)
Components of net pension benefit costs (income):
Interest costs	242	291
Current service costs	206	204
Amortizations of unrecognized net actuarial gains	(2)	(3)
Recognition of transitional liability	(6)	–
Expected return on plan assets	(473)	(549)
Net periodic benefit income (Notes 3 and 5)	(33)	(57)
Consolidated pension benefit income	56	81

Consolidated pension benefit costs	23	24

Actual gain on plan assets amounted to Php3,882 million for the year ended December 31, 2011.

The weighted average assumptions used to determine pension benefits as at March 31, 2012 (unaudited) are as follows:

Average remaining working years of covered employee	19
Expected rate of return on plan assets	8%
Discount rate	6%
Rate of increase in compensation	6%

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

The assets of the Beneficial Trust Fund established for PLDT’s pension plan include investments in shares of stocks of PLDT with fair values amounting to Php432 million and Php427 million as at March 31, 2012 and December 31, 2011, respectively, which represent about 2% and 4%, respectively, of such beneficial trust fund’s net assets available for plan benefits.

The Board of Trustees of the beneficial trust fund uses an investment approach with the objective of maximizing the long-term expected return of plan assets. The majority of investment portfolio consists of unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments, listed equity securities and fixed income investments.

The allocation of the fair value of the beneficial trust fund’s assets for the PLDT pension plan as at March 31, 2012 and December 31, 2011 is as follows:

	2012	2011
	(Unaudited)	(Audited)
Investments in listed and unlisted equity securities	99%	96%
Temporary cash investments	1%	3%
Investments in debt and fixed income securities	–	1%
	100%	100%

Defined Contribution Plan

Smart and certain of its subsidiaries contributions to the plan are made based on the employee’s years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641, otherwise known as “The Retirement Pay Law.” As at March 31, 2012 and December 31, 2011, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

The plan’s investment portfolio seeks to achieve regular income and long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for debt and fixed income securities while 10% to 40% is allotted to equity securities.

The allocation of the fair value of the beneficial trust fund’s assets for Smart and certain of its subsidiaries pension plan as at March 31, 2012 and December 31, 2011 is as follows:

	2012	2011
	(Unaudited)	(Audited)
Investments in debt and fixed income securities	57%	57%
Investments in listed and unlisted equity securities	29%	29%
Others	14%	14%
	100%	100%

Smart and certain of its subsidiaries currently expect to make approximately Php199 million of cash contributions to their pension plans in 2012.

Pension Benefit Costs

Net consolidated pension benefit costs (income) for the three months ended March 31, 2012 and 2011 are as follows:

	2012	2011
	(Unaudited)
	(in million pesos)
Expense recognized for defined benefit plans	23	24
Expense recognized for defined contribution plans	62	47

Total expense recognized for consolidated pension benefit costs (Notes 3 and 5)	85	71
Consolidated pension benefit income	56	81

Net consolidated pension benefit costs (income) (Note 3)	29	(10)

Other Long-term Employee Benefits

The new LTIP, or 2010 to 2012 LTIP, has been presented to and approved by the ECC and the Board of Directors, and is based on profit targets for the covered Performance Cycle. The cost of 2010 to 2012 LTIP is determined using the projected unit credit method based on assumed discount rates and profit targets. LTIP costs recognized for the three months ended March 31, 2011 amounted to Php342 million, while the total outstanding liability and fair value of 2010 to 2012 LTIP cost amounted to Php1,392 million as at December 31, 2010. Based on our latest projection, the profit targets for the covered Performance Cycle is no longer achievable, thus, accrued LTIP cost as at December 31, 2010 was reversed and presented as part of other income in our consolidated income statement for the year ended December 31, 2011. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions and Note 5 – Income and Expenses.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, our LTIP has been revised and, with the endorsement of the ECC, approved by the Board of Directors on March 22, 2012. The award in the revised LTIP is contingent upon the successful achievement of certain profit targets, aligns the execution of the business strategies of the expanded Group, including Digitel, over the three year period 2012 to 2014. In addition, the revised LTIP allows for the participation of a number of senior executives and important new hires executives, ensures the continuity of management and assists in succession planning of the PLDT Group. LTIP costs and liability recognized as at and for the three months ended March 31, 2012 amounted to Php389 million.

Net periodic benefit costs computed for the three months ended March 31, 2012 and 2011 are as follows:

	2012	2011
	(Unaudited)
	(in million pesos)
Components of net periodic benefit costs:
Current service costs	388	335
Interest costs	1	15
Net actuarial loss	–	(8)

Net periodic benefit costs	389	342

26.	Provisions and Contingencies

NTC Supervision and Regulation Fees, or SRF

Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, PLDT and the NTC have been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s opinion, which was upheld by the Court of Appeals, but, as set forth below, rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on PLDT’s capital stock subscribed and paid. Subsequently, in
February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as a basis not only capital stock subscribed or paid but also the stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing/implementing its assessment until the resolution of the said issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion that was based on stock dividends.

The Supreme Court, in a resolution promulgated on December 4, 2007, held that the computation of the SRF should be based on the outstanding capital stock of PLDT, including stock dividends. In a letter to PLDT on February 29, 2008, the NTC assessed PLDT the total amount of Php2,870 million as SRF, which included penalties and interest. On April 3, 2008, PLDT paid NTC the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million, but did not pay the penalties and interest assessed by the NTC. PLDT, through counsel, believes that it is not liable for penalties and interest, and therefore protested and disputed NTC’s assessments of the same. In letters dated April 14, 2008 and June 18, 2008, the NTC demanded payment of the balance of its assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals, or the Petition, praying that the NTC be restrained from enforcing or implementing its assessment letter of
February 29, 2008, and demand letters dated April 14, 2008 and June 18, 2008, all demanding payment of SRF including penalties and interests. The Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the said assessment letter and demand letters. The Court of Appeals, in its Decision dated May 25, 2010, granted PLDT’s Petition and set aside/annulled the NTC’s letters-assessments dated February 29, 2008, April 14, 2008 and June 18, 2008. The NTC did not file a Motion for Reconsideration of the decision of the Court of Appeals. Instead, the NTC, through the Solicitor General, filed a petition for review directly with the Supreme Court. PLDT received a copy of the petition on July 29, 2010, and after receiving the order of the Supreme Court to file its comment, filed its Comment on the petition on December 7, 2010. The NTC filed a Reply dated August 26, 2011, which was received by PLDT on September 6, 2011. PLDT filed a Rejoinder on October 12, 2011. This case is still pending with the Supreme Court.

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various local government units. PLDT has paid a total amount of Php1,054 million as at March 31, 2012 for local franchise tax covering prior periods up to March 31, 2012.

As at March 31, 2012, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

However, PLDT contested the imposition of local business taxes in addition to local franchise tax by the City of Tuguegarao in the amount of Php1.9 million for the years 1998 to 2003. The Regional Trial Court, or RTC, rendered a decision stating that the City of Tuguegarao cannot impose local business tax on PLDT, there being no ordinance enacted for that purpose. Its Motion for Reconsideration having been denied by the court in its Order dated March 2, 2009, the City of Tuguegarao has filed a Notice of Appeal before the Court of Appeals. PLDT filed a motion to dismiss the said appeal on the ground of lack of jurisdiction as the appeal should have been filed before the Court of Tax Appeals, or CTA. In a resolution dated February 9, 2012, the Court of Appeals dismissed the case for failure of the City of Tuguegarao and its Treasurer to file their Appellants’ Brief. PLDT also contested the imposition of local business tax in addition to local franchise tax also by the City of Tuguegarao in the amount of Php2.3 million for the years 2006 to 2011. PLDT filed a Petition with the RTC of the City of Makati on July 8, 2011. The City of Tuguegarao filed its Answer with Motion to Dismiss claiming the RTC of Makati City does not have jurisdiction over the case. Both parties have filed their respective Memorandum on the issue of Jurisdiction. A judicial dispute resolution, or JDR, conference was set by court after the parties failed to settle the case in the mediation proceedings.

Moreover, PLDT also contested the imposition of franchise tax by the Province of Cagayan based on gross receipts derived from outside its territorial jurisdiction specifically that of the City of Tuguegarao, in the amount of
Php3 million for the years 1999 to 2006. The RTC, in its decision dated February 25, 2009, ruled in favor of PLDT, stating that the Province of Cagayan can no longer tax PLDT for transactions taking place in the City of Tuguegarao. The Province of Cagayan filed a Motion for Reconsideration which was denied by the RTC in its Order dated October 7, 2009. The Province of Cagayan filed a Petition for Review before the CTA. After filing its Comment and the submission of the respective memoranda of both parties, PLDT received the Decision of the CTA on September 20, 2010 which affirmed with modifications the Decision of the RTC. Though said Decision affirmed that the Province of Cagayan cannot impose franchise tax on gross receipts realized in the City of Tuguegarao, the CTA ruled that PLDT is subject to surcharge and interest for the years 1999 to 2004 thereby reducing the amount refundable to PLDT from Php2.8 million to Php1 million. Both parties filed a partial motion for reconsideration of the said decision as well as comment on the other party’s motion. In a resolution dated January 27, 2011, the CTA partially granted the motion for reconsideration of PLDT by modifying its decision stating that the Province of Cagayan’s right to assess surcharge and interest for local franchise tax for the period of 1998 was already prescribed thereby increasing the amount refundable to PLDT by Php0.059 million. The motion for the Issuance of Writ of Execution filed by PLDT before the RTC of Makati is set for hearing on May 9, 2012.

Smart’s Local Business and Franchise Tax Assessments

In Smart Communications, Inc. vs. City of Makati (Civil Cases No. 02-249 and 02-725, August 3, 2004), the deficiency local franchise tax assessment issued against Smart by the City of Makati covering the years 1995 and 1998 to 2001 had been ordered cancelled by the RTC of City of Makati. This was upheld by the Court of Appeals in its Resolution dated June 9, 2005 (CA G.R. SP No. 88681, June 9, 2005). The Court’s Decision declaring Smart as exempt from paying local franchise tax had become final and executory .

In 2008 and 2009, the City of Makati sent letters to Smart for alleged franchise tax liability. Smart replied and refuted the alleged franchise tax liability based on the Smart vs. City of Makati case and its BOI registration dated May 3, 2001.

In August 2009, the City of Makati issued a Letter of Authority for the examination of Smart’s local tax liabilities covering the years 2006, 2007 and 2008. The City of Makati issued a Notice of Assessment dated October 23, 2009, which Smart protested. On February 8, 2010, Smart received a Revised Notice of Assessment. Smart contested the revised deficiency local tax assessment on February 15, 2010. There were several letters and meetings between the City of Makati and Smart on the matter.

On August 3, 2010, however, while the parties were still engaged in discussions over the assessment, Smart received the City of Makati’s Notice of Distraint and Levy dated July 23, 2010. Smart sent a letter to the City of Makati on August 10, 2010 inquiring on the status of Smart’s request for reinvestigation and requested for a meeting. On August 19, 2010, Smart’s representatives met with the City of Makati officials and were informed that its decision on the matter is final.

On September 1, 2010, Smart filed an Appeal with application for the issuance of a Temporary Restraining Order and Writ of Preliminary Injunction before the RTC of the City of Makati (Branch 133) docketed as SCA No. 10-852. On September 6, 2010, the RTC of the City of Makati (Branch 133) promulgated an Order granting the issuance of a temporary restraining order for 20 days directing the City of Makati and the City Treasurer to maintain the status quo until a hearing can be had to determine the propriety of injunctive relief conditioned upon posting a bond by Smart. In an Order dated September 23, 2010, the RTC of the City of Makati (Branch 133) issued a Writ of Preliminary Injunction conditioned upon posting a bond by Smart. Smart submitted the bond with the RTC of the City of Makati (Branch 133) on October 4, 2010. The City of Makati filed a Motion for Reconsideration of the Order dated September 23, 2010, which was denied.

Meanwhile, the City of Makati filed a Motion to Dismiss dated September 15, 2010 and a Motion to Inhibit dated September 21, 2010, which were both denied as well as the Motions for Reconsideration from the Orders denying the said motions.

Thus, the City of Makati filed with the Court of Appeals a Petition for Certiorari [With Urgent Application for the Issuance of a Temporary Restraining Order and/or Writ of Preliminary Injunction] dated December 16, 2010, seeking to annul the orders of the RTC of the City of Makati.

In a decision promulgated on July 26, 2011, the Court of Appeals dismissed the Petition of Makati City, et al. for lack of jurisdiction. The City of Makati moved for reconsideration but, the motion was denied in a resolution dated December 6, 2011. On December 22, 2011, the City of Makati filed a Petition for Review on Certiorari with the Supreme Court, challenging the findings of the Court of Appeals.

In the RTC case, Smart and the City of Makati filed a Joint Motion for the Court to render judgment based on compromise agreement. On January 20, 2012, the RTC of the City of Makati issued its Judgment finding the compromise agreement meritorious and ordered both parties to comply with the terms and conditions of the agreement. With the compliance to the terms and conditions, the audit of Smart’s local tax liabilities by the City of Makati was terminated.

Meanwhile, Smart also received similar local franchise tax assessments issued by the City of Iloilo. The RTC of Iloilo likewise ruled in favor of Smart in its Decision dated January 19, 2005 (Civil Case No. 02-27144) declaring Smart as exempt from payment of local franchise tax. The City of Iloilo appealed the Decision and the Supreme Court, on February 27, 2009, (G.R. No. 167260) ruled that Smart is liable to pay the local franchise tax to the City of Iloilo. On April 2, 2009, Smart filed its Motion for Reconsideration. On July 1, 2009, the Supreme Court’s Special Second Division issued a Resolution denying Smart’s Motion for Reconsideration. In accordance with this Decision, Smart paid the City of Iloilo.

In 2002, Smart filed a special civil action for declaratory relief for the ascertainment of its rights and obligations under the Tax Code of the City of Davao. The relevant section of Smart’s franchise provided that the grantee shall pay a franchise tax equivalent to 3% of all gross receipts of the business transacted under the franchise by the grantee and the said percentage shall be in lieu of all taxes on the franchise or earnings thereof. On
September 16, 2008, the Supreme Court’s Third Division ruled that Smart is liable for local franchise tax since the phrase “in lieu of all taxes” merely covers national taxes and was rendered inoperative when the VAT law took effect. On October 21, 2008, Smart filed its Motion for Reconsideration. Smart argued that the operative word in the “in lieu of all taxes” clause in Smart’s franchise is the word “all”. The word “all” before “taxes” in the clause “in lieu of all taxes” covers all kinds of taxes, national and local, except only those mentioned in the franchise. Smart also argued that the BIR already clarified in its Revenue Memorandum Circular No. 5-96 dated
March 31, 1997 that the VAT merely replaced the franchise tax. On July 21, 2009, the Supreme Court’s Third Division promulgated its Resolution denying Smart’s Motion for Reconsideration and affirming that Smart is liable to pay local franchise tax to the City of Davao. On June 3, 2010, Smart received an initial local franchise tax assessment from the City of Davao covering the years from 1997 to 2010. Smart filed on June 21, 2010 its letter of protest against the local franchise tax assessment citing its local tax exemption by virtue of its BOI registration. On July 6, 2010, Smart received a letter from the City of Davao requesting for the submission of additional documents. Smart submitted several documents on August 3, 2010. In reply to Smart’s protest, the City of Davao answered several issues, made an assessment and demanded for the settlement of the local franchise tax. Smart received the reply on October 26, 2010. On November 11, 2010, Smart protested the assessment. In an unsigned letter received by Smart on December 17, 2010, the City of Davao maintained that Smart is obligated to pay the local franchise tax assessed.

In an Indorsement dated February 10, 2011, the City of Davao Legal Office issued an Opinion recognizing that Smart’s Tax exemption, being a BOI registered enterprise, shall commence from the date of registration with the Board (six years for pioneer business enterprise), pursuant to the provisions of Section 133(g) of the Local Government Code in relation to Article 11 of the Omnibus Investment Code of 1987. On March 15, 2011, the City of Davao issued its revised local franchise tax assessment which Smart paid on March 29, 2011.

With the finality of the Cities of Iloilo and Davao cases, several cities and provinces have began discussions with Smart on the settlement of alleged local franchise tax within their respective jurisdictions. To limit the years covered by Smart’s tax liability, Smart is invoking the prospective application of the decisions on the Cities of Iloilo and Davao and the recognition of its local tax exemption by virtue of its BOI registration issued on May 3, 2001.

Meanwhile, the Province of Cagayan also issued tax assessment for alleged local franchise tax. On January 24, 2011, Smart filed a Petition before the RTC of the City of Makati, appealing the assessment on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (R.A. No. 7160). The RTC of the City of Makati issued a temporary restraining order on October 21, 2011, and the writ of preliminary injunction on November 14, 2011. The case was submitted for JDR but the parties failed to reach an amicable settlement. After the JDR was formally terminated, Honorable Judge Caldona said that the case is now submitted for decision. But on April 10, 2012 the Province of Cagayan made a manifestation with a prayer for setting of the case for pre-trial.

Smart’s Real Property Tax Assessment

In Smart Communications, Inc. vs. Central Board of Assessment Appeals, or CBAA, Local Board of Assessment Appeals of Surigao City, and City Assessor of Surigao City, Smart filed a Petition for Review with the Court of Appeals assailing the prior decision of the CBAA which declared Smart as being liable to pay real property taxes to the City of Surigao. The Court of Appeals on November 26, 2008 decided that Smart is exempt from the payment of real property taxes for its properties which are actually, directly and exclusively used in the operation of its franchise.

On August 16, 2010, the Court of Appeals issued an Entry of Judgment confirming that the November 26, 2008 Resolution had become final and executory on December 22, 2008, and it was recorded in the book of Entries of Judgments.

PCEV’s Local Franchise Tax Assessment

In 2004, PCEV secured a favorable decision from a Trial Court involving the local franchise tax in the City of Makati. In the case entitled “Pilipino Telephone Corporation vs. City of Makati and Andrea Pacita S. Guinto” (PCEV vs. City of Makati) (Civil Case No. 01-1760), the RTC of the City of Makati rendered its Decision dated December 10, 2002 declaring PCEV exempt from the payment of local franchise and business taxes. The Trial Court ruled that the legislative franchise of PCEV, R.A. 7293, granting the corporation exemption from local franchise and business taxes took effect after R.A. 7160 or the local government code which removed all prior tax exemptions granted by law or other special law. The Trial Court’s decision was affirmed by the Court of Appeals in its Decision dated July 12, 2004 and then subsequently, the Supreme Court denied the appeal of the City of Makati in its Entry of Judgment dated October 13, 2004. The Supreme Court ruled that the City of Makati, failed to sufficiently show that the Court of Appeals committed any reversible error in the questioned judgment to warrant the exercise of the Supreme Court’s discretionary appellate jurisdiction.

On March 9, 2009, PCEV received a letter from the City of Makati on alleged outstanding franchise tax obligations covering the period from 1995 to 2009. In November 2009, PCEV received a Billing Statement from the City of Makati for alleged franchise tax liability covering the period from 1999 to 2003. On December 16, 2009, PCEV filed its reply and refuted the alleged franchise tax liability based on the PCEV vs. City of Makati case.

Digitel’s Franchise Tax Assessment and Real Property Tax Assessment

In the case of Digitel vs. Province of Pangasinan (G.R. No. 152534, February 23, 2007), the Supreme Court held that Digitel is liable to the Province of Pangasinan for franchise tax from November 13, 1992 and real property tax only on real properties not actually, directly and exclusively used in the franchise operations from February 17, 1994. However, in the case of Digitel vs. City Government of Batangas (G.R. No. 156040, December 11, 2008), the Supreme Court ruled that Digitel’s real properties used in its telecommunications business are subject to the real property tax. On June 16, 2009, the Supreme Court denied Digitel’s Motion for Reconsideration.

Digitel and various city governments and provinces are in discussions regarding its real property tax liability within their respective jurisdiction.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990 (up to present), PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into Compromise Agreements in the past (one in February 1990, and another one in March 1999), these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, initially submitted its claims of about Php2.9 billion against PLDT; while PLDT, on the other hand, submitted its claims of about
Php2.8 billion against ETPI. Currently, PLDT and ETPI have agreed to suspend the arbitration proceedings between them.

Matters Relating to a Third Party Aggregator

In late 2009, PLDT informally received a communication which provided a complaint, or the Draft, setting forth a securities class action lawsuit in the United States District Court for the Southern District of New York against PLDT and certain PLDT officers and indicated that such Draft may be filed against PLDT. The Draft alleges that some PLDT officers and employees caused PLDT’s subsidiary, Smart to enter into contracts with a third-party entity in order to divert long distance telephone traffic and profits to such third-party entity. The Draft further alleges that these officers and employees personally created and controlled the third-party entity and were personally enriched as a result. The Draft alleges that this alleged scheme was accomplished by causing Smart to offer a lower rate for long distance telephone traffic to that third-party entity so that long distance traffic which otherwise would have been handled by PLDT at a higher rate was redirected to equipment owned by the third-party entity. The Draft alleges that PLDT failed to disclose material facts regarding the alleged scheme and that, as a result, PLDT misstated its true financial condition in its annual reports from 2002 through 2008.

In light of the nature of the allegations and out of an abundance of caution, PLDT’s Board of Directors referred the Draft for review by the Audit Committee. The Audit Committee appointed an independent Investigation Committee to oversee an investigation into the allegations contained in the Draft. The Audit Committee retained independent counsel to lead in the investigation. To preserve the confidential nature of the inquiry, the investigation was limited to internal sources at PLDT, including current PLDT and Smart employees, internal records and discrete inquiries and public records searches.

The independent counsel, under the oversight of the Investigation Committee, has concluded on the basis of the evidence within the control of PLDT or otherwise reasonably available, that: (i) while the investigation cannot definitively exclude the possibility, the investigation has found no evidence to establish that PLDT’s officers and employees were personally involved in the creation of the third-party entity referred to in the Draft and has found no evidence of any improper personal financial benefit or gain by these officers and employees, directly or indirectly from such third party entity; and (ii) while Smart had substantial business relationships with various third-party aggregators of long-distance telephone traffic during the relevant period, including the third-party entity referred to in the Draft (with which Smart ceased doing business in 2008), there is no evidence that the relationship with such third-party entity in fact resulted in a material adverse impact on PLDT’s revenues during the relevant period and may have in fact benefited PLDT overall through an increase in overall call volume.

On May 7, 2010, the Audit Committee of PLDT approved the recommendation and conclusion of the independent counsel, as endorsed by the Investigation Committee.

Matters Relating to Gamboa Case

On June 29, 2011, the Supreme Court of the Philippines promulgated a Decision in the case of Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. Al. (G.R. No. 176579) (the “Gamboa Case”), where the Court held that “the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and thus only to voting common shares, and not to the total outstanding capital stock (common and non-voting preferred shares)”. The Decision of the Supreme Court reversed earlier opinions issued by the Philippine SEC that non-voting preferred shares are included in the computation of the 60% to 40% Filipino-alien equity requirement of certain economic activities, such as telecommunications which is a public utility under Section 11, Article XII of the 1987 Constitution. Several Motions for Reconsideration of the decision were filed by the parties and are pending resolution by the Supreme Court.

While PLDT is not a party to the Gamboa Case, the Supreme Court directed the Philippine SEC in the Gamboa Case “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in Philippine Long Distance Telephone Company, and if there is a violation of Section 11, Article XII of the Constitution, to impose the appropriate sanctions under the law.”

Continuation of oral arguments was set on June 26, 2012.  To the best of PLDT’s knowledge, the Philippine SEC has not commenced any proceeding to determine if PLDT is in violation of Section 11, Article XII of the 1987 Constitution.  A finding by the Philippine SEC that there is a violation of Section 11, Article XII of the 1987 Constitution by PLDT may subject the latter to sanctions under Philippine law, including possible revocation of its franchise.

Nonetheless, on July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized preferred capital into preferred shares with full voting rights, or Voting Preferred Shares, and serial preferred shares without voting rights, and other conforming amendments, or Amendments to the Articles.  The Amendments to the Articles will require the approval by the stockholders of PLDT and the approval of the Philippine SEC.  Upon approval of the Amendments to the Articles by the Philippine SEC, up to 150,000,000 Voting Preferred Shares could be initially issued by the Board to, among others, Philippine citizens and Philippine corporations at least 60% of the capital stock entitled to vote is owned or held by such citizens, as and when the Board determines such issuance to be necessary to avoid any disruptions in PLDT’s operations and transactions and to protect the interests of PLDT and its stakeholders. Upon issuance of such Voting Preferred Shares to Filipinos and Filipino-owned entities, the total foreign equity in the total resulting voting shares of PLDT will be reduced from the current 59% to about 35%.  A Special Meeting of Stockholders of PLDT was scheduled on September 20, 2011, at which meeting the Amendments to the Articles were supposed to be submitted to PLDT’s stockholders for approval.  However, the Special Meeting was cancelled due to an anticipated lack of quorum. In the Special Meeting of Stockholders held on March 22, 2012, the Amendments to the Articles were approved by the holders of more than two thirds (2/3) of the outstanding capital stock (common and preferred) of PLDT. The Amended Articles of Incorporation has been filed with the Philippine SEC and PLDT expects to obtain the Philippine SEC’s approval in due time.

Other disclosures required by PAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments.

27.	Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables and cash and short-term deposits, which arise directly from our operations. Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily principal only-currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies.

The following table sets forth our financial assets and financial liabilities as at March 31, 2012 and December 31, 2011:

						Financial	Total financial	Non-financial
	Loans		Financial	Derivatives used	Available-for-sale	liabilities carried	assets and	assets and
	and receivables	HTM investments	instruments at FVPL	for hedging	financial assets	at amortized cost	liabilities	liabilities	Total
	(in million pesos)
Assets as at March 31, 2012 (Unaudited)
Noncurrent:
Property, plant and equipment	–	–	–	–	–	–	–	192,968	192,968
Investments in associates and joint ventures	–	–	–	–	–	–	–	20,808	20,808
Available-for-sale financial assets	–	–	–	–	7,177	–	7,177	–	7,177
Investment in debt securities	–	150	–	–	–	–	150	–	150
Investment properties	–	–	–	–	–	–	–	1,115	1,115
Goodwill and intangible assets	–	–	–	–	–	–	–	79,480	79,480
Deferred income tax assets – net	–	–	–	–	–	–	–	5,105	5,105
Prepayments – net of current portion	–	–	–	–	–	–	–	8,942	8,942
Advances and other noncurrent assets – net of current portion	940	–	–	–	–	–	940	416	1,356
Current:				–
Cash and cash equivalents	46,792	–	–	–	–	–	46,792	–	46,792
Short-term investments	74	–	533	–	–	–	607	–	607
Trade and other receivables	16,014	–	–	–	–	–	16,014	–	16,014
Inventories and supplies	–	–	–	–	–	–	–	2,834	2,834
Derivative financial assets	–	–	401	37	–	–	438	–	438
Current portion of investment in debt securities	–	363	–	–	–	–	363	–	363
Current portion of prepayments	–	–	–	–	–	–	–	7,947	7,947
Current portion of advances and other noncurrent assets	8,050	–	–	–	–	–	8,050	140	8,190

Total assets	71,870	513	934	37	7,177	–	80,531	319,755	400,286

Liabilities as at March 31, 2012 (Unaudited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	92,761	92,761	–	92,761
Deferred income tax liabilities – net	–	–	–	–	–	–	–	3,048	3,048
Derivative financial liabilities	–	–	2,236	–	–	–	2,236	–	2,236
Pension and other employee benefits	–	–	–	–	–	–	–	898	898
Customers’ deposits	–	–	–	–	–	2,263	2,263	–	2,263
Deferred credits and other noncurrent liabilities	–	–	–	–	–	17,704	17,704	2,360	20,064
Current:
Accounts payable	–	–	–	–	–	23,815	23,815	1,526	25,341
Accrued expenses and other current liabilities	–	–	–	–	–	44,971	44,971	18,247	63,218
Derivative financial liabilities	–	–	985		–	–	985	–	985
Provision for claims and assessments	–	–	–	–	–	–	–	1,555	1,555
Current portion of interest-bearing financial liabilities	–	–	–	–	–	21,340	21,340	–	21,340
Dividends payable	–	–	–	–	–	24,723	24,723	–	24,723
Income tax payable	–	–	–	–	–	–	–	4,824	4,824

Total liabilities	–	–	3,221	–	–	227,577	230,798	32,458	263,256

Net assets (liabilities)	71,870	513	(2,287)	37	7,177	(227,577)	(150,267)	287,297	137,030

Assets as at December 31, 2011 (Audited)
Noncurrent:
Property, plant and equipment	–	–	–	–	–	–	–	197,731	197,731
Investments in associates and joint ventures	–	–	–	–	–	–	–	17,865	17,865
Available-for-sale financial assets	–	–	–	–	7,181	–	7,181	–	7,181
Investment in debt securities	–	150	–	–	–	–	150	–	150
Investment properties	–	–	–	–	–	–	–	1,115	1,115
Goodwill and intangible assets	–	–	–	–	–	–	–	80,656	80,656
Deferred income tax assets – net	–	–	–	–	–	–	–	5,975	5,975
Prepayments – net of current portion	–	–	–	–	–	–	–	8,869	8,869
Advances and other noncurrent assets – net of current portion	1,147	–	–	–	–	–	1,147	193	1,340
Current:
Cash and cash equivalents	46,057	–	–	–	–	–	46,057	–	46,057
Short-term investments	24	–	534	–	–	–	558	–	558
Trade and other receivables	16,245	–	–	–	–	–	16,245	–	16,245
Inventories and supplies	–	–	–	–	–	–	–	3,827	3,827
Derivative financial assets	–	–	366	–	–	–	366	–	366
Current portion of investment in debt securities	–	358	–	–	–	–	358	–	358
Current portion of prepayments	–	–	–	–	–	–	–	7,227	7,227
Current portion of advances and other noncurrent assets	18	–	–	–	–	–	18	108	126
Total assets	63,491	508	900	–	7,181	–	72,080	323,566	395,646

Liabilities as at December 31, 2011 (Audited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	91,280	91,280	–	91,280
Deferred income tax liabilities – net	–	–	–	–	–	–	–	2,902	2,902
Derivative financial liabilities	–	–	2,235	–	–	–	2,235	–	2,235
Pension and other employee benefits	–	–	–	–	–	–	–	609	609
Customers’ deposits	–	–	–	–	–	2,272	2,272	–	2,272
Deferred credits and other noncurrent liabilities	–	–	–	–	–	20,343	20,343	2,299	22,642
Current:
Accounts payable	–	–	–	–	–	27,982	27,982	1,572	29,554
Accrued expenses and other current liabilities	–	–	–	–	–	40,459	40,459	17,812	58,271
Derivative financial liabilities	–	–	922	2	–	–	924	–	924
Provision for claims and assessments	–	–	–	–	–	–	–	1,555	1,555
Current portion of interest-bearing financial liabilities	–	–	–	–	–	26,009	26,009	–	26,009
Dividends payable	–	–	–	–	–	2,583	2,583	–	2,583
Income tax payable	–	–	–	–	–	–	–	2,591	2,591

Total liabilities	–	–	3,157	2	–	210,928	214,087	29,340	243,427

Net assets (liabilities)	63,491	508	(2,257)	(2)	7,181	(210,928)	(142,007)	294,226	152,219

The following table sets forth the consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at March 31, 2012 and December 31, 2011:

	Carrying Value		Fair Value
	2012	2011	2012 2011
	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial assets:
Listed equity securities	76	81	76	81
Unlisted equity securities	7,101	7,100	7,101	7,100
Investment in debt securities	150	150	155	158
Advances and other noncurrent assets – net of current portion	940	1,147	852	1,061

Total noncurrent financial assets	8,267	8,478	8,184	8,400

Current Financial Assets
Cash and cash equivalents:
Cash on hand and in banks	4,877	4,637	4,877	4,637
Temporary cash investments	41,915	41,420	41,915	41,420
Short-term investments	607	558	607	558
Trade and other receivables – net:
Foreign administrations	4,721	4,762	4,721	4,762
Retail subscribers	3,658	4,038	3,658	4,038
Corporate subscribers	2,932	2,708	2,932	2,708
Domestic carriers	1,430	1,212	1,430	1,212
Dealers, agents and others	3,273	3,525	3,273	3,525
Derivative financial assets:
Long-term currency swap	401	356	401	356
Forward foreign exchange contracts	37	10	37	10
Current portion of investment in debt securities	363	358	363	358
Current portion of advances and other noncurrent assets	8,050	18	8,050	18

Total current financial assets	72,264	63,602	72,264	63,602

Total Financial Assets	80,531	72,080	80,448	72,002

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	92,755	91,273	98,532	95,052
Obligations under finance leases	6	7	6	7
Derivative financial liabilities:
Long-term currency swap – net of current portion	2,088	2,090	2,088	2,090
Interest rate swap	148	145	148	145
Customers’ deposits	2,263	2,272	1,722	1,772
Deferred credits and other noncurrent liabilities	17,704	20,343	16,640	19,420

Total noncurrent financial liabilities	114,964	116,130	119,136	118,486

Current Financial Liabilities
Accounts payable:
Suppliers and contractors	21,404	25,476	21,404	25,476
Carriers	1,814	1,642	1,814	1,642
Related parties	439	626	439	626
Others	158	238	158	238
Accrued expenses and other current liabilities:
Utilities and related expenses	28,811	28,123	28,811	28,123
Liability from redemption of preferred shares	8,031	–	8,031	–
Employee benefits	5,062	4,438	5,062	4,438
Interests and other related costs	999	1,122	999	1,122
Mandatory tender offer option liability	–	4,940	–	4,940
Others	2,068	1,836	2,068	1,836
Derivative financial liabilities:
Current portion of long-term currency swap	904	834	904	834
Current portion of interest rate swap	81	89	81	89
Current portion of forward foreign exchange contracts	–	1	–	1
Interest-bearing financial liabilities:
Current portion of long-term debt	19,275	22,893	19,275	22,893
Notes payable	2,058	3,109	2,058	3,109
Obligations under finance leases	7	7	7	7
Dividends payable	24,723	2,583	24,723	2,583

Total current financial liabilities	115,834	97,957	115,834	97,957

Total Financial Liabilities	230,798	214,087	234,970	216,443

Below are the list of financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for complete sets of financial statements as at March 31, 2012 and December 31, 2011. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	2012			2011
	Level 1(1)	Level 2(2)	Total Level 1(1)		Level 2(2)	Total
		(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial assets – Listed equity securities	76	–	76	81	–	81
Current Financial Assets
Short-term investments	–	533	533	–	534	534
Derivative financial assets	–	438	438	–	366	366

Total	76	971	1,047	81	900	981

Noncurrent Financial Liabilities
Derivative financial liabilities	–	2,236	2,236	–	2,235	2,235
Current Financial Liabilities
Derivative financial liabilities	–	985	985	–	924	924
Total	–	3,221	3,221	–	3,159	3,159

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.

(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.

As at March 31, 2012 and 2011, we have no financial instruments whose fair values are determined using inputs that are not based on observable market data (Level 3).

As at March 31, 2012 and 2011, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions
Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Fixed Rate Loans:
U.S. dollar notes Other loans in all other currencies
Quoted market price.
Estimated fair value
is based on the
discounted value of
future cash flows
using the applicable
Commercial Interest
Reference Rate and
Philippine Dealing
System Treasury
Fixing rates for
similar types of
loans.

Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.

Customers’ deposits and deferred credits and other noncurrent liabilities	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Derivative Financial Instruments:

Foreign currency options: The fair values were computed using an option pricing model using market volatility rates of the U.S. dollar and Philippine peso exchange rate as at valuation date.

Forward foreign exchange contracts, bifurcated foreign currency forwards and foreign currency swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

Available-for-sale financial assets: Fair values of available-for-sale financial assets, which consist of proprietary listed shares, were determined using quoted prices. Investments in unlisted securities are carried at cost less any accumulated impairment losses.

Investment in debt securities: Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, current investment in debt securities, trade and other receivables, current portion of advances and other noncurrent assets, accounts payable, accrued expenses and other current liabilities, current portion of interest-bearing financial liabilities, and dividends payable approximate their carrying values as at the end of the reporting period.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period. As at March 31, 2012 and December 31, 2011, SPi and SPi CRM designated forward foreign exchange contracts as cash flow hedges, while as at December 31, 2011, we have no outstanding financial instruments designated as hedges.

The table below sets out the information about our derivative financial instruments as at March 31, 2012 and December 31, 2011:

		2012			2011
				Mark-to-		Mark-to-
				market Gains		market Gains
	Maturity	Notional		(Losses)	Notional	(Losses)
				(in millions)
PLDT
Transactions not designated as hedges:
Currency swaps	2017	US$	222	(Php2,088)		US$	222	(Php2,090)
	2012		100	(904)			100	(834)
	2012		60(1)	401		60(1)		356
				(2,591)				(2,568)

Digitel Group
Interest rate swaps	2017		66	(229)			69	(234)
SPi Group
Cash flow hedges:
Forward foreign exchange contracts	2012		15	32			57	10
	2013		7	5			(4)	(1)

				37				9

Net liabilities				(Php2,783)				(Php2,793)

(1)	Overlay principal only swap agreements to effectively unwind a portion of the outstanding long-term principal only swap agreement maturing in 2012.

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Presented as:
Current assets	438	366
Noncurrent liabilities	(2,236)	(2,235)
Current liabilities	(985)	(924)
Net liabilities	(2,783)	(2,793)

Analysis of gains (losses) on derivative financial instruments for the three months ended March 31, 2012 and 2011 are as follows:

	2012	2011
	(Unaudited)
	(in million pesos)
Net mark-to-market losses at end of the period	(2,783)	(2,892)
Net mark-to-market losses at beginning of the period	(2,793)	(3,421)

Net change	10	529
Settlements, accretion and conversion	22	–
Effective portion recognized in the profit or loss for the cash flow hedge	(6)	–
Net gains on cash flow hedges charged to other comprehensive income	(32)	–
Hedge cost	(89)	(107)
Net gains (losses) on derivative financial instruments (Note 4)	(95)	422

PLDT

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Currency Swaps

PLDT has entered into long-term principal only-currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. These long-term currency swaps have an aggregate notional amount of US$322 million with total mark-to-market losses of Php2,992 million and Php2,924 million as at March 31, 2012 and December 31, 2011, respectively. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. The outstanding swap contracts have an agreed average swap exchange rates of Php50.45 as at March 31, 2012 and December 31, 2011. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 3.01% and 3.04% per annum as at March 31, 2012 and December 31, 2011, respectively. The mark-to-market losses of the 2012 and 2017 swaps amounted to Php904 million and Php2,088 million as at March 31, 2012, respectively, as compared to the mark-to-market losses of the 2012 and 2017 swaps of Php834 million and Php2,090 million as at December 31, 2011, respectively.

On various dates from October to November 2010, PLDT entered into several overlay principal only swap agreements with an aggregate notional amount of US$60 million to effectively unwind a portion of the outstanding long-term principal only-currency swap agreement maturing in 2012. The overlay swaps are offsetting swaps which carry the direct opposite terms and cash flows of our existing swap agreement. As consideration for the overlay swaps, PLDT will pay an average fixed rate of 10.84% on a semi-annual basis over the life of the offsetting swaps. These overlay swap agreements have an aggregate mark-to-market gains of Php401 million and Php356 million as at March 31, 2012 and December 31, 2011, respectively.

Digitel Group

On October 7, 2008, DMPI entered in an eight-year interest rate swap agreement with a total notional amount of US$54.1 million to hedge its interest rate exposures on the US$59.2 million US$ Loan Facility maturing in March 2017 into fixed interest rate. Under this agreement, Digitel is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as of the last Calculation Date and in exchange, will pay a fixed rate of 3.88%. The outstanding notional amount under this agreement amounted to US$34 million and US$37 million as at March 31, 2012 and December 31, 2011, respectively. The mark-to-market losses amounted to Php111 million and Php125 million as at March 31, 2012 and December 31, 2011, respectively.

On October 7, 2008, DMPI entered in an eight-year interest rate swap agreement with a total notional amount of US$46.5 million to hedge its interest rate exposures on the US$51.2 million US$ Loan Facility maturing in June 2017 into fixed interest rate. Under this agreement, Digitel is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as of the last Calculation Date and in exchange, will pay a fixed rate of 3.97%. The outstanding notional amount under this agreement amounted to US$32 million each as at March 31, 2012 and December 31, 2011. The mark-to-market losses amounted to Php118 million and Php109 million as at March 31, 2012 and December 31, 2011, respectively.

SPi Group

In February and March 2011, SPi and SPi CRM entered into several forward foreign exchange contracts with various financial institutions to hedge a portion of monthly dollar denominated revenues and peso denominated expenses maturing March 2011 up to October 2012. The gains and losses on such contracts are expected to be recognized in profit or loss upon occurrence of the monthly dollar revenues and monthly peso expenses hedged.

On December 6, 2011, SPi CRM changed its functional currency from Philippine peso to U.S. dollar resulting to all outstanding hedges to become ineffective starting from that date and marked-to-market gains and losses thereafter are recognized in profit or loss. The mark-to-market gains recognized in the profit or loss arising from ineffective hedge as at March 31, 2012 and December 31, 2011 by SPi CRM amounted to Php37 million and Php9 million, respectively. The outstanding forward exchange contracts that was designated as hedges amounted to US$22 million as at March 31, 2012 for SPi, while SPi CRM and SPi’s outstanding forward exchange contracts that were designated as hedges amounted to US$24 million and US$29 million, respectively, as at December 31, 2011.

In January 2012, SPi CRM pre-terminated all outstanding ineffective hedges.

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates, managed funds and other structured products linked to the Republic of the Philippines. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

We have letters of credit amounting to Php271 million as at March 31, 2012 and certain financial instruments that are allocated to meet our short-term liquidity needs. These financial instruments are cash and cash equivalents, and short-term investments amounting to Php46,792 million and Php607 million, respectively, as at March 31, 2012. See Note 15 – Cash and Cash Equivalents.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at March 31, 2012 and December 31, 2011:

		Less than
	Total	1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
March 31, 2012 (Unaudited)
Loans and receivables:	82,229	73,269	8,754	103	103
Advances and other noncurrent assets	8,990	30	8,754	103	103
Cash equivalents	41,915	41,915	–	–	–
Short-term investments	74	74	–	–	–
Retail subscribers	11,553	11,553	–	–	–
Corporate subscribers	9,201	9,201	–	–	–
Foreign administrations	4,917	4,917	–	–	–
Domestic carriers	1,584	1,584	–	–	–
Dealers, agents and others	3,995	3,995	–	–	–
HTM investments:	513	363	150	–	–
Investment in debt securities	513	363	150	–	–
Financial instruments at FVPL:	533	533	–	–	–
Short-term investments	533	533	–	–	–
Available-for-sale financial assets	7,177	–	–	–	7,177
Total	90,452	74,165	8,904	103	7,280

December 31, 2011 (Audited)
Loans and receivables:	73,626	72,492	886	201	47
Advances and other noncurrent assets	1,165	31	886	201	47
Cash equivalents	41,420	41,420	–	–	–
Short-term investments	24	24	–	–	–
Retail subscribers	11,302	11,302	–	–	–
Corporate subscribers	9,200	9,200	–	–	–
Foreign administrations	4,961	4,961	–	–	–
Domestic carriers	1,323	1,323	–	–	–
Dealers, agents and others	4,231	4,231	–	–	–
HTM investments:	508	358	150	–	–
Investment in debt securities	508	358	150	–	–
Financial instruments at FVPL:	534	534	–	–	–
Short-term investments	534	534	–	–	–
Available-for-sale financial assets	7,181	–	–	–	7,181
Total	81,849	73,384	1,036	201	7,228

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at March 31, 2012 and December 31, 2011:

	Payments Due by Period
		Less than
	Total	1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
March 31, 2012 (Unaudited)
Debt(1):	140,042	12,670	61,533	49,678	16,161
Principal	115,981	11,599	46,911	44,000	13,471
Interest	24,061	1,071	14,622	5,678	2,690
Lease obligations:	18,531	7,251	5,447	2,877	2,956
Operating lease	18,516	7,248	5,441	2,871	2,956
Finance lease	15	3	6	6	–
Unconditional purchase obligations(2)	623	268	258	97	–
Other obligations:	115,000	89,880	13,941	8,030	3,149
Derivative financial liabilities(3):	4,426	1,128	1,086	2,211	1
Long-term currency swap	4,197	1,047	967	2,183	–
Interest rate swap	229	81	119	28	1
Various trade and other obligations:	110,574	88,752	12,855	5,819	3,148
Suppliers and contractors	38,959	21,404	12,019	5,536	–
Dividends	24,723	24,723	–	–	–
Utilities and related expenses	24,740	24,691	22	5	22
Liability from redemption preferred shares	8,031	8,031	–	–	–
Employee benefits	5,070	5,070	–	–	–
Customers’ deposits	2,263	–	164	3	2,096
Carriers	1,814	1,814	–	–	–
Others	4,974	3,019	650	275	1,030

Total contractual obligations	274,196	110,069	81,179	60,682	22,266

December 31, 2011 (Audited)
Debt(1):	142,271	16,378	62,213	39,476	24,204
Principal	119,410	15,348	48,141	33,971	21,950
Interest	22,861	1,030	14,072	5,505	2,254
Lease obligations:	17,826	6,352	5,324	2,998	3,152
Operating lease	17,810	6,349	5,317	2,992	3,152
Finance lease	16	3	7	6	–
Unconditional purchase obligations(2)	674	279	263	132	–
Other obligations:	91,828	66,223	14,976	7,072	3,557
Derivative financial liabilities(3):	3,789	589	1,026	701	1,473
Long-term currency swap	3,552	500	907	673	1,472
Interest rate swap	237	89	119	28	1
Various trade and other obligations:	88,039	65,634	13,950	6,371	2,084
Suppliers and contractors	45,604	25,476	13,761	6,367	–
Utilities and related expenses	23,839	23,834	5	–	–
Employee benefits	4,452	4,452	–	–	–
Dividends	2,583	2,583	–	–	–
Customers’ deposits	2,272	–	184	4	2,084
Carriers	1,642	1,642	–	–	–
Others	7,647	7,647	–	–	–

Total contractual obligations	252,599	89,232	82,776	49,678	30,913

(1)	Consists of long-term debt, including current portion, and notes payable; gross of unamortized debt discount and debt issuance costs.

(2)	Based on the Amended ATPA with AIL. See Note 24 – Related Party Transactions.

(3)	Gross liabilities before any offsetting application.

Debt

See Note 20 – Interest-bearing Financial Liabilities for a detailed discussion of our debt, including debt instruments of Digitel Group.

Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment.

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at March 31, 2012 and December 31, 2011 are as follows:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Within one year	7,383	6,423
After one year but not more than five years	8,177	8,235
More than five years	2,956	3,152
	18,516	17,810

Finance Lease Obligations

See Note 20 – Interest-bearing Financial Liabilities for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 24 – Related Party Transactions for a detailed discussion of PLDT’s obligation under the Original and the Amended ATPA.

Under the Amended ATPA, PLDT’s aggregate remaining minimum obligation is approximately Php623 million and Php674 million as at March 31, 2012 and December 31, 2011, respectively.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php110,574 million and Php88,039 million as at March 31, 2012 and December 31, 2011, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php271 million and Php913 million as at March 31, 2012 and December 31, 2011, respectively. These commitments will expire within one year.

Foreign Currency Exchange Risk

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage the hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap contracts. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative translation adjustments in other comprehensive income until the hedged transaction affects our consolidated income statement or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at March 31, 2012 and December 31, 2011:

	2012		2011
	(Unaudited)		(Audited)
U.S. Dollar		Php(1)	U.S. Dollar	Php(2)

(in millions)
Noncurrent Financial Assets
Advances and other noncurrent assets	2	88	2	83
Total noncurrent financial assets	2	88	2	83

Current Financial Assets
Cash and cash equivalents	162	6,945	165	7,248
Short-term investments	12	540	12	540
Trade and other receivables – net	206	8,835	215	9,445
Derivative financial assets	10	438	8	366

Total current financial assets	390	16,758	400	17,599

Total Financial Assets	392	16,846	402	17,682

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	964	41,412	906	39,806
Derivative financial liabilities	52	2,236	51	2,235

Total noncurrent financial liabilities	1,016	43,648	957	42,041

Current Financial Liabilities
Accounts payable	144	6,174	198	8,688
Accrued expenses and other current liabilities	140	5,990	129	5,677
Derivative financial liabilities	23	985	21	924
Current portion of interest-bearing financial liabilities	370	15,914	349	15,328

Total current financial liabilities	677	29,063	697	30,617

Total Financial Liabilities	1,693	72,711	1,654	72,658

(1)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php42.93 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at March 31, 2012.

(2)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php43.92 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2011.

As at May 7, 2012, the Philippine peso-U.S. dollar exchange rate was Php42.38 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have decreased in Philippine peso terms by Php716 million as at March 31, 2012.

Approximately 49% and 47% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at March 31, 2012 and December 31, 2011, respectively. Consolidated foreign currency-denominated debt increased to Php55,855 million as at March 31, 2012 from Php54,877 million as at December 31, 2011. See Note 20 – Interest-bearing Financial Liabilities. The aggregate notional amount of PLDT’s outstanding long-term principal only-currency swap contracts were US$262 million each as at March 31, 2012 and December 31, 2011. Consequently, the unhedged portion of our consolidated debt amounts was approximately 39% (or 32%, net of our consolidated U.S. dollar cash balances) and 37% (or 30%, net of our consolidated U.S. dollar cash balances) as at March 31, 2012 and December 31, 2011, respectively.

Approximately, 28% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the three months ended March 31, 2012 as compared with approximately 32% for the three months ended March 31, 2011. Our consolidated expenses were denominated in U.S. dollars and/or were linked to U.S. dollars was approximately 18% for the three months ended March 31, 2012 as compared with approximately 21% for the three months ended March 31, 2011. In this respect, the appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreased our revenues and expenses, and consequently, our cash flow from operations in terms of Philippine peso.

The Philippine peso had appreciated by 2.24% against the U.S. dollar to Php42.93 to US$1.00 as at March 31, 2012 from Php43.92 to US$1.00 as at December 31, 2011. As at March 31, 2011, the Philippine peso had appreciated by 0.91% against the U.S. dollar to Php43.41 to US$1.00 from Php43.81 to US$1.00 as at December 31, 2010. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange gains of Php1,236 million and Php320 million for the three months ended March 31, 2012 and 2011, respectively. See Note 4 – Operating Segment Information.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until our next reporting date of June 30, 2012. Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 0.55% as compared to the exchange rate of Php42.93 to US$1.00 as at March 31, 2012. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 0.55% as at March 31, 2012, with all other variables held constant, profit after tax for the three months ended March 31, 2012 would have been approximately Php141 million higher/lower and our consolidated stockholders’ equity as at March 31, 2012 would have been approximately Php139 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and short-term borrowings with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at March 31, 2012 and December 31, 2011. Financial instruments that are not subject to interest rate risk were not included in the table.

As at March 31, 2012 (Unaudited)

								Discount/
								Debt Issuance Cost	Carrying Value
	In U.S. Dollars							In Php	In Php	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities
Philippine Peso	8	4	–	–	–	12	513	–	513	12	518
Interest rate	6.9200%	7.0000%	–	–	–	–	–	–	–	–	–
Cash in Bank
U.S. Dollar	24	–	–	–	–	24	1,039	–	1,039	24	1,039
Interest rate	0.0100% to 0.5000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	73	–	–	–	–	73	3,108	–	3,108	73	3,108
Interest rate	0.0100% to 3.0000%	–	–	–	–	–	–	–	–	–	–
Other Currencies	3	–	–	–	–	3	140	–	140	3	140
Interest rate	0.0100% to 3.0000%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	123	–	–	–	–	123	5,280	–	5,280	123	5,280
Interest rate	0.2500% to 2.0000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	853	–	–	–	–	853	36,635	–	36,635	853	36,635
Interest rate	0.7500% to 4.7500%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	13	–	–	–	–	13	540	–	540	13	540
Interest rate	1.9200%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	1	–	–	–	–	1	67	–	67	1	67
Interest rate	3.3720%	–	–	–	–	–	–	–	–	–	–
	1,098	4	–	–	–	1,102	47,322	–	47,322	1,102	47,327

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	146	–	–	234	–	380	16,317	102	16,215	425	18,240
Interest rate	11.3750%	–	–	8.3500%	–	–	–	–	–	–	–
U.S. Dollar Fixed Loans	–	55	303	30	18	406	17,423	1,680	15,743	369	15,862
Interest rate	–	1.9000% to 3.9550%	1.9000% to 3.9550%	1.9000% to 3.9550%	3.9550%	–	–	–	–	–	–
Philippine Peso	34	84	176	568	244	1,106	47,506	52	47,454	1,190	51,084
Interest rate	6.5708%	5.3300% to 9.1038%	5.3300% to 9.1038%	5.3300% to 9.1038%	5.4963% to 9.1038%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	41	228	88	131	51	539	23,156	57	23,099	538	23,101
Interest rate	US$LIBOR + 0.4000%	US$LIBOR + 0.3000%	US$LIBOR + 0.3000%	US$LIBOR + 0.3000%	US$LIBOR + 0.3000%	–	–	–	–	–	–
	to 0.7500%	to 2.0000%	to 2.0000%	to 2.0000%	to 1.8000%
Philippine Peso	1	144	15	62	–	222	9,521	2	9,519	222	9,520
Interest rate	PDST-F + 1.3750%	PHPPDST-F + 0.3000%	PHPPDST-F + 0.3000%	BSPovernight rate	–	–	–	–	–	–	–
				+ 30 bps to 50 bps
Short-term Debt
Notes Payable
U.S. Dollar	19	–	–	–	–	19	794	–	794	19	794
	Bank’s
Interest rate	prime rate	–	–	–	–	–	–	–	–	–	–
Philippine Peso	29	–	–	–	–	29	1,264	–	1,264	29	1,264
Interest rate	4.0000%	–	–	–	–	–	–	–	–	–	–
	270	511	582	1,025	313	2,701	115,981	1,893	114,088	2,792	119,865

As at December 31, 2011 (Audited)

								Discount/
								Debt Issuance Cost	Carrying Value
	In U.S. Dollars							In Php	In Php	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities
Philippine Peso	8	4	–	–	–	12	508	–	508	12	516
Interest rate	6.8750%	7.0000%	–	–	–	–	–	–	–	–	–
Cash in Bank
U.S. Dollar	14	–	–	–	–	14	626	–	626	14	626
Interest rate	0.0100% to 0.7663%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	66	–	–	–	–	66	2,886	–	2,886	66	2,886
Interest rate	0.0100% to 3.1500%	–	–	–	–	–	–	–	–	–	–
Other Currencies	5	–	–	–	–	5	218	–	218	5	218
Interest rate	0.0100% to 2.0000%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	133	–	–	–	–	133	5,824	–	5,824	133	5,824
Interest rate	0.2500% to 1.7000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	810	–	–	–	–	810	35,596	–	35,596	810	35,596
Interest rate	1.0000% to 4.8750%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	12	–	–	–	–	12	540	–	540	12	540
Interest rate	3.1020%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	–	–	–	–	–	–	18	–	18	–	18
Interest rate	3.5000%	–	–	–	–	–	–	–	–	–	–
	1,048	4	–	–	–	1,052	46,216	–	46,216	1,052	46,224

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	146	–	–	–	234	380	16,691	124	16,567	427	18,740
Interest rate	11.3750%	–	–	–	8.3500%	–	–	–	–	–	–
U.S. Dollar Fixed Loans	–	53	302	28	21	404	17,738	1,900	15,838	359	15,770
Interest rate	–	2.9900% to 3.9550%	2.2500% to 3.9550%	2.9900% to 3.9550%	3.9550%	–	–	–	–	–	–
Philippine Peso	121	137	122	590	187	1,157	50,818	38	50,780	1,194	52,454
Interest rate	5.6250% to 6.5708%	5.4692% to 8.4346%	5.4692% to 9.1038%	5.4963% to 9.1038%	5.4963% to 9.1038%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	11	242	73	94	58	478	20,996	71	20,925	476	20,925
Interest rate	US$LIBOR + 0.7500%	US$LIBOR + 0.3000%	US$LIBOR + 0.3000%	US$LIBOR + 0.3000%	US$LIBOR + 0.3000%	–	–	–	–	–	–
		to 1.8500%	to 1.8500%	to 1.8000%	to 1.8000%
Philippine Peso	1	147	20	61	–	229	10,059	3	10,056	229	10,056
Interest rate	PDST-F + 1.3750%	PDST-F + 0.3000%	PDST-F + 0.3000%	BSPovernight rate	–	–	–	–	–	–	–
				+ 30 bps to 50 bps
Short-term Debt
Notes Payable
U.S. Dollar	35	–	–	–	–	35	1,537	–	1,537	35	1,537
	Bank’s
Interest rate	prime rate	–	–	–	–	–	–	–	–	–	–
Philippine Peso	36	–	–	–	–	36	1,572	–	1,572	36	1,572
Interest rate	4.0000%	–	–	–	–	–	–	–	–	–	–
	350	579	517	773	500	2,719	119,411	2,136	117,275	2,756	121,054

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of June 30, 2012. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 5 basis points and 15 basis points higher/lower, respectively, as compared to levels as at March 31, 2012. If U.S. dollar interest rates had been 5 basis points higher/lower as compared to market levels as at March 31, 2012, with all other variables held constant, profit after tax for the three months ended March 31, 2012 and our consolidated stockholders’ equity as at March 31, 2012 would have been approximately Php15 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 15 basis points higher/lower as compared to market levels as at March 31, 2012, with all other variables held constant, profit after tax for the three months ended March 31, 2012 and our consolidated stockholders’ equity as at March 31, 2012 would have been approximately Php49 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

The table below shows the maximum exposure to credit risk for the components of our consolidated statement of financial position, including derivative financial instruments as at March 31, 2012 and December 31, 2011:

	Gross Maximum Exposure(1)		Net Maximum Exposure(2)
	2012	2011	2012 2011
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
		(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	8,990	1,165	8,978	1,152
Cash and cash equivalents	46,792	46,057	46,169	45,483
Short-term investments	74	24	74	24
Foreign administrations	4,721	4,762	4,645	4,693
Retail subscribers	3,658	4,038	3,606	3,975
Corporate subscribers	2,932	2,708	2,776	2,495
Domestic carriers	1,430	1,212	1,430	1,212
Dealers, agents and others	3,273	3,525	3,209	3,497
HTM investments:
Investment in debt securities	513	508	513	508
Available-for-sale financial assets	7,177	7,181	7,177	7,181
Financial instruments at FVPL:
Short-term investments	533	534	533	534
Long-term currency swap	401	356	401	356
Derivatives used for hedging:
Forward foreign exchange contracts	37	10	37	10
Total	80,531	72,080	79,548	71,120

(1)	Gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements.

(2)	Gross financial assets after taking into account any collateral held or other credit enhancements or offsetting arrangements or deposit insurance.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at March 31, 2012 and December 31, 2011:

		Neither past due
		nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
March 31, 2012 (Unaudited)
Loans and receivables:
Advances and other noncurrent assets	8,990	8,953	37	–	–
Cash and cash equivalents	46,792	45,546	1,246	–	–
Short-term investments	74	74	–	–	–
Retail subscribers	11,553	1,649	1,187	822	7,895
Corporate subscribers	9,201	1,168	399	1,365	6,269
Foreign administrations	4,917	1,582	854	2,285	196
Domestic carriers	1,584	212	23	1,195	154
Dealers, agents and others	3,995	1,944	1,029	300	722
HTM investments:
Investment in debt securities	513	513	–	–	–
Available-for-sale financial assets	7,177	146	7,031	–	–
Financial instruments at FVPL(3):
Short-term investments	533	533	–	–	–
Long-term currency swap	401	401	–	–	–
Derivatives used for hedging:
Forward foreign exchange contracts	37	37	–	–	–
Total	95,767	62,758	11,806	5,967	15,236

December 31, 2011 (Audited)
Loans and receivables:
Advances and other noncurrent assets	1,165	1,128	37	–	–
Cash and cash equivalents	46,057	44,885	1,172	–	–
Short-term investments	24	24	–	–	–
Retail subscribers	11,302	1,449	1,050	1,539	7,264
Corporate subscribers	9,200	974	375	1,359	6,492
Foreign administrations	4,961	1,309	1,242	2,211	199
Domestic carriers	1,323	215	24	973	111
Dealers, agents and others	4,231	1,705	1,217	603	706
HTM investments:
Investment in debt securities	508	508	–	–	–
Available-for-sale financial assets	7,181	150	7,031	–	–
Financial instruments at FVPL(3):
Short-term investments	534	534	–	–	–
Long-term currency swap	356	356	–	–	–
Derivatives used for hedging:
Forward foreign exchange contracts	10	10	–	–	–

Total	86,852	53,247	12,148	6,685	14,772

(1)	This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)	This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at March 31, 2012 and December 31, 2011 are as follows:

			Past due but not impaired
		Neither past due
	Total	nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
March 31, 2012 (Audited)
Loans and receivables:
Advances and other noncurrent assets	8,990	8,990	–	–	–	–
Cash and cash equivalents	46,792	46,792	–	–	–	–
Short-term investments	74	74	–	–	–	–
Retail subscribers	11,553	2,836	629	120	73	7,895
Corporate subscribers	9,201	1,567	752	228	385	6,269
Foreign administrations	4,917	2,436	988	357	940	196
Domestic carriers	1,584	235	100	90	1,005	154
Dealers, agents and others	3,995	2,973	115	138	47	722
HTM investments:
Investment in debt securities	513	513	–	–	–	–
Available-for-sale financial assets	7,177	7,177	–	–	–	–
Financial instruments at FVPL:
Short-term investments	533	533	–	–	–	–
Long-term currency swap	401	401	–	–	–	–
Derivatives used for hedging:
Forward foreign exchange contracts	37	37	–	–	–	–
Total	95,767	74,564	2,584	933	2,450	15,236

December 31, 2011 (Audited)
Loans and receivables:
Advances and other noncurrent assets	1,165	1,165	–	–	–	–
Cash and cash equivalents	46,057	46,057	–	–	–	–
Short-term investments	24	24	–	–	–	–
Retail subscribers	11,302	2,499	1,202	226	111	7,264
Corporate subscribers	9,200	1,349	706	263	390	6,492
Foreign administrations	4,961	2,551	897	282	1,032	199
Domestic carriers	1,323	239	100	98	775	111
Dealers, agents and others	4,231	2,922	182	199	222	706
HTM investments:
Investment in debt securities	508	508	–	–	–	–
Available-for-sale financial assets	7,181	7,181	–	–	–	–
Financial instruments at FVPL:
Short-term investments	534	534	–	–	–	–
Long-term currency swap	356	356	–	–	–	–
Derivatives used for hedging:
Forward foreign exchange contracts	10	10	–	–	–	–

Total	86,852	65,395	3,087	1,068	2,530	14,772

Impairment Assessments

The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or whether there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowances.

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it is identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cash flow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares. Since 2005, our strong cash flow has enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core earnings per share. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. Under the share buyback program, we acquired a total of approximately 2.72 million shares of PLDT’s common stock for a total consideration of Php6,505 million, representing approximately 1% of PLDT’s outstanding shares of common stock, at a weighted average price of Php2,388 per share as at March 31, 2012 and December 31, 2011. See Note 8 – Earnings Per Common Share and Note 19 – Equity.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements calculated in conformity with PFRS, such as net consolidated debt to equity ratio. Net consolidated debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion and notes payable). Our objective is to maintain our net consolidated debt to equity ratio below 100%.

The table below provides information regarding our consolidated debt to equity ratio as at March 31, 2012 and December 31, 2011:

	2012	2011
	(Unaudited)	(Audited)
	(in million pesos)
Long-term debt, including current portion (Note 20)	112,030	114,166
Notes payable (Note 20)	2,058	3,109

Total consolidated debt	114,088	117,275
Cash and cash equivalents (Note 15)	(46,792)	(46,057)
Short-term investments	(607)	(558)

Net consolidated debt	66,689	70,660

Equity attributable to equity holders of PLDT	136,775	151,833

Net consolidated debt to equity ratio	49%	47%

28.	Cash Flow Information

The table below shows non-cash activities for the three months ended March 31, 2012 and 2011:

	2012	2011
	(Unaudited)
	(in million pesos)

Liability from redemption of preferred shares which consists of the following:
Preferred shares redeemed (Note 19)	4,029	–
Unclaimed dividends from stock agent form part of trust account	2,323	–
Unpaid dividends for preferred shares redeemed	1,821	–
Shares issued for settlement of the purchase price of Digitel shares tendered by the noncontrolling Digitel stockholders	4,401	–
Recognition of asset retirement obligations (Note 21)	17	7

29.	Other Matters

On May 8, 2012, the PLDT Board of Directors approved a Php6 billion investment by ePLDT, in Philippine Depositary Receipts, or PDRs, to be issued by MediaQuest Holdings, Inc., or MediaQuest, a wholly-owned entity of the PLDT Beneficial Trust Fund, or BTF. MediaQuest will invest the proceeds of the PDRs in TV5 and Cignal TV. TV5 operates free-to-air TV and radio stations while Cignal TV operates a DTH satellite TV business.

Since 2007, TV5 has grown its market share from 2.3% to 18% at the end of 2011 for Metro Manila and from 2.7% to 15.6% nationwide. Cignal TV is now the largest DTH Pay-TV operator in the Philippines, with over 250,000 subscribers. This investment will provide MediaQuest with the additional funding it requires in order to sustain the growth momentum of TV5 and Cignal TV.

The PLDT Group’s financial investment in media is consistent with its overall strategy of evolving itself from a traditional telco into a multi-media service company. It mirrors as well similar investments in media assets by other leading telecommunications companies worldwide. MediaQuest will serve as the anchor for the PLDT Group’s media offerings through the creation of content, generation of new revenue streams, and providing of direct access to overseas Filipino workers worldwide.